Exhibit 99.1

                  , 2019

Dear KAR Stockholder:

In February 2018, KAR Auction Services, Inc. (“KAR”) announced plans to separate its salvage auction businesses. The separation will occur by means of a spin-off of a newly formed company named IAA Spinco Inc. (“IAA”), which will contain the pre-separation salvage auction businesses of KAR, currently operated by KAR’s subsidiaries, including, but not limited to, Insurance Auto Auctions, Inc. in the United States, Impact Auto Auctions Ltd. in Canada and HBC Vehicle Services Limited in the United Kingdom. KAR, the existing publicly traded company, will continue to operate its remaining businesses, including its whole car auction business and financing, logistics and other ancillary and related services. As two distinct publicly traded companies, KAR and IAA will be better positioned to focus resources on their respective businesses and strategic priorities.

We believe that separating our salvage auction and whole car auction businesses will create two strong companies that will be leaders in their respective markets and that will benefit from enhanced strategic focus and streamlined operating structures and optimized capital allocation. Each public company will offer investors a distinct and compelling investment opportunity based on different operating and financial models, end-market business cycles and strategic growth opportunities.

The separation will provide current KAR stockholders with equity ownership in both KAR and IAA. The separation will be effected by means of a pro rata distribution of 100% of the outstanding shares of IAA common stock to holders of KAR common stock. Each KAR stockholder will receive one share of IAA common stock for every one share of KAR common stock held as of the close of business on                , 2019, the record date for the distribution. No vote of KAR stockholders is required for the separation or the distribution. You do not need to take any action to receive shares of IAA common stock to which you are entitled as a KAR stockholder, and you do not need to pay any consideration or surrender or exchange your KAR common stock.

The distribution is intended to be tax-free to KAR and KAR stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares.

I encourage you to read the attached information statement, which is being provided to all KAR stockholders who held common stock on the record date for the distribution. The information statement describes the separation in detail and contains important business and financial information about IAA.

I believe the time is right for this separation as these two businesses are well-positioned to deliver value as independent companies. We appreciate your continuing support of KAR, and look forward to your future support of both companies.

Sincerely,

Jim Hallett
Chairman of the Board and Chief Executive Officer
KAR Auction Services, Inc.

                  , 2019

Dear Future IAA Spinco Inc. Stockholder:

I am pleased to welcome you as a future stockholder of IAA Spinco Inc. (“IAA”), which we anticipate renaming as IAA, Inc. upon completion of the spin-off, the common stock of which we intend to list on the New York Stock Exchange under the symbol “IAA.” Although we are a newly formed company, we will assume the salvage auction businesses of KAR Auction Services, Inc. (“KAR”), comprised of Insurance Auto Auctions, Inc. in the United States, Impact Auto Auctions Ltd. in Canada and HBC Vehicle Services Limited in the United Kingdom. Through those businesses, we have been a leading provider of total loss claims solutions and damaged and salvage vehicle auctions in North America and the United Kingdom. We facilitate an efficient marketplace by providing auction services for sellers of damaged and total loss vehicles through our 179 sites across the United States and Canada, 14 sites in the United Kingdom, and multiple proprietary digital venues. In fiscal year 2018, KAR’s subsidiary, Insurance Auto Auctions, Inc., facilitated the sale of approximately 2.5 million salvage vehicles and generated approximately $1.3 billion of revenue as part of KAR.

As explained in the attached information statement, we believe that IAA, as a standalone publicly traded company, will be a strong organization that is a leader in its industry and that will benefit from an enhanced strategic focus and a streamlined operating structure. We plan to create long term stockholder value by continuing to improve our industry-leading position and maximizing our strategic growth opportunities.

We invite you to learn more about IAA and our strategic initiatives by reading the attached information statement. We thank you in advance for your support as a future stockholder of IAA.

Sincerely,

John Kett
Chief Executive Officer
IAA Spinco Inc. (anticipated to be renamed IAA, Inc.)

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED MAY 10, 2019

INFORMATION STATEMENT

IAA Spinco Inc.

This information statement is being furnished in connection with the distribution by KAR Auction Services, Inc. (“KAR”) to its stockholders of all of the issued and outstanding shares of common stock of IAA Spinco Inc. (“IAA”), a wholly owned subsidiary of KAR that will hold, directly or indirectly, the assets and liabilities related to KAR’s salvage auction businesses, which are currently held through KAR’s subsidiaries, Insurance Auto Auctions, Inc. in the United States, Impact Auto Auctions Ltd. in Canada and HBC Vehicle Services Limited in the United Kingdom. To implement the distribution, KAR will distribute all of the shares of IAA common stock on a pro rata basis to KAR stockholders.

For each share of KAR common stock you hold of record as of the close of business on                , 2019, the record date for the distribution, you will receive one share of IAA common stock. IAA expects the shares of IAA common stock to be distributed to you at                , Eastern time, on                , 2019. IAA refers to the date of the distribution of the IAA common stock as the “distribution date.”

The distribution is intended to be tax-free to KAR stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares.

No vote of KAR stockholders is required for the separation or the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send KAR a proxy, in connection with the separation or the distribution. You do not need to pay any consideration, exchange or surrender your existing KAR common stock or take any other action to receive your shares of IAA common stock.

There is no current trading market for IAA common stock, although IAA expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and IAA expects “regular-way” trading of IAA common stock to begin on the first trading day following the completion of the distribution. IAA has applied to have its common stock authorized for listing on the New York Stock Exchange (the “NYSE”) under the symbol “IAA.” Following the separation and distribution, KAR will continue to trade on the NYSE under the symbol “KAR.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 19.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is          .

This information statement was first mailed to KAR stockholders on or about          .

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is IAA and why is KAR separating IAA’s business and distributing IAA stock?
IAA, a wholly owned subsidiary of KAR, was formed to own and operate the pre-separation salvage auction businesses of KAR, currently operated by KAR’s subsidiaries, including, but not limited to, Insurance Auto Auctions, Inc. in the United States, Impact Auto Auctions Ltd. in Canada and HBC Vehicle Services Limited in the United Kingdom. The separation of IAA from KAR and the distribution of IAA common stock are intended to provide you with equity ownership in two separate, publicly traded companies that will be able to focus exclusively on each of their respective businesses. KAR and IAA expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section entitled “The Separation and Distribution—Rationale for the Separation.”

Why am I receiving this document?
KAR is delivering this document to you because you are a holder of KAR common stock. If you are a holder of KAR common stock as of the close of business on                , 2019, the record date of the distribution, you will be entitled to receive one share of IAA common stock for every one share of KAR common stock that you held at the close of business on such date. This document will help you understand how the separation and distribution will affect your post-separation ownership in KAR and IAA, respectively.

How will the separation of IAA from KAR work?
IAA is currently a wholly owned subsidiary of KAR. In connection with the separation, KAR will transfer to IAA all employees, operations, assets and liabilities associated with KAR’s salvage auction businesses. Prior to the distribution, KAR will undertake a series of internal reorganization transactions (referred to herein as the “internal restructuring”) to facilitate the transfers of entities and the related assets and liabilities from KAR to IAA.

After the completion of the internal restructuring, KAR will distribute all of the outstanding shares of IAA common stock to KAR stockholders on a pro rata basis as a distribution intended to be tax-free for U.S. federal income tax purposes, except to the extent of any cash received in lieu of fractional shares of IAA common stock. For additional information on the separation, see “The Separation and Distribution.”

Why is the separation of IAA structured as a distribution?
KAR believes that the separation and distribution is an efficient way to separate its salvage auction businesses in a manner that will achieve the corporate business purposes as set forth herein in the section titled “Rationale for the Separation and Distribution.”

What is the record date for the distribution?	The record date for the distribution will be , 2019.

When will the distribution occur?
It is expected that all of the shares of IAA common stock will be distributed by KAR at          , Eastern time, on         , 2019 to holders of record of KAR common stock at the close of business on          , 2019, the record date for the distribution.

What do stockholders need to do to participate in the distribution?
Stockholders of KAR as of the record date for the distribution will not be required to take any action to receive IAA common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the separation and distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing KAR common stock or take any other action to receive your shares of IAA common stock. Please do not send in your KAR stock certificates. The distribution will not affect the number of outstanding shares of KAR common stock or any rights of KAR stockholders, although it will affect the market value of each outstanding share of KAR common stock.

How will shares of IAA common stock be issued?
You will receive shares of IAA common stock through the same channels that you currently use to hold or trade KAR common stock, whether through a brokerage account or other channel. Receipt of shares of IAA common stock will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements.

If you own KAR common stock as of the close of business on the record date for the distribution, including shares owned in certificated form, KAR, with the assistance of American Stock Transfer & Trust Company, LLC (“AST”), the distribution agent, will electronically distribute shares of IAA common stock to you or to your brokerage firm on your behalf in book-entry form. AST will mail you a book-entry account statement that reflects your shares of IAA common stock, or your bank or brokerage firm will credit your account for the common stock.

How many shares of IAA common stock will I receive in the distribution?
KAR will distribute to you one share of IAA common stock for every one share of KAR common stock you held as of the close of business on the record date for the distribution. Based on approximately          shares of KAR common stock outstanding as of          , 2019, a total of approximately          shares of IAA common stock will be distributed. For additional information on the distribution, see “The Separation and Distribution.”

Will IAA issue fractional shares of its common stock in the distribution?
No. IAA will not issue fractional shares of its common stock in the distribution. Fractional shares that KAR stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional shares such holder would otherwise have been entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable, for U.S. federal income tax purposes, to the recipient KAR stockholders. See “U.S. Federal Income Tax Consequences” for further information.

What are the conditions to the distribution?	The distribution is subject to the satisfaction (or waiver by KAR in its sole and absolute discretion) of the following conditions:

	•	the SEC shall have declared effective the registration statement of which this information statement forms a part, and this information statement shall have been mailed to the KAR stockholders;

•
KAR shall have received an opinion from its U.S. tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that the separation and the distribution, taken together, will qualify as a transaction that is described in Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”);

•
KAR shall have received an opinion from a nationally recognized appraisal, valuation and investment banking firm, in form and substance satisfactory to the board of directors of KAR, confirming the solvency and financial viability of each of KAR and IAA after the distribution;

	•	the internal restructuring shall have been effectuated, in accordance with the plan of restructuring contemplated by the separation and distribution agreement;

	•	the separation shall have been effectuated as contemplated by the separation and distribution agreement;

•
the actions and filings necessary or appropriate under applicable U.S. federal, U.S. state and other securities laws or blue sky laws and the rules and regulations thereunder shall have been taken or made, and, where applicable, have become effective or been accepted;

	•	the ancillary agreements relating to the separation shall have been duly executed and delivered by the applicable parties thereto;

•
no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the transactions related thereto shall be threatened or in effect;

	•	the shares of IAA common stock to be distributed shall have been accepted for listing on the NYSE, subject to official notice of distribution;

•
KAR shall have received the shares of IAA common stock and the cash distribution of approximately $         , and shall be satisfied in its sole and absolute discretion that it shall have no further liability under the Credit Agreement (as defined below); and

•
no other events or developments shall exist or shall have occurred that, in the judgment of the board of directors of KAR, in its sole and absolute discretion, make it inadvisable to effect the separation, the distribution or the transactions contemplated by the separation and distribution agreement or any ancillary agreement.

KAR and IAA cannot assure you that any or all of these conditions will be met and may also waive any of the conditions to the distribution. In addition, KAR can choose at any time not to go forward with the separation and distribution for any reason or no reason. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation and distribution?
The completion and timing of the separation and distribution depend on a number of conditions. It is expected that the shares of IAA common stock will be distributed by KAR at          , Eastern time, on          , 2019 to the holders of record of KAR common stock at the close of business on          , 2019, the record date for the distribution. However, no assurance can be provided as to the timing of the separation or that all conditions to the distribution will be met.

Can KAR decide to cancel the distribution of IAA common stock even if all the conditions have been met?
Yes. Until the distribution has occurred, KAR has the right to terminate the distribution, even if all of the conditions are satisfied. See “The Separation and Distribution—Conditions to the Distribution.”

What if I want to sell my KAR common stock or my IAA common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of KAR common stock?
Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, it is expected that there will be two markets in KAR common stock: a “regular-way” market and an “ex-distribution” market. KAR common stock that trades in the “regular-way” market will trade with an entitlement to shares of IAA common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of IAA common stock to be distributed in the distribution. If you decide to sell any KAR common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your KAR common stock with or without your entitlement to IAA common stock to be issued in the distribution.

Where will I be able to trade shares of IAA common stock?
IAA has applied to list its common stock on the NYSE under the symbol “IAA.” IAA anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to and through the distribution date and that “regular-way” trading in IAA common stock will begin on the first trading day following the completion of the separation. If trading begins on a “when-issued” basis, you may purchase or sell IAA common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. IAA cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of KAR common stock?	KAR common stock will continue to trade on the NYSE after the distribution under the symbol “KAR.”

Will the number of KAR common stock that I own change as a result of the distribution?	No. The number of KAR common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my KAR common stock?
Yes. As a result of the distribution, KAR expects the trading price of KAR common stock immediately following the distribution to be lower than the “regular-way” trading price of such common stock immediately prior to the distribution because the trading price will no longer reflect the value of salvage auction businesses. There can be no assurance that the aggregate market value of the KAR common stock and the IAA common stock following the separation will be higher or lower than the market value of KAR common stock before the separation. This means, for example, that the combined trading prices of one share of KAR common stock and one share of IAA common stock after the distribution may be equal to, greater than or less than the trading price of one share of KAR common stock before the distribution.

What are the U.S. federal income tax consequences of the separation and the distribution?
KAR has received a private letter ruling (the “IRS Ruling”) from the Internal Revenue Service (the “IRS”) on certain issues relevant to the qualification of the separation and distribution as tax-free under Sections 368(a)(1)(D) and 355 of the Code, based on certain facts and representations set forth in such request. The IRS Ruling does not address all of the requirements for tax-free treatment of the separation and distribution, and the distribution is conditioned upon, among other things, KAR’s receipt of an opinion from its U.S. tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance satisfactory to KAR, regarding the qualification of the separation and distribution as a transaction that generally is tax-free to KAR and KAR’s stockholders, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the separation and distribution so qualifies, KAR stockholders generally should not be required, for U.S. federal income tax purposes, to recognize any gain or loss or to include any amount in their income upon their receipt of IAA common stock in the distribution (other than with respect to cash received in lieu of fractional shares). See “U.S. Federal Income Tax Consequences” for further information regarding the potential tax consequences of the separation and distribution to you.

How will I determine my tax basis in the IAA common stock I receive in the distribution?
For U.S. federal income tax purposes, your aggregate basis in the common stock that you hold in KAR and the new IAA common stock received in the distribution will equal the aggregate basis in the KAR common stock held by you immediately before the distribution, allocated between your KAR common stock and the IAA common stock you receive in the distribution (including any fractional share interest in IAA common stock for which cash is received) in proportion to the relative fair market value of each on the distribution date. You should consult your tax advisor about the particular consequences of the separation and distribution to you, including the application of the tax basis allocation rules and the application of federal, state, local and non-U.S. tax laws.

What will IAA’s relationship be with KAR following the separation?
IAA will enter into a separation and distribution agreement with KAR to effect the separation and provide a framework for IAA’s relationship with KAR after the separation and will enter into certain ancillary agreements, such as transition services agreements, a tax matters agreement and an employee matters agreement (referred to herein as the “ancillary agreements”). These agreements will provide for the separation and allocation between IAA and KAR of the assets, employees, liabilities and obligations of KAR and its subsidiaries attributable to periods prior to, at and after IAA’s separation from KAR and will govern the relationship between IAA and KAR subsequent to the completion of the separation and distribution. For additional information regarding the separation and distribution agreement, ancillary agreements and other transaction agreements, see “The Separation and Distribution,” “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Person Transactions.”

Who will manage IAA after the separation?
IAA will benefit from a management team with an extensive background in the salvage auction businesses. Led by John Kett, who will be IAA’s Chief Executive Officer after the separation, IAA’s management team will possess a diverse set of relevant skills as well as experience in its industry. For more information regarding IAA’s management, see “Management.”

Are there risks associated with owning IAA common stock?
Yes. Ownership of IAA common stock is subject to both general and specific risks relating to IAA’s business, the industry in which it operates, its ongoing contractual relationships with KAR and its status as a separate, publicly traded company. Ownership of IAA common stock is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 19. You are encouraged to read that section carefully.

Does IAA plan to pay dividends?
The timing, declaration, amount of and payment of any dividends following the separation and distribution by IAA is within the discretion of its Board of Directors (the “Board”) and will depend upon many factors, including IAA’s financial condition and prospects, capital requirements and access to capital markets, covenants associated with certain of its debt obligations, legal requirements and other factors that the Board may deem relevant. Moreover, if IAA determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends. See “Dividend Policy.”

Will IAA incur any indebtedness prior to or at the time of the distribution?	Yes. IAA anticipates having approximately $1,330.0 million of indebtedness upon completion of the separation. See “Description of Indebtedness” and “Risk Factors.”

Who will be the distribution agent, transfer agent, registrar and information agent for the IAA common stock?
The distribution agent, transfer agent and registrar for the IAA common stock will be AST. For questions relating to the mechanics of the distribution or matters relating to the subsequent transfer of IAA common stock, you should contact:          . If your shares are held by a bank, broker or other nominee, you may call                at             .

Where can I find more information about KAR and IAA?	Before the distribution, if you have any questions relating to KAR’s business performance, you should contact:

KAR Auction Services, Inc. 13085 Hamilton Crossing Boulevard Carmel, Indiana 46032 (317) 249-4559 Attn: Investor Relations

After the distribution, IAA stockholders who have any questions relating to IAA’s business performance should contact IAA at:

IAA Spinco Inc. Two Westbrook Corporate Center, Suite 500 Westchester, Illinois 60154 (708) 492-7000 Attn: Investor Relations

The IAA investor website (www.iaai.com) is expected to be operational as of , 2019.

INFORMATION STATEMENT SUMMARY

This summary highlights selected information from this information statement relating to our company. For a more complete understanding of our business, the separation and the distribution, you should carefully read this entire information statement, including the “Risk Factors” section and our consolidated historical and pro forma financial statements and notes to those statements appearing elsewhere in this information statement.

Unless otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the separation of IAA Spinco Inc. from KAR (the “separation”) and the distribution of IAA Spinco Inc.’s common stock to KAR’s stockholders (the “distribution”). References in this information statement to “IAA,” “we,” “us,” “our” and “ the company” refer to IAA Spinco Inc. and its consolidated subsidiaries, unless the context requires otherwise. We anticipate renaming IAA Spinco Inc. as IAA, Inc. upon completion of the spin-off. References in this information statement to “KAR” refer to KAR Auction Services, Inc. and its consolidated subsidiaries, unless the context requires otherwise. References to IAA’s historical business and operations refer to the business and operations of KAR Auction Services, Inc.’s salvage auction businesses that will be allocated, assigned, assumed or transferred to or by IAA in connection with the separation and distribution, including those held through its subsidiaries, Insurance Auto Auctions, Inc., Impact Auto Auctions Ltd. and HBC Vehicle Services Limited. References to the “fiscal year ended December 30, 2018” or “fiscal year 2018” refer to the 52-week period that began on January 1, 2018 and ended on December 30, 2018. References to the “fiscal year ended December 31, 2017” or “fiscal year 2017” refer to the 52-week period that began on January 2, 2017 and ended on December 31, 2017. References to the “fiscal year ended January 1, 2017” or “fiscal year 2016” refer to the 53-week period that began on December 28, 2015 and ended on January 1, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Consolidated Financial Statements December 30, 2018, December 31, 2017 and January 1, 2017 —Note 2—Summary of Significant Accounting Policies—Fiscal Periods.”

Overview

We are a leading provider of auction solutions for total loss, damaged and low-value vehicles. We focus on creating trusted marketplaces for buyers and sellers, supported by industry-leading solutions and technology-driven capabilities. With a longstanding operating history of over 35 years, our solutions are focused on maximizing the value of vehicles sold through our marketplaces, lowering administrative costs, shortening the selling cycle and increasing the predictability of return to vehicle sellers. We believe that our comprehensive suite of logistics and vehicle-selling solutions, as well as our data analytics capabilities, will allow us to continue our track record of strong and consistent cash flows, revenue and earnings growth for the foreseeable future.

We facilitate the sale of total loss, damaged and low-value vehicles for a full spectrum of sellers, including insurance companies, dealerships, rental car companies, fleet lease companies and charitable organizations. Our solutions, which are focused on a diverse set of global customers, provide buyers with the vehicles they need to fulfill their vehicle rebuild requirements, replacement part inventory or scrap demand. Fees for our solutions are earned from both sellers and buyers of vehicles. In return for agreed-upon fees, vehicles are sold on behalf of our sellers, who continue to own the vehicle until it is sold to buyers through our marketplaces. Over 80% of volume that passes through our marketplaces is associated with insurance total loss vehicles, including vehicles from catastrophic events like hurricanes, floods and hail damage, and the remaining volume is associated with noninsurance customers such as dealers, vehicle leasing and rental car companies, charitable organizations and the general public.

Our unique omnichannel marketplace, combining physical and online marketplaces, is a key differentiator of our service offering and helps customers in achieving the highest selling price on a given vehicle. For the fiscal year ended December 30, 2018, greater than 60% of the vehicles sold by KAR’s subsidiary, Insurance Auto Auctions, Inc., were sold via our digital marketplaces.

We are one of the two largest providers of marketplaces for total loss, damaged and low-value vehicles in North America with approximately 40% market share. We currently operate 179 sites across the United States and Canada, and 14 sites in the United Kingdom, representing total acreage of approximately 7,500 gross acres.

During the fiscal year ended December 30, 2018 and for the three months ended March 31, 2019, we generated revenue of $1,326.8 million and $357.2 million, Adjusted EBITDA of $388.0 million (29.2% margin) and $107.9 million (30.2% margin) and Adjusted EBITDA less capital expenditures of $321.3 million (24.2% margin)

and $86.3 million (24.2% margin), respectively. See “Selected Historical Consolidated Financial Data” for our definition of Adjusted EBITDA and reconciliation of Adjusted EBITDA to reported net income, which we believe is the most directly comparable financial measure calculated in accordance with GAAP.

Our Industry

The salvage vehicle auction industry provides a venue for sellers, primarily automobile insurance companies, to dispose or liquidate total loss, damaged or low-value vehicles to either domestic and international dismantlers, rebuilders, scrap dealers or qualified public buyers.

While over five million vehicles are sold annually in salvage vehicle marketplaces in North America, this represents less than 2% of total vehicles in operation (approximately 300 million). We believe that volumes in the salvage vehicle auction industry will grow 5% to 7% annually for the foreseeable future, as the number of total loss vehicles increases.

We estimate that IAA and Copart, Inc. together represent over 80% of the North American market.

The industry currently benefits from several thematic tailwinds, including (i) Growing and Aging Automotive Car Parc (as defined below), (ii) increasing vehicle complexity and total loss frequency, (iii) increasing accident frequency and (iv) increasing utilization of recycled and alternative automotive parts.

Growing and Aging Automotive Car Parc

In North America, the salvage vehicle marketplace has benefited from a growing number of vehicles on the road (“Car Parc”), increasing average age of vehicles and a rising amount of annual miles driven. Over the last five years, the U.S. Car Parc has increased by approximately 27 million vehicles, representing 10.8% growth in the number of vehicles in operation. Additionally, the number of miles driven in the United States per year has grown by 230 billion miles. Both of these trends contribute to a rising number of automotive accidents, which supports increased volumes through our marketplaces.

Meanwhile, vehicle owners continue to drive the same vehicle for longer periods of time, reflected by a 2.6% increase in the average age of vehicles on the road since 2013. As vehicles become older and their residual values decline, it becomes more likely that these vehicles will surpass the total loss threshold when involved in an accident and be sold on behalf of insurers through our marketplaces.

1.	Source: Hedges and Company.
2.	Source: U.S. Department of Transportation.
3.	Source: Autocare Association.

Increasing Vehicle Complexity and Total Loss Frequency

Vehicle design has become increasingly complex in recent years, as automotive manufacturers seek to differentiate themselves from competitors by incorporating new and more complex technologies and other enhancements into their designs to reduce weight and improve fuel efficiency. This has resulted in higher repair and part replacement costs following an accident, making insurance companies more likely to declare a damaged vehicle a total loss. The percentage of claims resulting in total losses has steadily increased over the last five years. When a vehicle is deemed a total loss, insurers typically auction the vehicle through a salvage vehicle marketplace.

Source: CCC Information Services.

Increasing Accident Frequency

The salvage vehicle marketplace is directly impacted by accident rates. In the United States, accident rates have been increasing in recent years due to previously mentioned automotive industry factors, such as rising vehicles in operation and miles driven, and an increasing number of distractions for drivers is also contributing to this trend. According to the National Highway Traffic Safety Administration, the number of reported crashes in the United States grew by 12.1% from 2012 to 2015. As more accidents occur on the road, the likelihood of increased volumes through our salvage auction sites increases.

Increasing Utilization of Recycled and Alternative Automotive Parts

As insurance companies continue to identify ways to reduce their claim costs, the utilization and acceptance rates continue to increase for recycled parts from total loss vehicles and aftermarket replacement parts (combined “alternative parts”). Alternative part utilization in insurance claims has grown at a compounded annual growth rate (“CAGR”) of 6% since 2012, outpacing original equipment manufacturer (“OEM”) parts which grew at a 2% CAGR over the same time period. This trend is relevant for IAA as it is helping increase revenue for our buyer base, which in turn increases demand for our marketplaces.

Alternative part utilization continues to grow as insurance companies seek solutions to the rising cost of claims and increasing frequency of claims. According to the Insurance Information Institute, from 2012 to 2017, collision claims frequencies increased approximately 10% while claim severity, representing the size of the loss to the insurance company, increased nearly 16%. These compounding factors have led insurance companies to seek alternatives to lower costs per claim.

Rationale for the Separation

The KAR board of directors believes that separation of the salvage auction businesses from the remainder of KAR is in both companies’ best interest for a number of reasons, including the following:

Enhanced Strategic Focus and Flexibility

We believe that the separation will create two independent companies with distinct strengths, well-positioned for continued market leadership and growth. We believe both businesses will be able to better focus on their unique opportunities for long-term growth and profitability and to allocate resources in a manner that focuses on achieving their own operating priorities and financial objectives.

We believe that the separation will further enhance the ability of both companies to focus investments and innovation on serving their customers and strengthening their respective competitive positioning in the global marketplace. Further, we expect that each of IAA and KAR will be better equipped to address needs of their unique customers and respond to changing markets and competitive conditions.

Optimize Capital Allocation

We believe that the separation will enable each of IAA and KAR to create independent capital structures and allow independent decisions on investments, acquisitions and capital expenditures to advance their respective strategic priorities. A standalone IAA may allow for greater focus on international expansion and potential acquisitions. We believe that IAA will also be able to better align incentive compensation to the performance of IAA and specific business units.

Distinct Investment Identities

The separation is intended to create two distinct and compelling investment opportunities for investors based on individually unique operating models and associated track records of successful performance. It also provides investors with enhanced insight into each company’s distinct value drivers and simplified financial reporting to more accurately assess and value performance of each individual business.

Our Strengths

We believe we distinguish ourselves through the following competitive strengths, which we expect to continue to enhance as a standalone company:

Market Leadership and Expertise in the Salvage Vehicle Auction Industry

We are one of the two largest providers of total loss, damaged and low-value vehicle auction services in North America with approximately 40% market share. We estimate that IAA and Copart, Inc. together represent over 80% of the North American market. We have been operating in our market in North America since 1982 and have sold approximately 20 million vehicles since 2007 through our marketplaces and benefit from longstanding insight and expertise in the space. We are also the clear market leader in the Canadian market, with a long track record of growth, operating under the Impact Auto Auctions brand.

Significant Presence Through Our Unique Omnichannel Marketplace

Vehicles are marketed to bidders through IAA’s omnichannel marketplace that includes both physical and online marketplaces. We currently operate 179 sites across the United States and Canada and 14 sites in the United Kingdom, representing total acreage of approximately 7,500 gross acres. Although every vehicle that we offer is available online, we maintain and run live physical marketplaces simultaneously with our online marketplaces. We believe maintaining live, in-person physical marketplaces is a key differentiator in achieving the highest selling price on any given vehicle. A physical presence also improves pick-up, storage, titling and other ancillary services for our customers.

Our online marketplaces allow prospective bidders to preview, bid and potentially buy vehicles prior to the live auction event. Online inventory browsing and digital alerts (via email or through our buyer app) reduce the time required to acquire vehicles. North American online sales volumes for IAA for the fiscal year ended December 30, 2018 represented over 60% of the total vehicles sold by IAA.

Industry-Leading Technology and Data Analytics Capabilities

We have made substantial investments into technology throughout our history to ensure that we are providing market-leading solutions for our customers. Our technology and analytics capabilities have translated into strong and deeply embedded customer relationships with both sellers and buyers.

Our current online solutions include (i) iBid LIVETM – a proprietary live online bidding platform, (ii) IAA Buy NowTM – a complementary product to our live and live online platforms, allowing for buying of vehicles between auction dates, (iii) CSAToday® – our industry-leading seller portal where consignors can manage vehicle assignment, release and sale, as well as a suite of data and analytics reporting tools, (iv) Automated

Salvage Auction Processing – a proprietary web-based application which streamlines all aspects of our operations, and is the source for our 24/7 access that consignors enjoy through CSAToday® and (v) IAA Timed AuctionsTM – our latest offering to our omnichannel marketplace, which allows for bidding and buying of vehicles for a fixed time period before a scheduled live auction.

IAA Total Loss Solutions®

We have pioneered and developed a leading and highly differentiated set of solutions for the total loss claims process that demonstrate our focus on comprehensive customer service beyond the traditional auction. We believe our solutions are valued by our customers, which enhances our customer relationships and overall customer satisfaction.

Total Loss Solutions® is a comprehensive suite of services with products designed to help process total loss vehicle claims efficiently beginning with the loss event all the way through to asset liquidation. The suite was built with an eye toward workforce efficiency and customer service. Total Loss Solutions® includes services spanning from first notice of loss to vehicle sale at auction including: IAA Loss Advisor™, IAA Inspection Services®, IAA Title Services®, Title Procurement Dashboard, IAA Loan Payoff™ (in pilot), MyVehicleClaim.com and IAA Active Inventory Management.

Long-Standing and Diversified Relationship with Major National Insurers

We have established and maintain deep relationships with over 80 of the top 100 major national insurers, with over 80% of our volume sourced through our extensive insurer network. We expect that these relationships will continue to provide competitive differentiation and will make it difficult for new entrants and existing competitors to gain traction in the market.

Extensive International Buyer Network

We have a large, diverse and global buyer base that purchases vehicles through our marketplaces. Our active database of thousands of buyers improves the efficiency and efficacy of our marketplaces, ultimately benefiting both buyers and sellers.

Our buyer network is diversified. The largest buyer accounts for approximately 3% of total revenue, while no other buyer accounts for more than 1.5% of total revenue.

Attractive Profitability and Margin Profile Driving Long-Term Operating Leverage

We benefit from attractive profitability and margins due to substantial operating leverage. Over the past three years, we have consistently achieved an Adjusted EBITDA margin of approximately 26% maintained through our culture and focus on operational efficiency.

At IAA, we also lease a significant portion of our properties, which not only impacts our expenses but also results in lower capital intensity relative to our competitors.

Flexible and Efficient Financial Model

Our low maintenance capital expenditures and working capital requirements enable the business to generate strong cash flows. In fiscal year 2018, capital expenditures represented only 17% of Adjusted EBITDA. We expect our low capital intensity model to allow us to produce strong cash flow from operations, providing us great strategic and financial flexibility.

From an inventory perspective, we do not take title to or bear the risk of loss for a vast majority of vehicles sold through our marketplaces. Furthermore, buyers do not receive title or possession of vehicles after purchase until payment in full is received. These practices contribute to limited inventory and accounts receivable exposure.

While we currently lease our physical auction sites, the separation will provide management with the opportunity to further evaluate the strategic and financial merit of owning additional real estate, which would positively impact our profitability margins.

Experienced Management Team with a Strong Track Record

We are led by a senior management team with extensive industry experience. Our CEO, John Kett, has served in various executive leadership roles at IAA for 17 years, including CFO, President and CEO since 2014.

We benefit from our team’s industry knowledge and track record of market leadership, successful product innovation and financial performance. Additionally, our senior management team has experience executing and integrating acquisitions.

Our Business Strategy

We maintain a long history of strong and consistent execution that has led to growth in the business over several decades in periods under both private and public ownership. We also hold a strong track record of acquiring and integrating independent auction operations and improving profitability.

We seek to grow our business through the execution of the following strategies, among others:

Continue Organic Growth

By maintaining alignment with the largest, fastest-growing insurance companies and increasing our penetration of smaller carriers, we expect to generate long-term organic volume growth of 5% to 7% per year. Additionally, we provide an alternative venue for damaged and lower-value vehicles and, as a result, non-insurance sellers have contributed to our growth.

Broaden Our Service Offering with IAA Total Loss Solutions

Our market-leading Total Loss Solutions provides insurance companies with end-to-end outsourced solutions for the portion of the claims process prior to total loss determination and assignment to a salvage vehicle auction and helps insurance companies reduce cycle time and cost, while improving employee engagement and customer service, ultimately increasing policyholder retention. We continue to add additional services and capabilities and have multiple pilots underway.

Continue to Develop International Buyer Network

We are a leader in developing international buyer networks through our unique approach of combining on-site, in-person recruiting with a state-of-the-art digital platform to attract and retain buyers. We have customized our marketing approaches to cater to local cultures and ways of doing business, and have invested significant resources in developing a deep understanding of the unique needs of each international market. Expanding the base of international buyers brings more bidders to our platform and yields better outcomes for sellers in our marketplaces.

In fiscal year 2018, approximately 16% of our U.S. volume was sold to buyers registered outside of the United States. Our success is evident in the number of international buyers on our U.S. marketplace growing by over 50% since 2015. Our further commitment to our international buyers is demonstrated by our buyer portal, which is available online in six languages and our call center which currently supports 12 languages.

Continue to Improve Operating Efficiencies

We are focused on reducing costs without diminishing our level of customer service. We are shortening the time it takes a vehicle to move through the auction process, which will further improve the service we provide our customers, reduce depreciation on vehicle values, and also improve our operating margins by making our real estate usage more efficient. Over the last five years, we have shortened the auction process through the deployment of a variety of initiatives. We also continuously analyze how we store cars to optimize our real estate usage and process more volume without incurring incremental costs. We have further deployed digital tools to our yard operations to speed up and improve the vehicle check-in, title, inventory and sale processes.

Expand Internationally in Attractive Markets

For the three months ended March 31, 2019, approximately 12% of our revenues were generated outside of the United States, and we are in the process of establishing or continuing to build operations around the world in key geographic markets. In Canada, we plan to continue increasing our presence organically through Impact Auto Auctions Ltd. and in the United Kingdom, we plan to continue increasing our presence organically through HBC Vehicle Services Limited.

We also intend to strategically enter new markets by pursuing strategic acquisitions, partnerships or greenfield opportunities in high priority regions globally.

Expand Breadth of Solution Suite and Continue to Develop Data Analytics Capabilities

Our solutions deliver enhanced economic benefits to our customers by increasing transparency and reducing cycle time and friction throughout the process. We plan to continue to broaden our product portfolio by investing in the development of innovative solutions that further improve our customers’ results.

We intend to capitalize on our long-term commitment to gathering data on the buying and selling behavior which produces our auction and sales results. Using our data analytics expertise, we can provide better tools for both sellers and buyers to be better informed and make better, more confident decisions to improve their results and satisfaction.

Employ Disciplined Capital Allocation Strategy

We generate strong cash flows as a result of our attractive gross margins, the ability to leverage our corporate infrastructure across our multiple auction locations, low maintenance capital expenditures and limited working capital requirements. We are committed to adopting a balanced and disciplined capital allocation policy that will enable us to deliver attractive long-term stockholder value. Our long-term goal is to drive growth, both organic and through acquisitions, while also strengthening our balance sheet through debt reduction and returning capital to stockholders. In the near term, we aim to utilize a significant portion of excess cash generated by the business for debt reduction.

The Separation

On February 27, 2018, KAR announced that it would pursue a plan to separate its salvage auction businesses from its whole car auction business. The separation will be effected by allocating the assets and liabilities related primarily to the salvage auction businesses, which are currently held through KAR’s subsidiaries, including, but not limited to, Insurance Auto Auctions, Inc. in the United States, Impact Auto Auctions Ltd. in Canada and HBC Vehicle Services Limited in the United Kingdom, to IAA and then distributing the common stock of IAA to KAR’s stockholders. The separation and distribution will result in KAR and IAA becoming two independent, publicly traded companies, with IAA owning and operating KAR’s pre-separation salvage auction businesses and KAR continuing to own and operate its remaining businesses, including its whole car auction business and financing, logistics and other ancillary and related services.

Conditions to the Distribution

The consummation of the distribution and separation are subject to the satisfaction or, to the extent permitted by applicable law, waiver by KAR of several conditions, including:

•	the SEC shall have declared effective the registration statement of which this information statement forms a part, and this information statement shall have been mailed to the KAR stockholders;
•	KAR shall have received an opinion from its U.S. tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that the separation and the distribution, taken together, will qualify as a transaction that is described in Sections 368(a)(1)(D) and 355 of the Code;
•	KAR shall have received an opinion from a nationally recognized appraisal, valuation and investment banking firm, in form and substance satisfactory to the board of directors of KAR, confirming the solvency and financial viability of each of KAR and IAA after the distribution;

•	the internal restructuring shall have been effectuated, in accordance with the plan of restructuring contemplated by the separation and distribution agreement;
•	the separation shall have been effectuated as contemplated by the separation and distribution agreement;
•	the actions and filings necessary or appropriate under applicable U.S. federal, U.S. state and other securities laws or blue sky laws and the rules and regulations thereunder shall have been taken or made, and, where applicable, have become effective or been accepted;
•	the ancillary agreements relating to the separation shall have been duly executed and delivered by the applicable parties thereto;
•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the transactions related thereto shall be threatened or in effect;
•	the shares of IAA common stock to be distributed shall have been accepted for listing on the NYSE, subject to official notice of distribution;
•	KAR shall have received the shares of IAA common stock and the cash distribution of approximately $ , and shall be satisfied in its sole and absolute discretion that it shall have no further liability under the Credit Agreement; and
•	no other events or developments shall exist or shall have occurred that, in the judgment of the board of directors of KAR, in its sole and absolute discretion, make it inadvisable to effect the separation, the distribution or the transactions contemplated by the separation and distribution agreement or any ancillary agreement.

KAR will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the separation and, to the extent it determines to proceed, to determine the record date for the distribution and the distribution date and the distribution ratio. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

Agreements with KAR

Following the separation and distribution, IAA and KAR will operate separately, each as an independent publicly traded company. IAA will enter into a separation and distribution agreement with KAR. In connection with the separation, IAA also intends to enter into various ancillary agreements to effect the separation and provide a framework for its relationship with KAR after the separation, such as transition services agreements, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between IAA and KAR of KAR’s assets, employees, liabilities and obligations attributable to periods prior to, at and after IAA’s separation from KAR and will govern certain relationships between IAA and KAR after the separation. Forms of the agreements listed above are filed as exhibits to the registration statement on Form 10 of which this information statement forms a part.

Summary Risk Factors

There are risks associated with IAA’s business, the separation of IAA from KAR and an investment in IAA’s common stock, including:

Risks Related to IAA’s Business

•	Our business and operating results would be adversely affected if we lose one or more significant customers.
•	We may be unable to meet or exceed our customers’ expectations, which could result in poor customer retention and adversely affect our operating results and financial condition.
•	If we are not successful in competing with our known competitors, customers and/or disruptive new entrants, then our market position or competitive advantage could be threatened, as well as our business and results of operations.

•	If our facilities lack the capacity to accept additional vehicles, then our relationships with insurance companies or other vehicle suppliers could be adversely affected.
•	Significant disruptions of information technology systems or breaches of information technology systems, infrastructure and business information could adversely affect our business and reputation.
•	If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.
•	We may not be successful in the implementation of our business strategy or we may improperly align new strategies with our vision, which could lead to the misapplication of our resources.
•	We may not properly leverage or make the appropriate investment in technology advancements, which could result in the loss of any sustainable competitive advantage in products, services and processes.
•	If we acquire businesses that: are not aligned with our strategy; lack the proper research and preparation; create unnecessary risks; improperly value and price a target; have poor integration execution; and/or do not achieve the desired outcomes, then our operating results, financial condition and growth prospects could be adversely affected.
•	Fluctuations in the supply of and demand for damaged and total loss vehicles impact auction sales volumes, which may adversely affect our revenues and profitability.
•	Declining values for damaged and total loss vehicles purchased could adversely affect our profitability.
•	A reduction in used-vehicle prices reduces the proceeds from the sale of damaged and total loss vehicles and lowers revenue per vehicle.
•	Increases in fuel prices could lead to a reduction in miles driven and may have an adverse effect on our revenues and operating results, as well as our earnings growth rates.
•	We have a substantial amount of debt, which could impair our financial condition and adversely affect our ability to react to changes in our business.
•	A portion of our net income is derived from our international operations, primarily Canada, which exposes us to foreign exchange risks that may impact our financial statements. In addition, increases in the value of the U.S. dollar relative to certain foreign currencies may negatively impact foreign buyer participation at our marketplaces.
•	We assume the settlement risk for vehicles sold through our marketplaces.
•	We are partially self-insured for certain losses.
•	We have a material amount of goodwill which, if it becomes impaired, would result in a reduction in our net income.
•	If we fail to attract and retain key personnel, or have inadequate succession planning, we may not be able to execute our business strategies and our financial results could be negatively affected.
•	We are dependent on the continued and uninterrupted service from our workforce.
•	Changes in laws affecting the importation of damaged and total loss vehicles may have an adverse effect on our business and financial condition.
•	We are subject to certain governmental regulations, including vehicle brokerage and auction laws and currency reporting obligations. Our business is subject to risks related to litigation and regulatory actions.
•	New accounting pronouncements or new interpretations of existing standards could require us to make adjustments to accounting policies that could adversely affect the financial statements.
•	We may be subject to patent or other intellectual property infringement claims, which could have an impact on our business or operating results due to a disruption in our business operations, the incurrence of significant costs and other factors.

•	Environmental, health and safety risks could adversely affect our operating results and financial condition.
•	Weather-related and other events beyond our control may adversely impact operations.

Risks Related to the Separation and Distribution

•	We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business.
•	The separation may result in disruptions to, and negatively impact our relationships with, our customers and other business partners and the relationships with the customers and other business partners of KAR.
•	If the separation and distribution fail to qualify as a tax-free transaction for U.S. federal income tax purposes, then IAA, KAR and KAR’s stockholders could be subject to significant tax liability or tax indemnity obligations.
•	The combined post-separation value of KAR and IAA common stock may not equal or exceed the pre-separation value of KAR common stock.
•	We have no history of operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.
•	Until the separation occurs, KAR has sole discretion to change the terms of the separation in ways that may be unfavorable to us.
•	The separation and distribution agreement that we will enter into with KAR may limit our ability to compete in certain markets for a period of time following the separation.
•	We may have received better terms from unaffiliated third parties than the terms we receive in our agreements with KAR.
•	We may not be able to engage in certain corporate transactions after the separation.
•	We may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.
•	We will be required to satisfy certain indemnification obligations to KAR or we may not be able to collect on indemnification rights from KAR.
•	Certain contracts that will need to be assigned from KAR or its affiliates to us in connection with the separation require the consent of the counterparty to such an assignment, and failure to obtain these consents could increase our expenses or otherwise reduce our profitability.
•	After the separation and distribution, certain of our directors and executive officers may have actual or potential conflicts of interest because of their equity ownership in and other continuing relationships with KAR.
•	Challenges in the commercial and credit environments may materially adversely affect our ability to complete the separation and our future access to capital.

Risks Related to IAA’s Common Stock

•	We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, our stock price may fluctuate significantly.
•	Substantial sales of our common stock may occur in connection with this distribution, which could cause our stock price to be volatile and to decline.
•	We cannot guarantee the timing, amount or payment of dividends on our common stock in the future.
•	Your percentage of ownership in IAA may be diluted in the future.

•	No vote of the KAR stockholders is required in connection with the separation and distribution. As a result, if you do not want to receive our common stock in the distribution, your sole recourse will be to divest yourself of your KAR common stock prior to or on the distribution date.
•	Provisions in our amended and restated certificate of incorporation and by-laws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Neither IAA nor KAR can assure you that, following the separation, any of the benefits described in this summary or otherwise will be realized to the extent anticipated or at all.

Corporate Information

IAA was incorporated in Delaware for the purpose of holding KAR’s salvage auction businesses in connection with the separation and distribution described in this information statement. Prior to the separation, IAA will have no operations.

The address of IAA’s principal executive offices is Two Westbrook Corporate Center, Suite 500, Westchester, Illinois 60154. IAA’s telephone number is (708) 492-7000. IAA maintains a website at https://www.iaai.com. IAA’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of KAR who will receive shares of IAA common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of IAA’s securities. The information contained in this information statement is believed by IAA to be accurate as of the date set forth on its cover. Changes may occur after that date and neither IAA nor KAR will update the information except in the normal course of their respective disclosure obligations and practices.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating IAA and IAA’s common stock. The occurrence of any of the following risks could materially and adversely affect IAA’s business, financial condition, prospects, results of operations and cash flows. In such case, the trading price of IAA’s common stock could decline and you could lose all or part of your investment. The risk factors generally have been separated into three groups: risks related to IAA’s business, risks related to the separation and risks related to IAA’s common stock. However, these risks are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially affect our business, financial condition, results of operations and prospects.

Risks Related to IAA’s Business

Our business and operating results would be adversely affected if we lose one or more significant customers.

Loss of business from, or changes in the consignment patterns of, our key customers could have a material adverse effect on our business and operating results. Generally, institutional and dealer customers make no binding long-term commitments to us regarding consignment volumes. Any such customer could reduce its overall supply of vehicles for our marketplaces or otherwise seek to materially change the terms of its business relationship with us at any time. Any such change could harm our business and operating results. The loss of, or material reduction in business from, our key customers could have a material adverse effect on our business and operating results.

Approximately 80% of our revenues derive from insurance company customers and a small number of these customers account for a large share of our revenues. In fiscal year 2018, approximately 40% of our revenues were associated with the fees generated from the auction of salvage vehicles, including buyer fees, from our three largest insurance customers, each of which accounted for over 10% of our revenue. If one or more of our large customers were to significantly reduce consignments for any reason or favor competitors or new entrants, we may not be successful in replacing such business and our profitability and operating results would be materially adversely affected.

We may be unable to meet or exceed our customers’ expectations, which could result in poor customer retention and adversely affect our operating results and financial condition.

We believe our future success depends in part on our ability to respond to changes in customer requirements and our ability to meet regulatory requirements for our customers. Our customers include insurance companies, used-vehicle dealers, auto lenders, vehicle leasing and rental companies, non-profit organizations, automotive body shops, rebuilders, automotive wholesalers, exporters, dismantlers, recyclers, brokers, and the general public. We have established long-term relationships with virtually all of the major automobile insurance companies. We work to develop strong relationships and interactive dialogue with our customers to better understand current trends and customer needs. If we are not successful in meeting our customers’ expectations, our customer relationships could be negatively affected and result in a loss of future business, which would adversely affect our operating results and financial condition.

Our agreements with our largest institutional suppliers of damaged and total loss vehicles are generally subject to cancellation by either party upon 30 to 90 days’ notice. In addition, it is common that institutional suppliers regularly review their relationships with salvage auctions through written requests for proposals. Such suppliers may from time to time require us to make changes to the way we do business as part of the request for proposal process. There can be no assurance that our existing agreements will not be canceled or that we will be able to enter into future agreements with these or other suppliers that disrupt our supplier base on similar terms, or at all, and our ability to grow and sustain profitability could be impaired.

If we are not successful in competing with our known competitors, customers and/or disruptive new entrants, then our market position or competitive advantage could be threatened, as well as our business and results of operations.

We face significant competition for the supply of damaged and total loss vehicles and the buyers of those vehicles. Our principal sources of competition historically have come from (1) direct competitors (e.g., Copart and Total Resource Auctions, a subsidiary of Cox Enterprises, Inc.), (2) new entrants, including new vehicle remarketing venues, and (3) existing alternative vehicle remarketing venues. Due to the increasing use of the

Internet and other technology as marketing and distribution channels, we also face increasing competition from online wholesale and retail marketplaces (generally without any meaningful physical presence) and from our own customers when they sell directly to end users through such platforms rather than remarket vehicles through our marketplaces. Increased competition could result in price reductions, reduced margins or loss of market share.

Our future success also depends on our ability to respond to evolving industry trends, changes in customer requirements and new technologies.

Some of our competitors may have greater financial and marketing resources than we do, may be able to respond more quickly to evolving industry dynamics and changes in customer requirements, or may be able to devote greater resources to the development, promotion and sale of new or emerging services and technologies. Our ability to successfully grow through investments in the area of emerging opportunities depends on many factors, including advancements in technology, regulatory changes and other factors that are difficult to predict, or that may significantly affect the future of electrification, autonomy, and mobility. If we are unable to compete successfully or to successfully adapt to industry changes, our business, revenues and profitability could be materially adversely affected.

Our potential competitors include used-vehicle auctions, providers of claims software to insurance companies, and certain salvage buyer groups and automobile insurance companies, some of which currently supply damaged and total loss vehicles to us. Insurance companies may in the future decide to dispose of their damaged and total loss vehicles directly to end users, which would negatively affect our volumes, revenue and profitability. After the separation, we may also face competition from ADESA, Inc., a wholly-owned subsidiary of KAR (“ADESA”), for some of the services that we provide, and the separation and distribution agreement may limit our ability to compete in certain markets for a period of time. See “—The separation and distribution agreement that we will enter into with KAR may limit our ability to compete in certain markets for a period of time following the separation.”

If our facilities lack the capacity to accept additional vehicles, then our relationships with insurance companies or other vehicle suppliers could be adversely affected.

We regularly evaluate our capacity in all our markets and, where appropriate, seek to increase capacity through the acquisition of additional land and facilities. Capacity at our facilities varies from period to period and by region as a result of various factors, including natural disasters. We may not be able to reach agreements to purchase or lease storage facilities in markets where we have limited excess capacity, and zoning restrictions or difficulties obtaining use permits may limit our ability to expand our capacity through acquisitions of new land. In addition, we may not be able to renew or enter into new leases at commercially reasonable rates. If we fail to have sufficient capacity at one or more of our facilities, our relationships with insurance companies or other vehicle suppliers could be adversely affected, which could adversely affect our operating results and financial condition.

Significant disruptions of information technology systems or breaches of information technology systems, infrastructure and business information could adversely affect our business and reputation.

We rely on information technology systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of our business processes and activities. The secure operation of these systems, and the processing and maintenance of the information processed by these systems, is critical to our business operations and strategy. Information technology risks (including the confidentiality, integrity and availability of digital assets) for companies have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. These threats may derive from fraud or malice on the part of our employees or third parties, or may result from human error or accidental technological failure. Our customers and other parties in the payments value chain rely on our digital online products as well as other information technologies, computers, software and networks to conduct their operations. In addition, to access our online products and services, our customers increasingly use personal smartphones, tablet PCs and other mobile devices that may be beyond our control.

We are subject to cyber threats and our information technology has been subject to cyber-attacks and we believe we will continue to be a potential target of such threats and attacks. Continuous cyber-attacks or a sustained attack could lead to service interruptions, malfunctions or other failures in the information technology that supports our business and customers (such as the lack of availability of our value-added systems), as well as the operations of our customers or other third parties. Continuous cyber-attacks could also lead to damage to our reputation with our customers and other parties and the market, additional costs (such as repairing systems, adding new personnel or protection technologies, or compliance costs), regulatory penalties, financial losses to both us and our customers and partners and the loss of customers and business opportunities. If such attacks are not detected in a timely manner, their effects could be compounded.

Despite security measures and business continuity plans, our systems may be vulnerable to damage, disruptions or shutdowns caused by hackers, computer viruses, or breaches due to errors or malfeasance by employees, third parties and others who have access to these systems. If our information technology is compromised, becomes inoperable for extended periods of time or ceases to function properly, we may have to make a significant investment to fix or replace the information technology and our ability to provide many of our electronic and online solutions to our customers may be impaired, which would have a material adverse effect on our consolidated operating results and financial position. In addition, as cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Any of the risks described above could disrupt our business, damage our reputation and materially adversely affect our consolidated financial position and results of operations.

In addition, aspects of our operations and business are subject to privacy regulation in the United States and elsewhere, including the California Consumer Privacy Act. We collect and store sensitive data, including the intellectual property, proprietary business information, proprietary business information of our customers, as well as personally identifiable information of our customers and employees, in data centers and on information technology networks. Many U.S. states have enacted data-breach regulations and laws requiring varying levels of consumer notification in the event of a security breach. Increased regulation and enforcement activity throughout the world in the areas of data privacy and data security/breach may materially increase our costs, which could have a material adverse effect on our operating results. Our failure to comply with the privacy and data security/breach laws to which we are subject could also result in fines, sanctions and damage to our reputation and tradenames or the loss of significant customers.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our proprietary rights. In the United States and internationally, we have filed various applications for protection of certain aspects of our intellectual property. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could have an adverse effect on our business and financial results.

We may not be successful in the implementation of our business strategy or we may improperly align new strategies with our vision, which could lead to the misapplication of our resources.

Our strategy is to provide the best remarketing venue and analytical evidence for every vehicle. To execute our strategy, we are pursuing strategic initiatives that management considers critical to our long-term success, including but not limited to developing alternative marketplaces, expanding our international footprint, establishing exceptional analytics capabilities, leveraging the Company’s unique remarketing portfolio and data, and growing the Company’s buyer base. There are significant risks involved with the execution of these initiatives, including significant business, economic and competitive uncertainties, many of which are outside of our control. Accordingly, we cannot predict whether we will succeed in implementing these strategic initiatives. For example, if we are unsuccessful in generating significant cash provided by operations, we may be unable to reinvest in our business, return capital to stockholders or reduce our outstanding indebtedness, which could negatively affect our financial position and results of operations and our ability to execute our other strategies. It could take several years to realize any direct financial benefits from these initiatives, if any direct financial benefits from these initiatives are achieved at all. Additionally, our business strategy may change from time to time, which could delay our ability to implement initiatives that we believe are important to our business.

We may not properly leverage or make the appropriate investment in technology advancements, which could result in the loss of any sustainable competitive advantage in products, services and processes.

Our business is dependent on information technology. Robust information technology systems, platforms and products are critical to our operating environment, digital online products and competitive position. Understanding technology innovation is necessary to remain at the forefront of our industry. We may not be successful in structuring our information technology or developing, acquiring or implementing information systems that are competitive and responsive to the needs of our customers. We might lack sufficient resources to continue to make the significant investments in information technology to compete with our competitors. Certain information technology initiatives that management considers important to our long-term success will require capital investment, have significant risks associated with their execution, and could take several years to implement. We may not be able to develop/implement these initiatives in a cost-effective, timely manner or at all.

If we acquire businesses that: are not aligned with our strategy; lack the proper research and preparation; create unnecessary risks; improperly value and price a target; have poor integration execution; and/or do not achieve the desired outcomes, then our operating results, financial condition and growth prospects could be adversely affected.

Acquisitions are a significant part of our growth strategy and have enabled us to further broaden and diversify our service offerings. Our strategy generally involves acquisitions of companies, products, services and technologies to expand our online, digital and mobile capabilities and the acquisition and integration of additional auction sites and personnel. Acquisition of businesses requires substantial time and attention of management personnel and may also require additional equity or debt financings. Further, integration of newly established or acquired businesses is often disruptive. Since we have acquired or in the future may acquire one or more businesses, there can be no assurance that we will identify appropriate targets, will acquire such businesses on favorable terms, or will be able to successfully integrate such organizations into our business. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and they could materially adversely affect our business, financial condition and results of operations. Acquisitions may also have unanticipated tax, legal, regulatory and accounting ramifications, including as a result of recording goodwill and non-amortizable intangible assets that are subject to impairment testing on a regular basis and potential periodic impairment charges. In addition, we expect to compete against other auction groups or new industry consolidators for suitable acquisitions. If we are able to consummate acquisitions, such acquisitions could be dilutive to earnings, and we could overpay for such acquisitions.

In pursuing a strategy of acquiring other businesses, we face other risks including, but not limited to:

•	incurring significantly higher capital expenditures, operating expenses and operating losses of the business acquired;
•	entering new markets with which we are unfamiliar;
•	incurring potential undiscovered liabilities at acquired businesses;
•	failing to maintain uniform standards, controls and policies;
•	incorporating acquired technology and rights into our offerings and unanticipated expenses related to such integration;
•	impairing relationships with employees and customers as a result of management changes; and
•	increasing expenses for accounting and computer systems, as well as integration difficulties.

Acquisitions and other strategies to expand our operations beyond North America subject us to significant risks and uncertainties. As a result, we may not be successful in realizing anticipated synergies or we may experience unanticipated integration expenses. As we continue to explore opportunities to expand our business internationally, we will need to develop policies and procedures to manage our business on a global scale. There can be no assurance that we will identify appropriate international targets, acquire such businesses on favorable terms, or be able to successfully grow and integrate such organizations into our business. Operationally, acquired businesses typically depend on key relationships and our failure to maintain those relationships could have an adverse effect on our operating results and financial condition.

In addition, we anticipate that our non-U.S.-based operations will continue to subject us to risks associated with operating on an international basis, including:

•	exposure to foreign currency exchange rate risk, which may have an adverse impact on our revenues and profitability;
•	restrictions on our ability to repatriate funds, as well as repatriation of funds currently held in foreign jurisdictions, which may result in higher effective tax rates;
•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to operate in certain foreign markets;
•	compliance with the Foreign Corrupt Practices Act;
•	compliance with the various privacy regulations, including General Data Protection Regulation;
•	dealing with unfamiliar regulatory agencies and laws favoring local competitors;
•	dealing with political and/or economic instability;
•	the difficulty of managing and staffing foreign offices, as well as the increased travel, infrastructure, legal and compliance costs associated with international operations;
•	localizing our product offerings; and
•	adapting to different business cultures and market structures.

As we continue to explore opportunities to expand globally, our success will depend on our ability to anticipate and effectively manage these and other risks associated with operating on an international basis. Our failure to manage these risks could have an adverse effect on our operating results and financial condition.

Fluctuations in the supply of and demand for damaged and total loss vehicles impact auction sales volumes, which may adversely affect our revenues and profitability.

We depend on receiving a sufficient number of total loss vehicles to sustain profit margins. Factors that can adversely affect the number of vehicles received include, but are not limited to, a decrease in the number of vehicles in operation or miles driven, mild weather conditions that cause fewer traffic accidents, reduction of policy writing by insurance providers that would affect the number of claims over a period of time, changes in vehicle technology and autonomous vehicles, a decrease in the percentage of claims resulting in a total loss or elimination of automotive collision coverage by consumers, delays or changes in state title processing, government regulations on the standards for producing vehicles and changes in direct repair procedures that would reduce the number of newer, less damaged total loss vehicles, which tend to have higher salvage values. In addition, our business depends on a limited number of automobile insurance companies to supply the damaged and total loss vehicles we sell at auction. Our agreements with these insurance company suppliers are generally subject to cancellation by either party upon 30 to 90 days’ notice. There can be no assurance that our existing agreements will not be canceled or that we will be able to enter into future agreements with these suppliers. Future decreases in the quality and quantity of vehicle inventory, and in particular the availability of newer and less damaged vehicles, could have a material adverse effect on our operating results and financial condition. If the supply or value of damaged and total loss vehicles coming to auction declines significantly, our revenues and profitability may be adversely affected. In addition, decreases in commodity prices, such as steel and platinum, may negatively affect vehicle values and demand at salvage auctions.

Declining values for damaged and total loss vehicles purchased could adversely affect our profitability.

In the United Kingdom, the salvage market typically operates on a principal basis, in which a vehicle is purchased and then resold, rather than on an agent basis, in which the auction acts as a sales agent for the owner of the vehicle. Operating on a principal basis exposes us to inventory risks, including losses from theft, damage and obsolescence. Furthermore, in periods when the supply of vehicles from the insurance sector in North America declines, salvage operators have acquired and in the future may acquire vehicles on their own. If we purchase vehicles, the increased costs associated with acquiring the vehicles could have a material adverse effect on our gross profit and operating results. Vehicles sold under purchase agreements or purchased from individual sellers were approximately 4% of total damaged and total loss vehicles sold for the three months ended March 31, 2019. In addition, when vehicles are purchased, we are subject to changes in vehicle values, such as those caused by changes in commodity prices for steel and platinum. Decreases in commodity prices may negatively affect vehicle values and demand at salvage auctions.

A reduction in used-vehicle prices reduces the proceeds from the sale of damaged and total loss vehicles and lowers revenue per vehicle.

The volume of new vehicle production, accuracy of lease residual estimates, interest rate fluctuations, customer demand and changes in regulations, among other things, all potentially affect the pricing of used vehicles. When used-vehicle prices are high, used-vehicle dealers may retail more of their trade-in vehicles on their own rather than selling them at auction. A sustained reduction in used-vehicle pricing could result in lower proceeds from the sale of damaged and total loss vehicles and a related reduction in revenue per vehicle, a potential loss of consignors and decreased profitability. Furthermore, when vehicles are purchased, we are subject to changes in vehicle values, such as those caused by changes in commodity prices for steel and platinum. Decreases in commodity prices may negatively affect vehicle values and demand at salvage auctions.

Increases in fuel prices could lead to a reduction in miles driven and may have an adverse effect on our revenues and operating results, as well as our earnings growth rates.

Increased fuel prices could lead to a reduction in the miles driven per vehicle, which may reduce accident rates. Increases in fuel prices may also disproportionately affect the demand for sports cars, luxury vehicles, sport utility and full-sized vehicles, which are generally not as fuel-efficient as smaller vehicles. Retail sales and accident rates are factors that affect the number of damaged and total loss vehicles sold at auction and wholesale prices of those vehicles. Additionally, higher fuel costs increase the cost of transportation and towing of vehicles and we may not be able to pass on such higher costs to our customers.

We have a substantial amount of debt, which could impair our financial condition and adversely affect our ability to react to changes in our business.

As of March 31, 2019, on a pro forma basis after giving effect to the separation and distribution, our total corporate debt was approximately $1,330.0 million.

Our indebtedness could have important consequences including:

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, debt-service requirements, execution of our business strategy, acquisitions and other purposes;
•	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on debt, which would reduce the funds available for other purposes, including funding future expansion;
•	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult to react quickly to, changing conditions; and
•	exposing us to risks inherent in interest rate fluctuations because the majority of our indebtedness is at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates.

In addition, if we are unable to generate sufficient cash from operations to service our debt and meet other cash needs, we may be forced to reduce or delay capital expenditures, suspend or eliminate dividends, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, particularly because of our high levels of debt and the restrictions imposed by the agreements governing our indebtedness. If we must sell certain of our assets, it may negatively affect our ability to generate revenue. The inability to obtain additional financing could have a material adverse effect on our financial condition.

If we cannot make scheduled payments on our debt, we would be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;
•	the lenders under our Senior Secured Credit Facilities (as defined below) could terminate their commitments to lend us money and foreclose against the assets securing their borrowings; and
•	we could be forced into bankruptcy or liquidation.

A portion of our net income is derived from our international operations, primarily Canada, which exposes us to foreign exchange risks that may impact our financial statements. In addition, increases in the value of the U.S. dollar relative to certain foreign currencies may negatively impact foreign buyer participation at our marketplaces.

Fluctuations between U.S. and foreign currency values may adversely affect our results of operations and financial position, particularly fluctuations with Canadian currency values. In addition, there may be tax inefficiencies in repatriating cash from Canada. Approximately 10% of our revenues were attributable to our Canadian operations for the three months ended March 31, 2019. A decrease in the value of the Canadian currency relative to the U.S. dollar would reduce our profits from Canadian operations and the value of the net assets of our Canadian operations when reported in U.S. dollars in our financial statements. This could have a material adverse effect on our business, financial condition or results of operations as reported in U.S. dollars. A 1% decrease in the average Canadian exchange rate for the three months ended March 31, 2019 would have impacted net income by approximately $0.1 million.

In addition, fluctuations in exchange rates may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our Canadian operations are translated using period-end exchange rates; such translation gains and losses are reported in “Accumulated other comprehensive income/loss” as a component of stockholders’ equity. The revenues and expenses of our Canadian operations are translated using average exchange rates during each period.

Likewise, we have a significant number of non-U.S.-based buyers who participate in our marketplaces. Increases in the value of the U.S. dollar relative to these buyers’ local currencies may reduce the prices they are willing to pay at auction, which may negatively affect our revenues.

We assume the settlement risk for vehicles sold through our marketplaces.

Typically, following the sale of a vehicle, we do not release the vehicle to a buyer until such time as we have received full payment for the vehicle. We may be obligated, however, to remit payment to a seller before receiving payment from a buyer and in those circumstances, we may not have recourse against sellers for any buyer’s failure to satisfy its payment obligations. Because we retain possession of the vehicle, we can resell the vehicle to mitigate any potential losses. Since revenue for most vehicles does not include the gross sales proceeds, failure to collect the receivables in full may result in a net loss up to the gross sales proceeds on a per vehicle basis in addition to any expenses incurred to collect the receivables and to provide the services associated with the vehicle. If we are unable to collect payments on a large number of vehicles and we are unable to resell them and recover our costs, the resulting payment obligations to the seller and decreased fee revenues may have a material adverse effect on our results of operations and financial condition.

We are partially self-insured for certain losses.

We self-insure a portion of employee medical benefits under the terms of our employee health insurance program, as well as a portion of our automobile, general liability and workers’ compensation claims. We record an accrual for the claims expense related to our employee medical benefits, automobile, general liability and workers’ compensation claims based upon the expected amount of all such claims. If actual trends, including the severity of claims and medical cost inflation above expectations were to occur, our self-insured costs would increase, which could have an adverse impact on the operating results in that period.

We have a material amount of goodwill which, if it becomes impaired, would result in a reduction in our net income.

Goodwill represents the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair value of the net assets acquired. Current accounting standards require that goodwill no longer be amortized but instead be periodically evaluated for impairment based on the fair value of the reporting unit. A significant percentage of our total assets represents goodwill. Declines in our profitability or the value of comparable companies may impact the fair value of our reporting units, which could result in a write-down of goodwill and a reduction in net income.

If we fail to attract and retain key personnel, or have inadequate succession planning, we may not be able to execute our business strategies and our financial results could be negatively affected.

Our success depends in large part on the performance of our senior executive team and other key employees, including key field and information technology personnel. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete with us, we may not be able to effectively implement our business strategies, our business could suffer and the value of our common stock could be materially adversely affected. Our auction business is directly impacted by the business relationships our employees have established with customers and suppliers and, as a result, if we lose key personnel, we may have difficulty in retaining and attracting customers, developing new services, negotiating favorable agreements with customers and providing acceptable levels of customer service. Leadership changes will occur from time to time and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. We do not have nor do we currently expect to obtain key person insurance on any of our executive officers.

We depend on the continued and uninterrupted service from our workforce.

There are currently no collective bargaining agreements in effect. However, if a collective bargaining agreement were to be negotiated, we could be subject to a substantial increase in labor and benefits expenses that we may be unable to pass through to customers for some period of time, if at all.

Changes in laws affecting the importation of damaged and total loss vehicles may have an adverse effect on our business and financial condition.

Our Internet-based auction services have allowed us to offer our products and services to international markets and have increased our international buyer base. As a result, foreign buyers of damaged and total loss vehicles now represent a significant part of our total buyer base. Changes in laws and regulations that restrict the importation of damaged and total loss vehicles into foreign countries may reduce the demand for damaged and total loss vehicles and impact our ability to maintain or increase our international buyer base. The adoption of such laws or regulations in other jurisdictions that have the effect of reducing or curtailing our activities abroad could have a material adverse effect on our results of operations and financial condition by reducing the demand for our products and services.

We are subject to certain governmental regulations, including vehicle brokerage and auction laws and currency reporting obligations. Our business is subject to risks related to litigation and regulatory actions.

Our operations are subject to regulation, supervision and licensing under various federal, state, provincial and local authorities, agencies, statutes and ordinances, which, among other things, require us to obtain and maintain certain licenses, permits and qualifications and provide certain disclosures and notices. The regulations and laws that impact our company include, without limitation, the following:

•	The acquisition and sale of totaled and recovered theft vehicles are regulated by state or other local motor vehicle departments in each of the locations in which we operate.
•	Some of the transport vehicles used at our marketplaces are regulated by the U.S. Department of Transportation or similar regulatory agencies in the other countries in which we operate.

•	In many states and provinces, regulations require that a damaged and total loss vehicle be forever “branded” with a salvage notice in order to notify prospective purchasers of the vehicle’s previous salvage status.
•	Some state, provincial and local regulations limit who can purchase damaged and total loss vehicles, as well as determine whether a damaged and total loss vehicle can be sold as rebuildable or must be sold for parts or scrap only.
•	We are subject to various local zoning requirements with regard to the location of our auction and storage facilities, which requirements vary from location to location.
•	We are indirectly subject to the regulations of the Consumer Financial Protection Act of 2010 due to our vendor relationships with financial institutions.
•	We deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations.

Changes in law or governmental regulations or interpretations of existing law or regulations could result in increased costs, reduced vehicle prices and decreased profitability for us. In addition, failure to comply with present or future laws and regulations or changes in existing laws or regulations or in their interpretation could have a material adverse effect on our operating results and financial condition.

We are also subject from time to time to a variety of legal actions relating to our current and past business operations, including litigation relating to employment-related issues, the environment and personal injury claims. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. In addition, we could incur substantial costs in defending ourselves or in asserting our rights in such actions. The costs and other effects of pending litigation and administrative actions against us cannot be determined with certainty. Although we currently believe that no such proceedings will have a material adverse effect, there can be no assurance that the outcome of such proceedings will be as expected.

New accounting pronouncements or new interpretations of existing standards could require us to make adjustments to accounting policies that could adversely affect the financial statements.

The Financial Accounting Standards Board, the Public Company Accounting Oversight Board, the SEC, and other accounting organizations or governmental entities from time to time issue new pronouncements or new interpretations of existing accounting and auditing standards that require changes to our accounting policies and procedures and could cause us to incur additional costs. To date, we do not believe any new pronouncements or interpretations have had a material adverse effect on our financial condition or results of operations, but future pronouncements or interpretations could require the change of policies or procedures.

We may be subject to patent or other intellectual property infringement claims, which could have an impact on our business or operating results due to a disruption in our business operations, the incurrence of significant costs and other factors.

From time to time, we may receive notices from others claiming that we infringed or otherwise violated their patent or intellectual property rights, and the number of these claims could increase in the future. Claims of intellectual property infringement or other intellectual property violations could require us to enter into licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question, which could require us to change business practices and limit our ability to compete effectively. Even if we believe that the claims are without merit, the claims can be time-consuming and costly to defend and may divert management’s attention and resources away from our businesses. If we are required to take any of these actions, it could have an adverse impact on our business and operating results.

Environmental, health and safety risks could adversely affect our operating results and financial condition.

Our operations are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including those governing the emission or discharge of pollutants into the air or water, the generation, treatment, storage and release of hazardous materials and wastes and the investigation and remediation of contamination. Our failure to comply with current or future environmental, health or safety laws or to obtain and comply with permits required under such laws, could subject us to significant liability or require costly investigative, remedial or corrective actions.

We have incurred and may in the future incur expenditures relating to releases of hazardous materials, investigative, remedial or corrective actions, claims by third parties and other environmental issues, and such expenditures, individually or in the aggregate, could be significant. Federal and state environmental authorities are currently investigating our role in contributing to contamination at the Lower Duwamish Waterway Superfund Site in Seattle, Washington. Our potential liability at this site cannot be estimated at this time. See “Business—Legal Proceedings.”

Weather-related and other events beyond our control may adversely impact operations.

Extreme weather or other events, such as hurricanes, tornadoes, earthquakes, forest fires, floods, terrorist attacks or war, may adversely affect the overall economic environment, the markets in which we compete, and our operations and profitability. These events may impact our physical auction facilities, causing a material increase in costs, or delays or cancellation of auction sales, which could have a material adverse impact on our revenues and profitability. In some instances, for example with the severe storm in October 2012 known as “Superstorm Sandy,” these events may result in a sharp influx in the available supply of damaged and total loss vehicles and there can be no assurance that our business will have sufficient resources to handle such extreme increases in supply. Our failure to meet our customers’ demands in such situations could negatively affect our relationships with such customers and result in a loss of future business, which would adversely affect our operating results and financial condition. In addition, revenues generated as a result of the total loss of vehicles associated with such a catastrophe are typically recognized subsequent to the incurrence of incremental costs and such revenues may not be sufficient to offset the costs incurred.

Mild weather conditions tend to result in a decrease in the available supply of damaged and total loss vehicles because traffic accidents decrease and fewer vehicles are damaged. Accordingly, mild weather can have an adverse effect on our damaged and total loss vehicle inventories, which would be expected to have an adverse effect on our revenue and operating results and related growth rates.

Risks Related to the Separation and Distribution

We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business.

We may not be able to achieve the full strategic, financial, operational or other benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others:

•	the separation will create two independent companies with distinct strengths, well-positioned for market leadership and continued growth;
•	the separation will enable each company to create independent capital structures and allow independent decisions on investments, acquisitions and capital expenditures to advance its respective strategic priorities;
•	the separation will enhance KAR’s and our ability to address the needs of unique customers and respond to changing markets and competitive conditions;
•	the separation will simplify financial reporting and allow investors to more accurately assess and value KAR and us based on KAR’s and our performance as individual businesses; and
•	the separation will create distinct and compelling investment opportunities based on track records of successful performance and streamlined operating models.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;
•	following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of KAR;
•	following the separation, our business will be less diversified than KAR’s business prior to the separation; and
•	the other actions required to separate our and KAR’s respective businesses could disrupt our and KAR’s operations.

As independent publicly traded companies, KAR and IAA will be smaller, less diversified companies with a narrower business focus and may be more vulnerable to changing market conditions, which could materially and adversely affect their respective business, financial condition and results of operations.

Further, there can be no assurance that the combined value of the common stock of the two publicly traded companies will be equal to or greater than what the value of our common stock would have been had the separation not occurred. See “—The combined post-separation value of KAR and IAA common stock may not equal or exceed the pre-separation value of KAR common stock.”

The separation may result in disruptions to, and negatively impact our relationships with, our customers and other business partners and the relationships with the customers and other business partners of KAR.

Uncertainty related to the separation may lead customers and other parties with which KAR currently does business or with which we may do business in the future to terminate or attempt to negotiate changes in existing business relationships, or consider entering into business relationships with parties other than us or KAR. These disruptions could have a material and adverse effect on our or KAR’s businesses, financial condition, results of operations and prospects. The effect of such disruptions could be exacerbated by any delays in the completion of the separation.

If the separation and distribution fail to qualify as a tax-free transaction for U.S. federal income tax purposes, then IAA, KAR and KAR’s stockholders could be subject to significant tax liability or tax indemnity obligations.

KAR has received an IRS Ruling on certain issues relevant to the qualification of the separation and distribution as tax-free under Sections 368(a)(1)(D) and 355 of the Code, based on certain facts and representations. The IRS Ruling does not address all of the requirements for tax-free treatment of the separation and distribution.

It is a condition to the distribution that KAR receive an opinion from its U.S. tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, on the basis of certain facts, representations, covenants and assumptions set forth in such opinion, substantially to the effect that, for U.S. federal income tax purposes, the separation and distribution will qualify as a transaction that generally is tax-free to KAR and KAR’s stockholders, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. Notwithstanding the tax opinion, the IRS could determine on audit that the distribution should be treated as a taxable transaction if it determines that any of the facts, assumptions, representations or covenants set forth in the tax opinion is not correct or has been violated, or that the distribution should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the distribution, or if the IRS were to disagree with the conclusions of the tax opinion. If the distribution is ultimately determined to be taxable, the distribution could be treated as a taxable dividend to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liability. In addition, KAR and/or we could incur significant U.S. federal income tax liabilities or tax indemnification obligations, whether under applicable law or the tax matters agreement that we intend to enter into with KAR, if it is ultimately determined that certain related transactions were undertaken in anticipation of the distribution.

The combined post-separation value of KAR and IAA common stock may not equal or exceed the pre-separation value of KAR common stock.

As a result of the distribution, KAR expects the trading price of KAR common stock immediately following the distribution to be lower than the “regular-way” trading price of such stock immediately prior to the distribution because the trading price will no longer reflect the value of the salvage auction businesses held by us. There can be no assurance that the aggregate market value of the KAR common stock and the IAA common stock following the separation will be higher or lower than the market value of KAR common stock if the separation did not occur.

We have no history of operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about us in this information statement refers to our business as operated by and integrated with KAR. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of KAR. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that IAA would have achieved as a separate, publicly traded company during the periods presented, or those that we will achieve in the future, primarily as a result of the factors described below:

•	Prior to the separation, our business has been operated by KAR as part of its broader corporate organization, rather than as an independent company. KAR or one of its affiliates performed various corporate functions for us, such as accounting, treasury, tax, internal audit, risk management, human resources, safety and security and information technology risk. Our historical and pro forma financial results reflect allocations of corporate expenses from KAR for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company. Following the separation, our cost related to such functions previously performed by KAR may therefore increase.
•	Currently, our business is integrated with the other businesses of KAR. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although we will enter into transition agreements with KAR, these arrangements may not fully capture the benefits that we have enjoyed as a result of being integrated with KAR and may result in us paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition following the completion of the separation.
•	Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of KAR. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships, or other arrangements, which may or may not be available and may be more costly.
•	After the completion of the separation, the cost of capital for our business may be higher than KAR’s cost of capital prior to the separation.
•	Our historical financial information does not reflect the debt or the associated interest expense that we expect to incur as part of the separation and distribution.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from KAR. For additional information about the past financial performance of our business and the basis of presentation of the historical consolidated financial statements and the unaudited pro forma consolidated financial statements of our business, see “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

Until the separation occurs, KAR has sole discretion to change the terms of the separation in ways that may be unfavorable to us.

Until the separation occurs, we will be a wholly owned subsidiary of KAR. Accordingly, KAR will effectively have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to us.

In addition, KAR may decide at any time not to proceed with the separation and distribution if at any time the board of directors of KAR determines, in its sole and absolute discretion, that the distribution of our common stock or the terms thereof are not in the best interests of KAR and its stockholders or that legal, market or regulatory conditions or other circumstances are such that the separation and distribution are no longer advisable at that time. If KAR’s board of directors determines to cancel the separation and distribution, stockholders of KAR will not receive any distribution of our common stock and KAR will be under no obligation whatsoever to its stockholders to distribute such shares.

The separation and distribution agreement that we will enter into with KAR may limit our ability to compete in certain markets for a period of time following the separation.

The separation and distribution agreement will include non-compete provisions pursuant to which we will generally agree to not compete with KAR in certain product and service categories for a period of time from the distribution date. Such restrictions will be subject to certain exceptions set forth in the separation and distribution agreement. See “Certain Relationships and Related Person Transactions—Separation and Distribution Agreement—Non-Compete.” These restrictions may limit our ability to compete in certain markets and could materially and adversely affect our business, financial condition and results of operations.

We may have received better terms from unaffiliated third parties than the terms we receive in our agreements with KAR.

The agreements we will enter into with KAR in connection with the separation and distribution, including the separation and distribution agreement and the ancillary agreements, were prepared in the context of IAA’s separation from KAR while IAA was still a wholly owned subsidiary of KAR. Accordingly, during the period in which the terms of those agreements were prepared, IAA did not have an independent board of directors or a management team that was independent of KAR. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s length negotiations between unaffiliated third parties. We may have received better terms from third parties because, among other things, third parties may have competed with each other to win our business. For more information, see “Certain Relationships and Related Person Transactions.”

We may not be able to engage in certain corporate transactions after the separation.

To preserve the tax-free treatment to KAR of the separation and the distribution, under the tax matters agreement that we intend to enter into with KAR, which is discussed in more detail below under “Certain Relationships and Related Person Transactions—Tax Matters Agreement,” we will be restricted from taking certain actions that would prevent the distribution and related transactions from being tax-free for U.S. federal income tax purposes. Such restrictions would be applicable to us during the two-year period following the distribution and may prohibit us, except in certain circumstances, from, among other things:

•	entering into any transaction resulting in the acquisition of a significant portion of our stock or substantially all of our assets, whether by merger or otherwise;
•	merging, consolidating, or liquidating;
•	issuing equity securities beyond certain thresholds;
•	repurchasing certain amounts of our capital stock; or
•	ceasing to actively conduct our business.

These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. In addition, under the tax matters agreement, we would be required to indemnify KAR against liabilities resulting from certain actions taken after the distribution that cause the distribution to be taxable for U.S. federal income tax purposes.

We may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

The separation and distribution agreement and other agreements to be entered into in connection with the separation will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. We will rely on KAR to satisfy its performance and payment obligations under these agreements. If KAR is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have our own systems and services in place, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that KAR currently provides to us. We, however, may not be successful in implementing these systems and services or in transitioning data from KAR’s systems to our own.

We will be required to satisfy certain indemnification obligations to KAR or we may not be able to collect on indemnification rights from KAR.

Under the terms of the separation and distribution, we will indemnify KAR from and after the separation and distribution with respect to (i) all debts, liabilities and obligations allocated or transferred to us in connection with the separation and distribution (including our failure to pay, perform or otherwise promptly discharge any such debts, liabilities or obligations after the separation and distribution), (ii) any breach by us of the separation and distribution agreement or any of the ancillary agreements, and (iii) any misstatement or omission of a material fact in this Information Statement or any other disclosure document. We are not aware of any existing indemnification obligations at this time, but any such indemnification obligations that may arise could be significant. Under the terms of the separation and distribution agreement, KAR will indemnify us from and after the separation and distribution with respect to (i) all debts, liabilities and obligations allocated to KAR after the separation and distribution (including its failure to pay, perform or otherwise promptly discharge any such debts, liabilities or obligations after the separation and distribution) and (ii) any breach by KAR of the separation and distribution agreement or any of the ancillary agreements. Our and KAR’s ability to satisfy these indemnities, if called upon to do so, will depend respectively upon our and KAR’s future financial strength. If we are required to indemnify KAR, or if we are not able to collect on indemnification rights from KAR, our financial condition, liquidity or results of operations could be materially and adversely affected. We cannot determine whether we will have to indemnify KAR, or if KAR will have to indemnify us, for any substantial obligations after the distribution.

Certain contracts that will need to be assigned from KAR or its affiliates to us in connection with the separation require the consent of the counterparty to such an assignment, and failure to obtain these consents could increase our expenses or otherwise reduce our profitability.

The separation and distribution agreement will provide that, in connection with our separation and distribution, a number of contracts are to be assigned from KAR or its affiliates to us or our affiliates. However, certain of these contracts require the contractual counterparty’s consent to such an assignment. It is possible that some parties may use the consent requirement to seek more favorable contractual terms from us. If we are unable to obtain these consents, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to IAA as part of the separation and distribution. If we are unable to obtain these consents, the loss of these contracts could increase our expenses or otherwise reduce our profitability.

After the separation and distribution, certain of our directors and executive officers may have actual or potential conflicts of interest because of their equity ownership in and other continuing relationships with KAR.

Because of their current or former positions with KAR, certain of our expected directors and executive officers own equity interests in KAR. Following the distribution, even though our Board will consist of a majority of directors who are independent, and our expected executive officers who are currently employees of KAR will cease to be employees of KAR upon the separation, certain of our directors and executive officers will continue to own shares of KAR’s common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. Continuing ownership of KAR common stock and equity awards may create, or may create the appearance of, conflicts of interest if these directors are faced with decisions that could have different implications for KAR and us. For example, potential or actual conflicts could arise relating to: the terms and conditions of the separation and distribution; the relationship between KAR and us after the separation and distribution, including KAR’s and our respective rights and obligations under agreements entered into in connection with the separation and distribution; and corporate opportunities that may be available to both companies in the future. Although we and KAR will implement policies and procedures to identify and properly address such potential and actual conflicts of interest, there can be no assurance that such conflicts of interest will not harm our business, prospects and financial condition and result in the diversion of corporate opportunities to KAR.

Challenges in the commercial and credit environments may materially adversely affect our ability to complete the separation and our future access to capital.

Our ability to service our existing debt, access additional financing or refinance our existing indebtedness on favorable terms or at all could be materially adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or if other significantly unfavorable changes in economic conditions occur. Volatility in the world financial markets could increase borrowing costs or affect our ability to gain access to the capital markets, which could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows, as well as our ability to complete the separation. If such economic weakness exists, it may also affect our cash flow from operations and results of operations, which may affect our ability to service payment obligations on our debt or to comply with our debt covenants.

Additionally, any market deterioration could increase the risk of the failure of counterparties with which we do business to honor their obligations to us. Our ability to replace any such obligations on the same or similar terms may be limited if challenging credit and general economic conditions exist.

Risks Related to IAA’s Common Stock

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, our stock price may fluctuate significantly.

A public market for our common stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the separation. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. In addition, we cannot predict the prices at which shares of our common stock may trade after the separation.

Similarly, we cannot predict the effect of the separation on the trading prices of our common stock. After the distribution, KAR’s common stock will continue to be listed and traded on the NYSE under the symbol “KAR.” Subject to the consummation of the separation, we expect our common stock to be listed and traded on the NYSE under the symbol “IAA.” The combined trading prices of the shares of our common stock and KAR common stock after the separation, as adjusted for any changes in the combined capitalization of these companies, may not be equal to or greater than the trading prices of KAR’s common stock prior to the separation. Until the market has fully evaluated the business of KAR without our business, and fully evaluated us, the price at which KAR’s or our common stock trades may fluctuate significantly.

Many factors could cause the market price of our common stock to rise and fall, including the following:

•	our business profile and market capitalization may not fit the investment objectives of KAR’s current stockholders, causing a shift in our investor base, and our common stock may not be included in some indices in which KAR’s common stock is included, causing certain holders to sell their common stock;
•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;
•	fluctuations in our quarterly or annual financial results or the quarterly or annual financial results of companies perceived to be similar to us;
•	the failure of securities analysts to cover our common stock after the separation;
•	actual or anticipated fluctuations in our operating results;
•	changes in earnings estimates or recommendations by securities analysts or our ability to meet those estimates;
•	the operating and stock price performance of other comparable companies;
•	investors’ general perception of us and our industry;
•	changes to the regulatory and legal environment under which we operate;
•	changes in general economic and market conditions;
•	changes in industry conditions;
•	changes in regulatory and other dynamics; and
•	the other factors described in this “Risk Factors” section and elsewhere in this information statement.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if successfully defended, could be costly to defend and a distraction to management.

Substantial sales of our common stock may occur in connection with this distribution, which could cause our stock price to be volatile and to decline.

Any sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, in connection with the distribution or otherwise, could cause the market price of our common stock to decline. These sales also could impede our ability to raise future capital. Upon completion of the distribution, we expect that we will have an aggregate of approximately shares of our common stock issued and outstanding on                . These shares will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. We cannot predict the size of future sales of shares of our common stock in the open market following the distribution or the effect, if any, that such future sales, or the perception that such sales may occur, would have on the market price of our common stock. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.

We cannot guarantee the timing, amount or payment of dividends on our common stock in the future.

The payment and amount of any future dividend will be subject to the sole discretion of our post-distribution, independent Board and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our Board may deem relevant, and there can be no assurance that we will continue to pay a dividend in the future. See “Dividend Policy.”

Your percentage of ownership in IAA may be diluted in the future.

In the future, your percentage ownership in IAA may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we may be granting to our directors, officers and employees. Such awards may have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we will issue additional options or other stock-based awards to our employees under our employee benefits plans.

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our Board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock.”

No vote of the KAR stockholders is required in connection with the separation and distribution. As a result, if you do not want to receive our common stock in the distribution, your sole recourse will be to divest yourself of your KAR common stock prior to or on the distribution date.

No vote of our stockholders is required in connection with the distribution. Accordingly, if you do not want to receive our ordinary stock in the distribution, your only recourse will be to divest yourself of your KAR common stock prior to or on the distribution date.

Provisions in our amended and restated certificate of incorporation and by-laws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and by-laws will contain, and Delaware law contains, provisions that may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our stock.

These provisions include:

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
•	permitting our Board to issue preferred stock without stockholder approval;
•	granting to the Board, and not the stockholders, the sole power to set the number of directors;
•	authorizing vacancies on our Board to be filled only by a vote of the majority of the directors then in office and specifically denying our stockholders the right to fill vacancies in the Board;
•	authorizing the removal of directors only upon the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote for the election of directors; and
•	prohibiting stockholder action by written consent.

These provisions apply even if an offer may be considered beneficial by some stockholders.

In addition, we will elect in our amended and restated certificate of incorporation whether to be subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). Section 203 of the DGCL provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and the provisions could delay or prevent an acquisition that our Board determines is not in the best interests of us and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see “U.S. Federal Income Tax Consequences.” Under the tax matters agreement, we would be required to indemnify KAR for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials that IAA has filed or will file with the SEC contain, or will contain, forward-looking statements regarding business strategies, market potential, future financial performance and other matters. In particular, statements made in this information statement that are not historical facts (including, but not limited to, expectations, estimates, assumptions and projections regarding the industry, business, future operating results, potential acquisitions and anticipated cash requirements) may be forward-looking statements. Words such as “should,” “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions identify forward-looking statements. Such statements, including statements regarding our future growth; anticipated cost savings, revenue increases, credit losses and capital expenditures; dividend declarations and payments; common stock repurchases; tax rates and assumptions; strategic initiatives and acquisitions; our competitive position and retention of customers; and our continued investment in information technology, are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of the information statement entitled “Risk Factors.” Some of these factors include:

•	fluctuations in consumer demand for and in the supply of damaged and total loss vehicles and the resulting impact on auction sales volumes;
•	our ability to meet or exceed customers’ expectations, as well as develop and implement information systems responsive to customer needs;
•	significant current competition and the introduction of new competitors;
•	competitive pricing pressures;
•	the ability of consumers to lease or finance the purchase of new and/or used vehicles;
•	our ability to obtain land or renew/enter into new leases at commercially reasonable rates;
•	our ability to effectively maintain or update information and technology systems;
•	our ability to implement and maintain measures to protect against cyber-attacks;
•	our ability to maintain our brand and protect our intellectual property;
•	our ability to successfully implement our business strategies or realize expected cost savings and revenue enhancements;
•	business development activities, including acquisitions and integration of acquired businesses;
•	costs associated with the acquisition of businesses or technologies;
•	trends in the vehicle remarketing industry;
•	changes in the volume of vehicle production, including capacity reductions at the major original equipment manufacturers;
•	changes in the market value of vehicles auctioned, including changes in the actual cash value of damaged and total loss vehicles;
•	economic conditions, including fuel prices, commodity prices, foreign exchange rates and interest rate fluctuations;
•	trends in new- and used-vehicle sales and incentives;
•	general business conditions;
•	our substantial amount of debt;
•	our assumption of the settlement risk for vehicles sold;
•	our self-insurance for certain risks;
•	any impairment to our goodwill or other intangible assets;

•	any losses of key personnel;
•	interruptions to service from our workforce;
•	laws, regulations and industry standards, including changes in regulations governing the processing of damaged and total loss vehicles;
•	litigation developments;
•	changes to accounting standards;
•	the costs of environmental compliance and/or the imposition of liabilities under environmental laws and regulations;
•	weather, including increased expenses as a result of catastrophic events;
•	our ability to achieve some or all of the expected benefits of the separation;
•	the taxable nature of the separation and distribution;
•	KAR’s ability to change the terms of the separation in ways that may be unfavorable to us;
•	our ability to recover or collect from delinquent or bankrupt customers; and
•	other risks described from time to time in our filings with the SEC.

Many of these risk factors are outside of our control, and as such, they involve risks which are not currently known that could cause actual results to differ materially from those discussed or implied herein. The forward-looking statements in this document are made as of the date on which they are made, and we do not undertake to update our forward-looking statements.

Our future growth depends on a variety of factors, including our ability to increase vehicle-sold volumes, expand our product and service offerings, including information systems development, acquire and integrate additional business entities, manage expansion, control costs in our operations, introduce fee increases, and retain our executive officers and key employees. We cannot predict whether our growth strategy will be successful. In addition, we cannot predict what portion of overall sales will be conducted through online marketplaces or other remarketing methods in the future and what impact this may have on our auction business.

THE SEPARATION AND DISTRIBUTION

Overview

On February 27, 2018, KAR announced that it would pursue a plan to separate its salvage auction businesses from its whole car auction business. The separation will be effected by allocating the assets and liabilities related primarily to the salvage auction businesses, which are currently held through KAR’s subsidiaries, including, but not limited to, Insurance Auto Auctions, Inc. in the United States, Impact Auto Auctions Ltd. in Canada and HBC Vehicle Services Limited in the United Kingdom, to IAA and then distributing the common stock of IAA to KAR’s stockholders. The separation and distribution will result in KAR and IAA becoming two independent, publicly traded companies, with IAA owning and operating KAR’s pre-separation salvage auction businesses and KAR continuing to own and operate its remaining businesses, including its whole car auction business and financing, logistics and other ancillary and related services.

At                   , Eastern time, on                   , 2019, the distribution date, each KAR stockholder will receive one share of IAA common stock for every one share of KAR common stock held at the close of business on the record date for the distribution, as described below. You will not be required to make any payment, surrender or exchange your KAR common stock or take any other action to receive your shares of IAA’s common stock in the distribution. The distribution of IAA’s common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution.”

Rationale for the Separation

The KAR board of directors believes that separation of the salvage auction businesses from the remainder of KAR is in both companies’ best interest for a number of reasons, including the following:

Enhanced Strategic Focus and Flexibility

We believe that the separation will create two independent companies with distinct strengths, well-positioned for continued market leadership and growth. We believe both businesses will be able to better focus on their unique opportunities for long-term growth and profitability and to allocate resources in a manner that focuses on achieving their own operating priorities and financial objectives.

We believe that the separation will further enhance the ability of both companies to focus investments and innovation on serving their customers and strengthening their respective competitive positioning in the global marketplace. Further, we expect that each of IAA and KAR will be better equipped to address needs of their unique customers and respond to changing markets and competitive conditions.

Optimize Capital Allocation

We believe that the separation will enable each of IAA and KAR to create independent capital structures and allow independent decisions on investments, acquisitions and capital expenditures to advance their respective strategic priorities. A standalone IAA may allow for greater focus on international expansion and potential acquisitions. We believe that IAA will also be able to better align incentive compensation to the performance of IAA and specific business units.

Distinct Investment Identities

The separation is intended to create two distinct and compelling investment opportunities for investors based on individually unique operating models and associated track records of successful performance. It also provides investors with enhanced insight into each company’s distinct value drivers and simplified financial reporting to more accurately assess and value performance of each individual business.

Formation of IAA Spinco Inc.

IAA was formed in Delaware on June 19, 2018, for the purpose of holding KAR’s salvage auction businesses. Prior to the separation, IAA will have no operations. As a result of the certain internal restructuring transactions, and prior to the distribution, IAA will succeed to the assets and liabilities that are related primarily to KAR’s salvage auction businesses.

When and How You Will Receive the Distribution

With the assistance of AST, KAR expects to distribute IAA common stock at                   , Eastern time, on                   , 2019, the distribution date, to all holders of outstanding KAR common stock as of the close of business on                   , 2019, the record date for the distribution. AST will serve as the distribution agent in connection with the distribution, and the transfer agent and registrar for IAA common stock.

If you own KAR common stock as of the close of business on the record date for the distribution, the shares of IAA common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, AST will then mail you a direct registration account statement that reflects your shares of IAA common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell KAR common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of IAA common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your KAR common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of IAA’s common stock that have been registered in book-entry form in your name.

Most KAR stockholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name,” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your KAR common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the IAA common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of IAA common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be IAA affiliates. Persons who may be deemed to be IAA affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with IAA, which may include certain IAA executive officers, directors or principal stockholders. Securities held by IAA affiliates will be subject to resale restrictions under the Securities Act. IAA affiliates will be permitted to sell shares of IAA common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of IAA Common Stock You Will Receive

For every one share of KAR common stock that you own at the close of business on                   , 2019, the record date for the distribution, you will receive one share of IAA common stock on the distribution date. IAA will not issue fractional shares of its common stock in the distribution. Fractional shares that you and other KAR stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional shares such holder would otherwise have been entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable, for U.S. federal income tax purposes, to the recipient KAR stockholders.

Treatment of Equity Based Compensation

The employee matters agreement will provide for the treatment of outstanding equity awards of KAR in connection with the separation. It is expected that all outstanding KAR equity awards held by KAR employees and non-employee directors and IAA employees and non-employee directors will be converted into adjusted awards of both KAR and IAA, with the IAA awards issued pursuant to an equity incentive plan that we will establish. The awards will be adjusted based on the following principles:

•	For each award recipient, the intent is to maintain the economic value of those awards before and after the separation date; and
•	Other than certain performance restricted stock units (“PRSUs”), treatment of which is described in more detail in the table below, the terms of the equity awards, such as the vesting schedule, will generally continue unchanged.

The following table provides additional information regarding each type of KAR equity award:

Type of Award	Treatment at Separation
Stock Options
KAR stock options will be converted into two separate options, an adjusted option to purchase KAR common stock and an option to purchase IAA common stock, with the number and exercise prices of both options adjusted to maintain economic value.

Time-Based Restricted Stock Units (“RSUs”)	Holders of outstanding KAR RSUs will retain such KAR RSUs and also receive an RSU relating to IAA common stock in respect of each KAR RSU held.
PRSUs
KAR PRSUs granted in 2017 and 2018 will be converted into time-based RSUs relating to KAR common stock, and each holder will retain such KAR RSUs and receive a corresponding RSU relating to IAA common stock for each KAR RSU held.

KAR PRSUs granted in 2019 will be subject to adjusted performance criteria. Each holder of 2019 KAR PRSU will retain such 2019 KAR PRSU and will receive a PRSU relating to IAA common stock in respect of each 2019 KAR PRSU held.

Restricted Stock Awards
Non-employee directors holding KAR restricted stock awards as of the distribution date will retain such KAR restricted stock and receive a share of IAA restricted stock in respect of each share of KAR restricted stock held.

Results of the Distribution

After its separation from KAR, IAA will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on                   , 2019, the record date for the distribution, and will reflect any exercise of KAR options between the date KAR’s board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of KAR common stock or any rights of KAR stockholders.

IAA will enter into a separation and distribution agreement and other related agreements with KAR before the distribution to effect the separation and provide a framework for IAA’s relationship with KAR after the separation. These agreements will provide for the allocation between KAR and IAA of KAR’s assets, employees, liabilities and obligations attributable to periods prior to IAA’s separation from KAR and will govern the relationship between KAR and IAA after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions.”

Market for IAA Spinco Inc.’s Common Stock

There is currently no public trading market for IAA’s common stock. IAA has applied to list its common stock on the NYSE under the symbol “IAA.” IAA has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

IAA cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices, after the separation, of the shares of IAA common stock that each KAR stockholder will receive in the distribution and the KAR common stock held at the record date for the distribution may not equal the “regular-way” trading price of a KAR share immediately prior to the separation. The price at which IAA common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for IAA common stock will be determined in the public markets and may be influenced by many factors. Many factors could cause the market price of our common stock to rise and fall, including the following:

•	our business profile and market capitalization may not fit the investment objectives of KAR’s current stockholders, causing a shift in our investor base, and our common stock may not be included in some indices in which KAR’s common stock is included, causing certain holders to sell their common stock;
•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;
•	fluctuations in our quarterly or annual financial results or the quarterly or annual financial results of companies perceived to be similar to us;
•	the failure of securities analysts to cover our common stock after the separation;
•	actual or anticipated fluctuations in our operating results;
•	changes in earnings estimates or recommendations by securities analysts or our ability to meet those estimates;
•	the operating and stock price performance of other comparable companies;
•	investors’ general perception of us and our industry;
•	changes to the regulatory and legal environment under which we operate;
•	changes in general economic and market conditions;
•	changes in industry conditions;
•	changes in regulatory and other dynamics; and
•	the other factors described in this “Risk Factors” section and elsewhere in this information statement.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if successfully defended, could be costly to defend and a distraction to management. See “Risk Factors—Risks Related to IAA’s Common Stock.”

Incurrence of Debt

IAA anticipates having approximately $1,330.0 million of indebtedness upon completion of the separation, including borrowings of $                   under the Credit Agreement. For more information on IAA’s debt financing, see “Description of Indebtedness.” The specific nature of such indebtedness, along with the related terms and conditions of the Credit Agreement and the Notes (as defined below), will be further described in an amendment to the registration statement of which this information statement forms a part.

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, KAR expects that there will be two markets in KAR common stock: a “regular-way” market and an “ex-distribution” market. KAR common stock that trades on the “regular-way” market will trade with an entitlement to IAA common stock distributed pursuant to the separation. KAR common stock that trades on the “ex-distribution” market will trade without an entitlement to IAA common stock distributed pursuant to the distribution. Therefore, if you sell KAR common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive IAA common stock in the distribution. If you own KAR common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of IAA common stock that you are entitled to receive pursuant to your ownership as of the record date of the KAR common stock.

Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, IAA expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for IAA common stock that will be distributed to holders of KAR common stock on the distribution date. If you owned KAR common stock at the close of business on the record date for the distribution, you would be entitled to IAA common stock distributed pursuant to the distribution. You may trade this entitlement to shares of IAA common stock, without the KAR common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to IAA common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

The distribution is subject to the satisfaction (or waiver by KAR in its sole discretion) of the following conditions:

•	the SEC shall have declared effective the registration statement of which this information statement forms a part, and this information statement shall have been mailed to the KAR stockholders;
•	KAR shall have received an opinion from its U.S. tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that the separation and the distribution, taken together, will qualify as a transaction that is described in Sections 368(a)(1)(D) and 355 of the Code;
•	KAR shall have received an opinion from a nationally recognized appraisal, valuation and investment banking firm, in form and substance satisfactory to the board of directors of KAR, confirming the solvency and financial viability of each of KAR and IAA after the distribution;
•	the internal restructuring shall have been effectuated, in accordance with the plan of restructuring contemplated by the separation and distribution agreement;
•	the separation shall have been effectuated as contemplated by the separation and distribution agreement;
•	the actions and filings necessary or appropriate under applicable U.S. federal, U.S. state and other securities laws or blue sky laws and the rules and regulations thereunder shall have been taken or made, and, where applicable, have become effective or been accepted;
•	the ancillary agreements relating to the separation shall have been duly executed and delivered by the applicable parties thereto;
•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the transactions related thereto shall be threatened or in effect;
•	the shares of IAA common stock to be distributed shall have been accepted for listing on the NYSE, subject to official notice of distribution;
•	KAR shall have received the shares of IAA common stock and the cash distribution of approximately $ , and shall be satisfied in its sole and absolute discretion that it shall have no further liability under the Credit Agreement; and
•	no other events or developments shall exist or shall have occurred that, in the judgment of the board of directors of KAR, in its sole and absolute discretion, make it inadvisable to effect the separation, the distribution or the transactions contemplated by the separation and distribution agreement or any ancillary agreement.

KAR will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date and the distribution ratio. KAR will also have sole discretion to waive any of the conditions to the distribution. KAR does not intend to notify its stockholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, KAR’s board of directors might consider material such matters as significant changes to the distribution ratio or the allocation of the assets and liabilities of KAR in the separation. To the extent that KAR’s board of directors determines that any modifications by KAR materially change the material terms of the distribution, KAR will notify KAR’s stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary is a discussion of the U.S. federal income tax consequences to KAR and to the holders of KAR common stock in connection with the separation and distribution. This summary is based on the Code, the United States Treasury Regulations (the “Treasury Regulations”) promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect on the date of this information statement, all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary is limited to holders of KAR common stock that are U.S. Holders (as defined below).

For purposes of this summary, a U.S. Holder is a beneficial owner of KAR common stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state or political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (i) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not discuss all tax considerations that may be relevant to KAR stockholders in light of their particular circumstances, nor does it address the consequences to KAR stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities;
•	tax-exempt entities;
•	banks, financial institutions or insurance companies;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	persons who acquired KAR common stock pursuant to the exercise of employee stock options or otherwise as compensation;
•	persons owning KAR common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;
•	certain former citizens or long-term residents of the United States;
•	persons who are subject to the alternative minimum tax;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	a partnership or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes;
•	persons who own KAR common stock through a partnership or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes; or
•	persons who hold KAR common stock through a tax-qualified retirement plan.

This summary does not address the U.S. federal income tax consequences to KAR stockholders who do not hold KAR common stock as capital assets within the meaning of the Code (generally, as assets held for investment). Moreover, this summary does not address any state, local or non-U.S. tax consequences, the Medicare tax on net investment income or any federal estate, gift or other federal non-income tax consequences.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds KAR common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the separation and distribution.

ALL HOLDERS OF KAR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SEPARATION AND DISTRIBUTION TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

KAR has received an IRS Ruling from the IRS regarding the separation and distribution and certain specific issues relevant to the qualification of the separation and distribution as tax-free under Sections 368(a)(1)(D) and 355 of the Code, based on certain facts and representations. In addition, the IRS Ruling, does not address all of the requirements for tax-free treatment of the separation and distribution. Although a private letter ruling from the IRS is generally binding on the IRS, the IRS Ruling is based on certain facts and representations and undertakings from KAR and us that certain necessary conditions to obtain tax-free treatment under the Code have been satisfied.

In addition to the IRS Ruling, KAR expects to receive a tax opinion from its U.S. tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, substantially to the effect that, for U.S. federal income tax purposes, the separation and distribution will qualify as a transaction that is tax-free to KAR, and KAR’s stockholders (except to the extent of cash received in lieu of fractional shares), under Sections 355 and 368(a)(1)(D) of the Code. It is a condition to the closing of the separation and distribution that KAR receives such opinion. The tax opinion will rely on the IRS Ruling as to matters covered by such ruling. The tax opinion will be based on, among other things, current law and certain assumptions and representations as to factual matters made by KAR and us. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached in such tax opinion. The tax opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. The tax opinion will be expressed as of the date issued and will not cover subsequent periods. As a result, the tax opinion is not expected to be issued until after the date of this information statement. An opinion of counsel represents counsel’s best legal judgment based on current law and is not binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the tax opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position.

If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS Ruling or the tax opinion are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS, and our ability to rely on the tax opinion could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

Assuming that the distribution qualifies under Sections 355 and 368(a)(1)(D) of the Code, for U.S. federal income tax purposes:

•	no gain or loss should be recognized by KAR on the distribution;
•	no gain or loss should be recognized by, or be includible in the income of, a holder of KAR common stock upon receipt of IAA Spinco Inc. common stock in the distribution, except with respect to any cash received in lieu of fractional shares of IAA Spinco Inc. common stock (as described below);
•	each KAR stockholder’s basis in the KAR common stock and the IAA Spinco Inc. common stock following the distribution (including any fractional share interest in IAA Spinco Inc. common stock for which cash is received) should equal the aggregate basis of the KAR common stock that such holder held immediately before the distribution, allocated between the KAR common stock and the IAA Spinco Inc. common stock (including any fractional share interest in IAA Spinco Inc. common stock for which cash is received) in proportion to their relative fair market values at the time of the distribution;
•	each KAR stockholder’s holding period in the IAA Spinco Inc. common stock received in the distribution (including any fractional share interest in IAA Spinco Inc. common stock for which cash is received) should include the holding period of the KAR common stock with respect to which the distribution is made, provided that such holder holds such KAR common stock as a capital asset on the date of the distribution; and

•	each KAR stockholder who receives cash in lieu of a fractional share of IAA Spinco Inc. common stock in the distribution should be treated as having sold such fractional share for cash, and should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the KAR stockholder’s adjusted tax basis in the fractional share, which should be long-term capital gain or loss if the stockholder’s holding period for its KAR common stock exceeds one year at the time of the distribution.

If, notwithstanding the conclusions included in the IRS Ruling and the tax opinion, it is ultimately determined that the separation and distribution do not qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Code, as applicable, KAR or we could incur significant U.S. federal income tax liabilities attributable to the separation and distribution. In addition, if the separation and distribution were not to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, except to the extent of cash received in lieu of fractional shares, each KAR stockholder that receives IAA Spinco Inc. common stock in the distribution could be treated as receiving a taxable distribution in an amount equal to the fair market value of IAA Spinco Inc. common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of KAR’s current and accumulated earnings and profits, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in its KAR common stock and finally treated as capital gain from the sale or exchange of its KAR common stock.

Even if the separation and distribution otherwise qualify for tax-free treatment to KAR under Sections 355 and/or 368(a)(1)(D) of the Code, corporate-level taxable gain under Section 355(e) of the Code may result if fifty percent or more, by vote or value, of our common stock or KAR common stock is treated as acquired or issued as part of a plan or series of related transactions that include the distribution. The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. For this purpose, any acquisitions or issuances of KAR common stock within two years before the distribution, and any acquisitions or issuances of our common stock or KAR common stock within two years after the distribution, generally are presumed to be part of such a plan, although we or KAR, as applicable, may be able to rebut that presumption. We are not aware of any acquisitions or issuances of KAR common stock within the two years before the distribution that would trigger the application of Section 355(e) of the Code. If an acquisition or issuance of our common stock or KAR common stock triggers the application of Section 355(e) of the Code, KAR or we could incur significant U.S. federal income tax liabilities attributable to the separation and distribution.

Treasury Regulations require holders of KAR common stock who receive IAA Spinco Inc. common stock in the distribution who, immediately prior to the distribution, own (i) at least 5% of the total outstanding stock of KAR, or (ii) securities of KAR with an aggregate tax basis of $1 million or more, to attach a statement setting forth certain information related to the distribution to their U.S. federal income tax returns for the year in which the distribution occurs.

DIVIDEND POLICY

IAA has not yet determined the extent to which it will pay dividends on its common stock. The payment of any dividends in the future, and the timing and amount thereof, to IAA’s stockholders will fall within the sole discretion of the Board and will depend on many factors, including IAA’s financial condition and prospects, capital requirements and access to capital markets, covenants associated with certain of its debt obligations, legal requirements and other factors that the Board may deem relevant. IAA’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and on our access to the capital markets. IAA cannot guarantee that it will pay a dividend in the future or continue to pay any dividends if it commences paying dividends.

CAPITALIZATION

The following sets forth IAA’s cash and cash equivalents and capitalization as of March 31, 2019, on (i) an actual unaudited historical basis and (ii) an unaudited pro forma basis as adjusted to give effect to the separation and the transactions related to the separation as if they had occurred on March 31, 2019. The information below is not necessarily indicative of what IAA’s capitalization would have been had the separation, distribution and related financing transactions been completed as of March 31, 2019. In addition, it is not indicative of IAA’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and IAA’s consolidated financial statements and notes included in the “Index to Financial Statements” section of this information statement.

IAA has not yet finalized its post-distribution capitalization. Pro forma financial information reflecting IAA’s post-distribution capitalization is subject to change and updates may be included in an amendment to the registration statement of which this information statement forms a part. See “Unaudited Pro Forma Consolidated Financial Statements” and the “Notes to Unaudited Pro Forma Consolidated Financial Statements” for an explanation of the pro forma assumptions.

	As of March 31, 2019
(amounts in millions)	Actual	Pro Forma
Cash and cash equivalents	$66.2	$50.0
Intercompany debt	456.6	—
Current installments of long-term debt	—	9.3
Long-term debt, less current installments	—	1,298.0
Total debt	456.6	1,307.3 *
Equity:
Common stock, par value $0.01 per share	—	1.3
Accumulated deficit	—	(238.8)
Net parent investment	629.4	—
Accumulated other comprehensive income (loss)	(10.5)	(10.5)
Total equity	618.9	(248.0)
Total capitalization	$1,075.5	$1,059.3
*	Reflects the issuance of $1,330.0 million of debt, of which it is anticipated that $9.3 million will be current and $1,298.0 million will be long-term, net of $22.7 million of estimated debt issuance costs and discounts.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents IAA’s selected historical consolidated financial data. The selected historical consolidated financial data as of December 30, 2018 and December 31, 2017, and for the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017, are derived from the consolidated audited information of KAR’s pre-spin salvage auction operations (for purposes of this section, “Insurance Auto Auctions, Inc.”) included elsewhere in this information statement (the “Audited Financial Statements”). The selected historical consolidated financial data as of January 1, 2017 and December 27, 2015, and for the fiscal year ended December 27, 2015, are derived from audited information of Insurance Auto Auctions, Inc. not included in this information statement. The selected historical consolidated financial data as of and for the fiscal year ended December 28, 2014 is derived from Insurance Auto Auctions, Inc.’s unaudited consolidated financial statements that are not included in this information statement.

The selected historical consolidated financial data as of March 31, 2019, and for the three months ended March 31, 2019, and April 1, 2018, are derived from Insurance Auto Auctions, Inc.’s unaudited interim consolidated financial statements included elsewhere in this information statement. In management’s opinion, the unaudited interim consolidated financial statements as of March 31, 2019, and for the three months ended March 31, 2019 and April 1, 2018 have been prepared on the same basis as the audited information in the Audited Financial Statements and include all adjustments, consisting only of normal recurring adjustments and allocations necessary for a fair presentation of the information for the periods presented.

The selected historical consolidated financial data includes certain expenses of KAR that were allocated to IAA for certain corporate functions including accounting, treasury, tax, internal audit, risk management, human resources, safety, and security, and information technology risk. These costs may not be representative of the future costs IAA will incur as an independent, publicly traded company. In addition, Insurance Auto Auctions, Inc.’s historical financial information does not reflect changes that IAA expects to experience in the future as a result of IAA’s separation from KAR, including changes in IAA’s cost structure, personnel needs, tax structure, capital structure, financing and business operations. The consolidated financial statements also do not reflect the assignment of certain assets and liabilities between KAR and IAA. Consequently, the financial information included here may not necessarily reflect IAA’s financial position, results of operations and cash flows in the future or what IAA’s financial position, results of operations and cash flows would have been had IAA been an independent, publicly traded company during the periods presented.

For a better understanding, this section should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Consolidated Financial Statements” and corresponding notes and the Audited Consolidated Financial Statements and corresponding notes and the Unaudited Consolidated Financial Statements and corresponding notes included elsewhere in this information statement.

	Three Months Ended		Fiscal Years Ended
(amounts in millions, except per share data)	March 31, 2019 (Unaudited)	April 1, 2018 (Unaudited)	December 30, 2018	December 31, 2017	January 1, 2017	December 27, 2015	December 28, 2014 (Unaudited)
Statement of income data
Operating revenues	$357.2	$337.3	$1,326.8	$1,219.2	$1,098.0	$994.3	$895.9
Net income	54.5	48.3	183.7	161.4	94.9	89.9	78.2
Net income per share	—	—	—	—	—	—	—
Balance sheet data (end of period)
Total assets	$2,016.6	$1,460.3	$1,500.2	$1,434.4	$1,352.8	$1,285.1	$1,232.1
Long-term debt (current)	456.6	456.6	456.6	456.6	456.6	456.6	456.6
Other Financial Data
EBITDA(1)	105.1	98.0	382.3	328.7	279.8	261.8	240.5
Adjusted EBITDA(1)	$107.9	$100.0	$388.0	$333.3	$282.6	$263.2	$245.7
(1)	EBITDA is defined as net income (loss), plus interest expense net of interest income, income tax provision (benefit), depreciation and amortization. Adjusted EBITDA is EBITDA adjusted for the items of income and expense and expected incremental revenue and cost savings set forth below. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA.”

The following tables reconcile EBITDA and Adjusted EBITDA to net income for the periods presented:

	Three Months Ended		Fiscal Years Ended
(amounts in millions, except per share data)	March 31, 2019 (Unaudited)	April 1, 2018 (Unaudited)	December 30, 2018	December 31, 2017	January 1, 2017	December 27, 2015	December 28, 2014 (Unaudited)
Statement of income data
Net income	$54.5	$48.3	$183.7	$161.4	$94.9	$89.9	$78.2
Add back:
Income taxes	19.1	16.0	62.5	35.6	58.4	52.5	47.5
Interest expense, net of interest income	0.3	0.2	0.8	0.8	0.8	0.8	0.8
Depreciation and amortization	21.8	24.1	97.4	93.1	87.9	80.8	76.2
Intercompany interest	9.4	9.4	37.9	37.8	37.8	37.8	37.8
Other Financial Data
EBITDA	105.1	98.0	382.3	328.7	279.8	261.8	240.5
Intercompany charges	0.6	—	—	—	0.3	0.7	0.8
Non-cash stock-based compensation	1.1	1.0	3.9	3.9	2.6	1.1	4.2
Minority interest	—	—	—	—	—	(1.4)	—
Separation costs	—	0.4	2.0	—	—	—	—
Other	1.1	0.6	(0.2)	0.7	(0.1)	1.0	0.2
Total addbacks	2.8	2.0	5.7	4.6	2.8	1.4	5.2
Adjusted EBITDA	$107.9	$100.0	$388.0	$333.3	$282.6	$263.2	$245.7

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Pro Forma Consolidated Financial Data of IAA consists of Unaudited Pro Forma Consolidated Statements of Income for the fiscal year ended December 30, 2018 and for the three months ended March 31, 2019, and an Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2019. The Unaudited Pro Forma Consolidated Financial Data reported below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Consolidated Financial Data” and the consolidated financial statements and corresponding notes included elsewhere in this information statement which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The following Unaudited Pro Forma Consolidated Financial Data is subject to assumptions and adjustments described in the accompanying notes. IAA management believes these assumptions and adjustments are reasonable under the circumstances, given the information available at this time. However, these adjustments are subject to change as KAR and IAA finalize the terms of the separation, including the separation and distribution agreement and related transaction agreements. The Unaudited Pro Forma Consolidated Financial Data do not purport to represent what IAA’s financial position, and results of operations actually would have been had the separation occurred on the dates indicated, or to project IAA’s financial performance for any future period following the separation.

The Unaudited Pro Forma Consolidated Financial Data does not reflect all of the costs of operating as a standalone company, including possible higher information technology, finance, legal, insurance, compliance, human resources and other similar expenses associated with operating as a standalone company. Other costs that management has determined to be factually supportable and recurring are included as pro forma adjustments.

The Unaudited Pro Forma Consolidated Statement of Income for the fiscal year ended December 30, 2018 and the three months ended March 31, 2019 assumes the separation occurred on January 1, 2018, the first day of the last fiscal year. The Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2019 gives effect to the separation as if it had occurred on March 31, 2019, the latest balance sheet date. These Unaudited Pro Forma Consolidated Financial Data include adjustments to reflect the following:

•	the impact of assets, liabilities and related expenses that IAA expects to assume from KAR that were not included in IAA’s historical financial statements;
•	the estimated increase in interest expense and amortization of debt issuance costs/discounts in connection with debt IAA expects to assume at the time of separation;
•	the tax effects of the pro forma adjustments at the applicable statutory income tax rates; and net cash proceeds from the issuance of $1,330.0 million of debt and repayment of existing intercompany debt.

IAA Spinco Inc.
Unaudited Pro Forma Consolidated Statement of Income
 For the Fiscal Year Ended December 30, 2018
(amounts in millions, except per share data)

	Historical	Pro Forma Adjustments(A)		Pro Forma
Operating revenues	$1,326.8	$—		$1,326.8
Operating expenses
Cost of services (exclusive of depreciation and amortization)	821.2	—		821.2
Selling, general and administrative	123.8	—	(J)	123.8
Depreciation and amortization	97.4	—		97.4
Total operating expenses	1,042.4	—		1,042.4
Operating profit	284.4	—		284.4
Interest expense	38.7	39.4	(B)	78.1
Other income, net	(0.5)	—		(0.5)
Income before income taxes	246.2	(39.4)		206.8
Income taxes	62.5	(9.5	)(C)	53.0
Net income	$183.7	$(29.9)		$153.8
Net income per share
Basic				$1.15
Diluted				$1.13
Average number of common shares outstanding
Basic				134.3	(D)
Diluted				135.7	(E)

See accompanying notes to unaudited pro forma consolidated financial statements beginning on page 56.

IAA Spinco Inc.
Unaudited Pro Forma Consolidated Statement of Income
For the Three Months Ended March 31, 2019
(amounts in millions, except per share data)

	Historical	Pro Forma Adjustments(A)		Pro Forma
Operating revenues	$357.2	$—		$357.2
Operating expenses
Cost of services (exclusive of depreciation and amortization)	218.4	—		218.4
Selling, general and administrative	33.6	—	(J)	33.6
Depreciation and amortization	21.8	—		21.8
Total operating expenses	273.8	—		273.8
Operating profit	83.4	—		83.4
Interest expense	9.7	10.6	(B)	20.3
Other expense, net	0.1	—		0.1
Income before income taxes	73.6	(10.6)		63.0
Income taxes	19.1	(2.5	)(C)	16.6
Net income	$54.5	$(8.1)		$46.4

Net income per share
Basic				$0.35	(D)
Diluted				$0.35	(E)
Average number of common shares outstanding
Basic				133.1
Diluted				133.8

See accompanying notes to unaudited pro forma consolidated financial statements beginning on page 56.

IAA Spinco Inc.
Unaudited Pro Forma Consolidated Balance Sheets
As of March 31, 2019
(amounts in millions, except per share data)

	Historical	Pro Forma Adjustments(A)		Pro Forma
Assets
Current assets
Cash and cash equivalents	$66.2	$(16.2	)(F)	$50.0
Trade receivables, net	337.9	—		337.9
Prepaid consigned vehicle charges	51.1	—		51.1
Other current assets	38.7	—		38.7
Total current assets	493.9	(16.2)		477.7
Other assets
Goodwill	531.1	—		531.1
Customer relationships, net	68.6	—		68.6
Other intangible assets, net	86.6	—		86.6
Operating lease right-of-use assets	625.7	—		625.7
Other assets	12.2	—		12.2
Total other assets	1,324.2	—		1,324.2
Property and equipment, net	198.5	—		198.5
Total assets	$2,016.6	$(16.2)		$2,000.4

Liabilities and Equity
Current liabilities
Accounts payable	$123.3	$—		$123.3
Accrued employee benefits and compensation expenses	19.1	—		19.1
Other accrued expenses	51.3	—		51.3
Income taxes payable	0.6	—	(C)	0.6
Short-term right-of-use operating lease liability	62.5	—		62.5
Intercompany debt	456.6	(456.6	)(F)	—
Current maturities of long-term debt	—	9.3	(G)	9.3
Total current liabilities	713.4	(447.3)		266.1
Noncurrent liabilities
Long-term debt	—	1,298.0	(G)	1,298.0
Deferred income tax liabilities	63.6	—	(C)	63.6
Long-term right-of-use operating lease liability	607.2	—		607.2
Other liabilities	13.5	—		13.5
Total noncurrent liabilities	684.3	1,298.0		1,982.3
Commitments and contingencies
Parent Equity
Net parent investment	629.4	(629.4	)(H)(I)	—
Common Stock, $0.01 par value	—	1.3	(H)	1.3
Accumulated deficit	—	(238.8	)(H)(I)	(238.8)
Accumulated other comprehensive income (loss)	(10.5)	—		(10.5)
Total parent equity	618.9	(866.9	)(F)	(248.0)
Total liabilities and equity	$2,016.6	$(16.2)		$2,000.4

See accompanying notes to unaudited pro forma consolidated financial statements beginning on page 56.

IAA Spinco Inc.
Notes to Unaudited Pro Forma Consolidated Financial Statements

(A)   Reflects the impact of assets, liabilities and related expenses that IAA expects to assume from KAR that were not included in IAA’s historical financial statements. There may be additional assets, liabilities or related expenses transferred to IAA in the separation for which the transfer has not been finalized.

(B)   Reflects the estimated increase in interest expense and amortization of debt issuance costs/discounts in connection with debt IAA expects to assume at the time of separation compared to the historical intercompany debt interest as described in Note (G). The pro forma impact was primarily based on the issuance of $1,330.0 million of debt at a weighted average interest rate of 5.40% and 5.60% for the fiscal year ended December 30, 2018 and for the three months ended March 31, 2019, respectively.

(C)   Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates. The effective tax rate of IAA could be different (either higher or lower) depending on activities subsequent to the separation. The impact of pro forma adjustments on long-term deferred tax assets and liabilities was offset against existing long-term deferred tax assets and liabilities reflected in IAA’s historical consolidated balance sheet based on jurisdiction.

(D)   The number of shares of IAA common stock used to compute basic earnings per share is based on (a) the number of shares of IAA common stock assumed to be outstanding on the distribution date and (b) the number of shares of KAR common stock outstanding on December 30, 2018 and March 31, 2019, as applicable, assuming a distribution ratio of one share of IAA common stock for every one share of KAR common stock.

(E)   The number of shares used to compute diluted earnings per share is based on the number of common shares of IAA as described in Note (D), plus incremental shares assuming exercise of dilutive outstanding options and restricted stock awards. This calculation may not be indicative of the dilutive effect that will actually result from IAA stock-based awards issued in connection with the adjustment of outstanding KAR stock-based awards or the grant of new stock-based awards. The number of dilutive common stock underlying IAA stock-based awards issued in connection with the adjustment of outstanding KAR stock-based awards will not be determined until the distribution date or shortly thereafter.

(F)   Primarily reflects the repayment of existing intercompany debt, the adjustment to cash and cash equivalents to $50.0 million and distributions to KAR from the net proceeds of the issuance of debt.

(G)   Reflects the issuance of $1,330.0 million of debt, of which it is anticipated that $9.3 million will be current and $1,298.0 million will be long-term, net of $22.7 million of estimated debt issuance costs and discounts.

(H)    Reflects the pro forma recapitalization of IAA’s equity. As of the distribution date, KAR’s net investment in IAA will be exchanged to reflect the distribution of shares of IAA common stock to KAR stockholders at a distribution ratio of one share of IAA common stock for one share of KAR common stock. The distribution of common stock will be at a par value of $0.01 per share.

(I)   The elimination of IAA’s Net KAR investment and adjustments to accumulated deficit reflect the following:

Elimination of Net Parent Investment and adjustment to accumulated deficit:
Reclassification of Net Parent Investment	629.4
Distribution to KAR	(866.9)
Assumption of net assets and liabilities described in Note (A)	—
Total Net Parent Investment	(237.5)
IAA ordinary shares described in Note (D)	1.3
Total accumulated deficit	$(238.8)

(J)   It is currently estimated that the ongoing costs to be incurred after the spin-off related to the transition to becoming an independent standalone publicly traded company will range from approximately $8 million to $10 million. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and, therefore, are not included within the Unaudited Pro Forma Consolidated Financial Data.

BUSINESS

IAA is a corporation that was incorporated in Delaware on June 19, 2018. Although we are a newly formed company, we will assume the salvage auction businesses of KAR, comprised of Insurance Auto Auctions, Inc. in the United States, Impact Auto Auctions Ltd. in Canada and HBC Vehicle Services Limited in the United Kingdom, which has been a leading provider of damaged, total loss claim solutions and salvage vehicle auctions in North America and the United Kingdom. We serve our customer base through salvage auction locations throughout North America. Through HBC Vehicle Services Limited, or HBC, we also operate from 14 locations in the United Kingdom. We facilitate the remarketing of vehicles for a variety of sellers, including insurance companies, dealerships, rental car companies, fleet lease companies and charitable organizations.

On February 27, 2018, KAR announced that it would pursue a plan to separate its salvage auction businesses from its whole car auction business. The separation will be effected by allocating the assets and liabilities related primarily to the salvage auction businesses to IAA and then distributing the common stock of IAA to KAR’s stockholders. The separation and distribution will result in KAR and IAA becoming two independent, publicly traded companies, with IAA owning and operating KAR’s pre-separation salvage auction businesses and KAR continuing to own and operate its remaining businesses, including its whole car auction business and financing, logistics and other ancillary and related services.

Our Industry

Our marketplaces act as hubs for bringing together professional buyers and sellers of salvage vehicles. The salvage vehicle auction industry provides a venue for sellers, primarily automobile insurance companies, to dispose or liquidate total loss, damaged or low-value vehicles to either domestic and international dismantlers, rebuilders, scrap dealers or qualified public buyers.

While over five million vehicles are sold annually in salvage vehicle marketplaces in North America, this represents less than 2% of total vehicles in operation (approximately 300 million). We believe that volumes in the salvage vehicle auction industry will grow 5% to 7% annually for the foreseeable future, as the number of total loss vehicles increases.

We estimate that IAA and Copart, Inc. together represent over 80% of the North American market.

The industry currently benefits from several thematic tailwinds, including (i) Growing and Aging Automotive Car Parc, (ii) increasing vehicle complexity and total loss frequency, (iii) increasing accident frequency and (iv) increasing utilization of recycled and alternative automotive parts.

Growing and Aging Automotive Car Parc

In North America, the salvage vehicle marketplace has benefited from a growing number of vehicles on the road, increasing average age of vehicles and a rising amount of annual miles driven. Over the last five years, the U.S. Car Parc has increased by approximately 27 million vehicles, representing 10.8% growth in the number of vehicles in operation. Additionally, the number of miles driven in the United States per year has grown by 230 billion miles. Both of these trends contribute to a rising number of automotive accidents, which supports increased volumes through our marketplaces.

Meanwhile, vehicle owners continue to drive the same vehicle for longer periods of time, reflected by a 2.6% increase in the average age of vehicles on the road since 2013. As vehicles become older and their residual values decline, it becomes more likely that these vehicles will surpass the total loss threshold when involved in an accident and be sold on behalf of insurers through our marketplaces.

1.	Source: Hedges and Company.
2.	Source: U.S. Department of Transportation.
3.	Source: Autocare Association.

Increasing Vehicle Complexity and Total Loss Frequency

Vehicle design has become increasingly complex in recent years, as automotive manufacturers seek to differentiate themselves from competitors by incorporating new and more complex technologies and other enhancements into their designs to reduce weight and improve fuel efficiency. This has resulted in higher repair and part replacement costs following an accident, making insurance companies more likely to declare a damaged vehicle a total loss. The percentage of claims resulting in total losses has steadily increased over the last five years. When a vehicle is deemed a total loss, insurers typically auction the vehicle through a salvage vehicle marketplace.

Source: CCC Information Services.

Increasing Accident Frequency

The salvage vehicle marketplace is directly impacted by accident rates. In the United States, accident rates have been increasing in recent years due to previously mentioned automotive industry factors, such as rising vehicles in operation and miles driven, and an increasing number of distractions for drivers is also contributing to this trend. According to the National Highway Traffic Safety Administration, the number of reported crashes in the United States grew by 12.1% from 2012 to 2015. As more accidents occur on the road, the likelihood of increased volumes through our salvage auction sites increases.

Increasing Utilization of Recycled and Alternative Automotive Parts

As insurance companies continue to identify ways to reduce their claim costs, the utilization and acceptance rates continue to increase for recycled parts from total loss vehicles and aftermarket replacement parts (combined “alternative parts”). Alternative part utilization in insurance claims has grown at a compounded annual growth rate (“CAGR”) of 6% since 2012, outpacing OEM parts which grew at a 2% CAGR over the same time period. This trend is relevant for IAA as it is helping increase revenue for our buyer base, which in turn increases demand for our marketplaces.

Alternative part utilization continues to grow as insurance companies seek solutions to the rising cost of claims and increasing frequency of claims. According to the Insurance Information Institute, from 2012 to 2017, collision claims frequencies increased approximately 10% while claim severity, representing the size of the loss to the insurance company, increased nearly 16%. These compounding factors have led insurance companies to seek alternatives to lower costs per claim.

Rationale for the Separation

The KAR board of directors believes that separation of the salvage auction businesses from the remainder of KAR is in both companies’ best interest for a number of reasons, including the following:

Enhanced Strategic Focus and Flexibility

We believe that the separation will create two independent companies with distinct strengths, well-positioned for continued market leadership and growth. We believe both businesses will be able to better focus on their unique opportunities for long-term growth and profitability and to allocate resources in a manner that focuses on achieving their own operating priorities and financial objectives.

We believe that the separation will further enhance the ability of both companies to focus investments and innovation on serving their customers and strengthening their respective competitive positioning in the global marketplace. Further, we expect that each of IAA and KAR will be better equipped to address needs of their unique customers and respond to changing markets and competitive conditions.

Optimize Capital Allocation

We believe that the separation will enable each of IAA and KAR to create independent capital structures and allow independent decisions on investments, acquisitions and capital expenditures to advance their respective strategic priorities. A standalone IAA may allow for greater focus on international expansion and potential acquisitions. We believe that IAA will also be able to better align incentive compensation to the performance of IAA and specific business units.

Distinct Investment Identities

The separation is intended to create two distinct and compelling investment opportunities for investors based on individually unique operating models and associated track records of successful performance. It also provides investors with enhanced insight into each company’s distinct value drivers and simplified financial reporting to more accurately assess and value performance of each individual business.

Our Strengths

We believe we distinguish ourselves through the following competitive strengths, which we expect to continue to enhance as a standalone company:

Market Leadership and Expertise in the Salvage Vehicle Auction Industry

We are one of the two largest providers of total loss, damaged and low-value vehicle auction services in North America with approximately 40% market share. We estimate that IAA and Copart, Inc. together represent over 80% of the North American market. We have been operating in our market in North America since 1982 and have sold approximately 20 million vehicles since 2007 through our marketplaces and benefit from longstanding insight and expertise in the space. We are also the clear market leader in the Canadian market, with a long track record of growth, operating under the Impact Auto Auctions brand.

Significant Presence Through Our Unique Omnichannel Marketplace

Vehicles are marketed to bidders through IAA’s omnichannel marketplace that includes both physical and online marketplaces. We currently operate 179 sites across the United States and Canada and 14 sites in the United Kingdom, representing total acreage of approximately 7,500 gross acres. Although every vehicle that we offer is available online, we maintain and run live physical marketplaces simultaneously with our online marketplaces. We believe maintaining live, in-person physical marketplaces is a key differentiator in achieving the highest selling price on any given vehicle. A physical presence also improves pick-up, storage, titling and other ancillary services for our customers.

Our online marketplaces allow prospective bidders to preview, bid and potentially buy vehicles prior to the live auction event. Online inventory browsing and digital alerts (via email or through our buyer app) reduce the time required to acquire vehicles. North American online sales volumes for IAA for the fiscal year ended December 30, 2018 represented over 60% of the total vehicles sold by IAA.

Industry-Leading Technology and Data Analytics Capabilities

We have made substantial investments into technology throughout our history to ensure that we are providing market-leading solutions for our customers. Our technology and analytics capabilities have translated into strong and deeply embedded customer relationships with both sellers and buyers.

Our current online solutions include (i) iBid LIVETM – a proprietary live online bidding platform, (ii) IAA Buy NowTM – a complementary product to our live and live online platforms, allowing for buying of vehicles between auction dates, (iii) CSAToday® – our industry-leading seller portal where consignors can manage vehicle assignment, release and sale, as well as a suite of data and analytics reporting tools, (iv) Automated Salvage Auction Processing – a proprietary web-based application which streamlines all aspects of our operations, and is the source for our 24/7 access that consignors enjoy through CSAToday® and (v) IAA Timed AuctionsTM – our latest offering to our omnichannel marketplace, which allows for bidding and buying of vehicles for a fixed time period before a scheduled live auction.

IAA Total Loss Solutions®

We have pioneered and developed a leading and highly differentiated set of solutions for the total loss claims process that demonstrate our focus on comprehensive customer service beyond the traditional auction. We believe our solutions are valued by our customers, which enhances our customer relationships and overall customer satisfaction.

Total Loss Solutions® is a comprehensive suite of services with products designed to help process total loss vehicle claims efficiently beginning with the loss event all the way through to asset liquidation. The suite was built with an eye toward workforce efficiency and customer service. Total Loss Solutions® includes services spanning from first notice of loss to vehicle sale at auction including: IAA Loss Advisor™, IAA Inspection Services®, IAA Title Services®, Title Procurement Dashboard, IAA Loan Payoff™ (in pilot), MyVehicleClaim.com and IAA Active Inventory Management.

Long-Standing and Diversified Relationship with Major National Insurers

We have established and maintain deep relationships with over 80 of the top 100 major national insurers, with over 80% of our volume sourced through our extensive insurer network. We expect that these relationships will continue to provide competitive differentiation and will make it difficult for new entrants and existing competitors to gain traction in the market.

Extensive International Buyer Network

We have a large, diverse and global buyer base that purchases vehicles through our marketplaces. Our active database of thousands of buyers improves the efficiency and efficacy of our marketplaces, ultimately benefiting both buyers and sellers.

Our buyer network is diversified. The largest buyer accounts for approximately 3% of total revenue, while no other buyer accounts for more than 1.5% of total revenue.

Attractive Profitability and Margin Profile Driving Long-Term Operating Leverage

We benefit from attractive profitability and margins due to substantial operating leverage. Over the past three years, we have consistently achieved an Adjusted EBITDA margin of approximately 26% maintained through our culture and focus on operational efficiency.

At IAA, we also lease a significant portion of our properties, which not only impacts our expenses but also results in lower capital intensity relative to our competitors.

Flexible and Efficient Financial Model

Our low maintenance capital expenditures and working capital requirements enable the business to generate strong cash flows. In fiscal year 2018, capital expenditures represented only 17% of Adjusted EBITDA. We expect our low capital intensity model to allow us to produce strong cash flow from operations, providing us great strategic and financial flexibility.

From an inventory perspective, we do not take title to or bear the risk of loss for a vast majority of vehicles sold through our marketplaces. Furthermore, buyers do not receive title or possession of vehicles after purchase until payment in full is received. These practices contribute to limited inventory and accounts receivable exposure.

While we currently lease our physical auction sites, the separation will provide management with the opportunity to further evaluate the strategic and financial merit of owning additional real estate, which would positively impact our profitability margins.

Experienced Management Team with a Strong Track Record

We are led by a senior management team with extensive industry experience. Our CEO, John Kett, has served in various executive leadership roles at IAA for 17 years, including CFO, President and CEO since 2014.

We benefit from our team’s industry knowledge and track record of market leadership, successful product innovation and financial performance. Additionally, our senior management team has experience executing and integrating acquisitions.

Our Business Strategy

We maintain a long history of strong and consistent execution that has led to growth in the business over several decades in periods under both private and public ownership. We also hold a strong track record of acquiring and integrating independent auction operations and improving profitability.

We seek to grow our business through the execution of the following strategies, among others:

Continue Organic Growth

By maintaining alignment with the largest, fastest-growing insurance companies and increasing our penetration of smaller carriers, we expect to generate long-term organic volume growth of 5% to 7% per year. Additionally, we provide an alternative venue for damaged and lower-value vehicles and, as a result, non-insurance sellers have contributed to our growth.

Broaden Our Service Offering with IAA Total Loss Solutions

Our market-leading Total Loss Solutions provides insurance companies with end-to-end outsourced solutions for the portion of the claims process prior to total loss determination and assignment to a salvage vehicle auction and helps insurance companies reduce cycle time and cost, while improving employee engagement and customer service, ultimately increasing policyholder retention. We continue to add additional services and capabilities and have multiple pilots underway.

Continue to Develop International Buyer Network

We are a leader in developing international buyer networks through our unique approach of combining on-site, in-person recruiting with a state-of-the-art digital platform to attract and retain buyers. We have customized our marketing approaches to cater to local cultures and ways of doing business, and have invested significant resources in developing a deep understanding of the unique needs of each international market. Expanding the base of international buyers brings more bidders to our platform and yields better outcomes for sellers in our marketplaces.

In fiscal year 2018, approximately 16% of our U.S. volume was sold to buyers registered outside of the United States. Our success is evident in the number of international buyers on our U.S. marketplace growing by over 50% since 2015. Our further commitment to our international buyers is demonstrated by our buyer portal, which is available online in six languages and our call center which currently supports 12 languages.

Continue to Improve Operating Efficiencies

We are focused on reducing costs without diminishing our level of customer service. We are shortening the time it takes a vehicle to move through the auction process, which will further improve the service we provide our customers, reduce depreciation on vehicle values, and also improve our operating margins by making our real estate usage more efficient. Over the last five years, we have shortened the auction process through the deployment of a variety of initiatives. We also continuously analyze how we store cars to optimize our real estate usage and process more volume without incurring incremental costs. We have further deployed digital tools to our yard operations to speed up and improve the vehicle check-in, title, inventory and sale processes.

Expand Internationally in Attractive Markets

For the three months ended March 31, 2019, approximately 12% of our revenues were generated outside of the United States, and we are in the process of establishing or continuing to build operations around the world in key geographic markets. In Canada, we plan to continue increasing our presence organically through Impact Auto Auctions Ltd. and in the United Kingdom, we plan to continue increasing our presence organically through HBC Vehicle Services Limited.

We also intend to strategically enter new markets by pursuing strategic acquisitions, partnerships or greenfield opportunities in high priority regions globally.

Expand Breadth of Solution Suite and Continue to Develop Data Analytics Capabilities

Our solutions deliver enhanced economic benefits to our customers by increasing transparency and reducing cycle time and friction throughout the process. We plan to continue to broaden our product portfolio by investing in the development of innovative solutions that further improve our customers’ results.

We intend to capitalize on our long-term commitment to gathering data on the buying and selling behavior which produces our auction and sales results. Using our data analytics expertise, we can provide better tools for both sellers and buyers to be better informed and make better, more confident decisions to improve their results and satisfaction.

Employ Disciplined Capital Allocation Strategy

We generate strong cash flows as a result of our attractive gross margins, the ability to leverage our corporate infrastructure across our multiple auction locations, low maintenance capital expenditures and limited working capital requirements. We are committed to adopting a balanced and disciplined capital allocation policy that will enable us to deliver attractive long-term stockholder value. Our long-term goal is to drive growth, both organic and through acquisitions, while also strengthening our balance sheet through debt reduction and returning capital to stockholders. In the near term, we aim to utilize a significant portion of excess cash generated by the business for debt reduction.

Neither IAA nor KAR can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

Our Business

Overview

As one of the leading providers of damaged and total loss claim solutions and salvage vehicle auctions, we operate as IAA in the United States, Impact Auto Auctions in Canada and HBC Vehicle Services Limited in the United Kingdom and serve our customer base through locations throughout North America and the United Kingdom. We facilitate the marketing of vehicles for a variety of sellers, including insurance companies, used-vehicle dealers, rental car and fleet lease companies, auto lenders and charitable organizations. Our marketplaces provide buyers from around the globe with the damaged and total loss vehicles they need to fulfill their scrap demands, replacement part inventory demands or vehicle rebuild requirements. Fees for our services are earned from both sellers and buyers vehicles sold through our channels.

In exchange for agreed-upon processing and service fees, we sell damaged and total loss vehicles on behalf of vehicle sellers primarily on a consignment basis, meaning that our sellers continue to own their vehicles until they are sold to buyers through one of our marketplaces. We also offer our vehicle sellers a number of other services for which fees may be charged, including but not limited to total loss claims solutions (as described below), inspection services, and marketing and other administrative services. In addition to the fees we collect from our vehicle sellers, we also charge service fees to our buyers for each vehicle purchased based on a tiered structure that increases with the sales price of the vehicle. We likewise offer our buyers additional services for which we also charge service fees.

Vehicles are marketed to prospective buyers through our many marketplaces, 24 hours per day and seven days per week. Auctions are typically held weekly at most locations and are simulcast in a manner that allows bidders to participate both physically at the auction, and online via a desktop internet browser or through our proprietary mobile device applications. Certain vehicles are also offered for sale online via Timed Auctions, where bidders may bid on those vehicles for a fixed duration of time and via Buy Now where vehicles are offered for sale at a fixed price. All vehicles which are ready for sale are listed and available online on IAA’s Auction Center, allowing prospective bidders to preview and Proxy bid on vehicles prior to the live auction event. IAA’s Auction Center includes an “Advanced Search” function that allows for filtering to quickly locate specific vehicles and offers buyers additional services such as Enhanced Vehicle Details that includes VIN details and Hollander Interchange parts data to help buyers make informed purchasing decisions. IAA’s Auction Center provides online buyers with an open, competitive bidding environment that reflects the dynamics of a live physical auction. Our mobile and online capabilities provide buyers the greatest flexibility in their purchasing options, exposing vehicles to bidders from around the globe and allowing bidders to participate in a greater number of auctions. Online inventory browsing and digital alerts (via email or through buyer app) reduce the time required to acquire vehicles and the broader market exposure and increased competitive bidding generally drive higher selling prices. We believe the capabilities of our auction models maximize auction proceeds and returns to our vehicle sellers.

Tools and services focused on total loss claims have been developed to assist insurance sellers in improving policy holder satisfaction and more effectively managing costs during the total loss claims process. IAA Total Loss Solutions® includes IAA Inspection Services®, IAA Title Services® and additional service offerings within the suite of products. These products and services help to reduce total loss claims cycle time, provide transparency for the insured, and more deeply integrate sellers within IAA’s flagship salvage management tool, CSAToday®.

HBC is a salvage auction services business operating in the United Kingdom. HBC provides salvage collection and disposal services for the U.K.’s top insurance, fleet and accident management companies, and conducts business using a variety of digital sales channels. HBC’s business model differs from that of IAA, as more of HBC’s vehicles are sold under purchase contracts as opposed to consignment based arrangements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional financial information about geographic areas.

Services

IAA offers a comprehensive suite of auction, logistics and vehicle-selling services aimed at maximizing the value of vehicles sold through our marketplaces, lowering administrative costs, shortening the selling cycle and increasing the predictability of returns to vehicle sellers. This is achieved while expanding IAA’s ability to handle an increasing proportion of the vehicle-processing function as a “one-stop shop” for sellers. Some of the services provided by IAA include:

Services	Description
CSAToday®
IAA’s online reporting and analysis tool that gives seller customers the ability to manage their vehicle assets. It also provides a detailed overview of salvage performance and identifies factors influencing timeline efficiency and net returns.

IAA Market Value™
A solution for seller customers looking to estimate the values of their vehicles. Part of the CSAToday app on iOS and Android devices, this tool utilizes user-provided information and our historical auction data to deliver results to their smartphones.

Mobile Vehicle Assignment
Gives customers the ability to assign a vehicle from their iOS or Android device through the CSAToday app. Simplifies the desktop assignment process to a five-swipe workflow that uses smartphone technology to minimize manual input.

BidFast®
A salvage valuation solution that comprehensively analyzes a vehicle to determine its value and provides a guaranteed bid for 60 days. Intended to be used for partial-loss conversions, denied coverage, subrogation file closure and owner-retained salvage.

Catastrophe (CAT) Services
To better service our insurance carrier partners, we track storm patterns and have response teams ready when disaster strikes. In the event of a catastrophe, IAA draws from an established network of partners to secure towing services and storage space. A mobile CAT Command Center as well as dedicated IAA staff serve as an on-the-go, centralized point of crisis management. When the vehicles are ready for sale, we promote them to our global buyer base with targeted marketing efforts for efficient sale and file closure.

IAA Total Loss Solutions®	Provides insurance carrier customers with a comprehensive platform to process auto insurance claims efficiently, from the loss event to asset liquidation. Solutions include:

	-	IAA Loss Advisor™

	-	IAA Inspection Services®

	-	IAA Title Services®

	-	Title Procurement

	-	IAA Loan Payoff™

	-	MyVehicleClaim.com

	-	IAA Active Inventory Management

Services	Description
Multi-Channel Auction Model
Vehicles are offered simultaneously through a variety of channels to live and online buyers in a live auction format utilizing i-Bid LIVESM and other web technology. We believe this exposes the vehicles to the maximum number of potential buyers.

Vehicle Inspection Centers
We maintain vehicle inspection centers (“VIC”) at many of our facilities. A VIC is a temporary storage and inspection facility located at our sites operated by our insurance customers. Some of these sites are formalized through temporary license agreements with the insurance companies that supply the vehicles. A VIC is designed to minimize vehicle storage charges incurred by insurance company suppliers at the temporary storage facility or repair shop and to improve service time for the policyholder.

Transportation and Towing	Inbound logistics administration with actual services typically provided by third-party carriers.

Non-Insurance Market	Focuses on low-end, high mileage and damaged vehicles, from rental sellers, fleet and leasing companies, banks and dealer trade-in inventory.

Donation Market	Processes vehicles for a variety of charitable organizations across the United States and Canada, assisting them in turning donated vehicles into cash to support their respective cause.

IAA also offers solutions focused on a diverse set of global buyer customers to provide the vehicles they need to fulfill their vehicle rebuild requirements, replacement part inventory or scrap demand. Some of the services provided by IAA include:

Services	Description
i-Bid LIVESM
Our live auction Internet bidding solution, i-Bid LIVE, operates in concert with our physical auctions and provides registered buyers with the opportunity to participate in live auctions. Potential buyers bid online in real time along with the live local bidders and other Internet bidders via a simple, web-based interface. In addition, i-Bid LIVE provides real-time streaming audio from the live auction and images of damaged and total loss vehicles and other data. Buyers inspect and evaluate the damaged and total loss vehicle and listen to the auction while it is underway.

IAA Buy Now™	Provides a unit for sale for a specific price using analytical data. This model allows units to get exposure and sell between scheduled auctions.

IAA Timed Auctions™	Offering a unit for sale for a specified period of time. This model allows for competitive bidding and sale prior to our scheduled IAA Live and Online Auctions.

IAA Online Exclusive™
Offers units for sale via a live online auction. Using a live auctioneer simulcast over the internet, this model is designed to sell a specific segment of vehicles, such as recreational vehicles or boats.

IAA Screen Sale™
This method offers units for sale via a screen at one of our IAA branches. This method uses a live auctioneer selling vehicles to both live in-person and online bidders. This method is intended for buyers when units are off-site, such as located at a CAT yard.

Services	Description
IAA Live & Online™	This auction model is IAA’s traditional method of selling vehicles. This model is used by our 179 branches allowing both live and online bidders to interact with a live auctioneer.

IAA Run & Drive®	As part of the live auction, operable vehicles run and drive through a dedicated lane to showcase sellers’ inventory and give buyers the chance to determine an item’s full value.

IAA High-Resolution Images™	Provides high-resolution images designed to improve buyer confidence to bid, while ensuring sellers’ inventory receives maximum exposure.

Vehicle Parts Search	Integrates Hollander Interchange™ Part Numbers into the search functionality of IAAI.com and helps buyer customers search IAA nationwide inventory for specific vehicle components.

IAA Fast Search	Enhanced vehicle search and filter options providing what we believe is the most comprehensive search tool in the industry.

IAA Cost Calculator™	Provides buyers with an estimate of total cost to make more informed bidding and buying decisions.

I-Pay®	A convenient, secure tool that allows buyers to make payments via the internet directly from any bank account in the United States. Available through the Auction Center and the IAA Buyer app.

IAA Transport™	An integrated shipping solution allowing buyers to schedule shipment of vehicles during the checkout process.

Customers

We obtain our supply of vehicles from insurance companies, used-vehicle dealers, rental car and fleet leasing companies, auto lenders, non-profit organizations, and the general public. We have established long-term relationships with virtually all of the major automobile insurance companies. The vast majority of the vehicles we process are on a consignment basis. The buyers of damaged and total loss vehicles include automotive body shops, rebuilders, used car dealers, automotive wholesalers, exporters, dismantlers, recyclers, brokers, and where allowed, non-licensed (public) buyers. In fiscal year 2018, approximately 40% of our revenues were associated with the fees generated from the auction of salvage vehicles, including buyer fees, from our three largest insurance customers, each of which accounted for over 10% of our revenue.

Sales and Marketing

IAA deploys representatives that solicit and manage relationships with prospective vehicle sellers and buyers at the national, regional and local levels. We also participate in a number of local, regional and national trade show events that further promote the benefits of our products and services.

In addition to providing sellers with a means of processing and selling vehicles, IAA offers a comprehensive suite of services to help maximize returns and shorten the selling and processing time. We help establish workflow integration within our sellers’ processes, and view such mutually beneficial relationships as an essential component of our effort to attract and retain suppliers.

By analyzing industry data, we provide sellers with a detailed analysis of their current selling prices and returns, and a proposal detailing methods to improve selling prices and returns, reduce administrative costs and provide proprietary turn-key selling and processing services.

Our broad and industry-leading geographic coverage allows us to service sellers on a national basis.

Internal Online Operating Solution

Our current IAA internal online operating solution includes:

IAA Technology	Description
Automated Salvage Auction Processing (ASAP)
We have developed and maintained a proprietary state of the art web-based information system, Automated Salvage Auction Processing system, or ASAP, to streamline all aspects of our operations and centralize operational data collection. The system provides sellers with 24-hour online access to powerful tools to manage the salvage disposition process, including inventory management, sales price analysis and electronic data interchange of titling information.

Our other information systems, including i-Bid LIVE and CSAToday systems, are integrated with our ASAP product, facilitating auction processes and information flow with internal operational systems.

Competition

In the salvage sector, the competition includes Copart; Total Resource Auctions, a subsidiary of Cox Enterprises, Inc.; independent auctions and a limited number of used-vehicle auctions that regularly remarket damaged and total loss vehicles. Additionally, some dismantlers of damaged and total loss vehicles such as LKQ Corporation and Internet-based companies have entered the market, thus providing alternate avenues for sellers to remarket vehicles. While most insurance companies have abandoned or reduced efforts to sell damaged and total loss vehicles without the use of service providers such as us, they may in the future decide to dispose of their vehicles directly to end users.

Seasonality

The volume of vehicles sold through our marketplaces generally fluctuates from quarter to quarter. This seasonality is caused by several factors, including weather, the timing of damaged and total loss vehicles available for sale from selling customers, the availability and quality of damaged and total loss vehicles, holidays, and the seasonality of the retail market for damaged and total loss vehicles, which affects the demand side of the auction industry. Salvage vehicle auction volumes tend to decline during prolonged periods of winter weather conditions. In addition, mild weather conditions and decreases in traffic volume can each lead to a decline in the available supply of damaged and total loss vehicles because fewer traffic accidents occur, resulting in fewer damaged vehicles overall. As a result, revenues and operating expenses related to volume will fluctuate accordingly on a quarterly basis. The fourth calendar quarter typically experiences lower salvage vehicle volume as well as additional costs associated with the holidays and winter weather.

Vehicle Regulation

Our operations are subject to regulation, supervision and licensing under various federal, state, provincial and local authorities, agencies, statutes and ordinances, which, among other things, require us to obtain and maintain certain licenses, permits and qualifications and provide certain disclosures and notices. Some examples of the regulations and laws that impact our company are included in the section entitled “Risk Factors” under the risk: “We are subject to extensive governmental regulations, including vehicle brokerage and auction laws and currency reporting obligations. Our business is subject to risks related to litigation and regulatory actions.”

Environmental Regulation

Our operations are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including those governing the emission or discharge of pollutants into the air or water, the generation, treatment, storage and release of hazardous materials and wastes and the investigation and remediation of contamination. Our failure to comply with current or future environmental, health or safety laws or to obtain and comply with permits required under such laws, could subject us to significant liability or require costly investigative, remedial or corrective actions.

In the used-vehicle remarketing industry, large numbers of vehicles, including damaged vehicles at salvage auctions, are stored and/or refurbished at auction facilities and during that time minor releases of fuel, motor oil and other materials may occur. We have investigated or remediated, or are currently investigating or remediating, contamination resulting from various sources, including gasoline, fuel additives (such as methyl tertiary butyl ether, or MTBE), motor oil, petroleum products and other hazardous materials released from aboveground or underground storage tanks or in connection with current or former operations conducted at our facilities. We have incurred, and may in the future incur, expenditures relating to releases of hazardous materials, investigative, remedial or corrective actions, claims by third parties and other environmental issues, and such expenditures, individually or in the aggregate, could be significant.

Federal and state environmental authorities are currently investigating IAA’s role, if any, in contributing to contamination at the Lower Duwamish Waterway Superfund Site in Seattle, Washington. IAA’s potential liability, if any, at this site cannot be estimated at this time. See “Business—Legal Proceedings” below for a further discussion of this matter.

Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss (or range of possible losses) can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies, including environmental matters, are included in “Other accrued expenses” at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period.

Employees

At March 31, 2019, we had a total of approximately 3,600 employees, of which approximately 3,200 were located in the United States and approximately 400 were located in Canada and the United Kingdom. Approximately 98% of our workforce consists of full-time employees.

In addition to the employee workforce, we also utilize temporary labor services to assist in handling the vehicles consigned to us and to provide certain other services. Nearly all of our auctioneers are independent contractors. Some of the services we provide are outsourced to third party providers that perform the services either on-site or off-site. The use of third party providers depends upon the resources available at each auction facility as well as peaks in the volume of vehicles offered at auction.

Legal Proceedings

We are involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business, such as employment matters and dealer disputes. Such litigation is generally not, in the opinion of management, likely to have a material adverse effect on our financial condition, results of operations or cash flows. Legal proceedings which could be material are discussed below.

IAA—Lower Duwamish Waterway

Since June 2004, IAA has operated a branch on property it leases in Tukwila, Washington just south of Seattle. The property is located adjacent to a Superfund site known as the Lower Duwamish Waterway Superfund Site (“LDW Site”). The LDW Site had been designated a Superfund site in 2001, three years prior to IAA’s tenancy. On March 25, 2008, the United States Environmental Protection Agency, or the “EPA,” issued IAA a General Notice of Potential Liability, or “General Notice,” pursuant to Section 107(a), and a Request for Information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA,” related to the LDW Site. On November 7, 2012, the EPA issued IAA a Second General Notice of Potential Liability, or “Second General Notice,” for the LDW Site. The EPA’s website indicates that the EPA has issued general notice letters to approximately 116 entities, and has issued Section 104(e) Requests to more than 300 entities related to the LDW Site. In the General Notice and Second General Notice, the EPA informed IAA that the EPA believed IAA may be a Potentially Responsible Party, or “PRP,” but the EPA did not specify the factual basis for this assertion. At this time, the EPA still has not specified the factual basis for this assertion and has not demanded that IAA pay any funds or take any action apart from responding to the Section 104(e) Information Request. Four PRPs, The Boeing Company, the City of Seattle, the Port of Seattle and King County - the Lower Duwamish Waterway Group (“LDWG”), have funded a remedial investigation and feasibility study related to the cleanup of the LDW Site. In December 2014, the EPA issued a Record of Decision (“ROD”), detailing the final cleanup plan for the LDW Site. The ROD estimated the cost of cleanup to be $342 million, with the plan involving dredging of 105 acres, capping 24 acres, and enhanced natural recovery of 48 acres. The estimated length of the cleanup was 17 years, including 7 years of active remediation, and 10 years of monitored natural recovery. IAA is aware that certain authorities may bring natural resource damage claims against PRPs. On February 11, 2016, IAA received a Notice of Intent letter from the United States National Oceanic and Atmospheric Administration informing IAA that the Elliott Bay Trustee Council were beginning to conduct an injury assessment for natural resource damages in the LDW. The Notice of Intent indicated that the decision of the trustees to proceed with this natural resources injury assessment followed a pre-assessment screen performed by the trustees. Shortly thereafter, in a letter dated August 16, 2016, EPA issued a status update to the PRPs at the LDW Site. The letter stated that EPA expected the bulk of the pre-remedial design work currently being performed by the LDWG to be completed by the beginning of 2018, with the Remedial Design/Remedial Action (“RD/RA”) phase to follow. The EPA previously anticipated that the pre-design work would be completed sometime during 2018, and the Company is not aware of any further information regarding that schedule. Accordingly, RD/RA negotiations with all PRPs may begin sometime in 2019. At this time, the Company has not received any further notices from the EPA and does not have adequate information to determine IAA’s responsibility, if any, for contamination at this site, or to estimate IAA’s loss as a result of this potential liability.

In addition, the Washington State Department of Ecology (“Ecology”) is working with the EPA in relation to the LDW Site, primarily to investigate and address sources of potential contamination contributing to the LDW Site. In 2007, IAA installed a stormwater capture and filtration system designed to treat sources of potential contamination before discharge to the LDW Site. The immediate-past property owner, the former property owner and IAA have had discussions with Ecology concerning possible source control measures, including an investigation of the water and soils entering the stormwater system, an analysis of the source of contamination identified within the system, if any, and possible repairs and upgrades to the stormwater system if required. Additional source control measures, if any, are not expected to have a material adverse effect on future recurring operating costs.

Properties

IAA is headquartered in Westchester, Illinois, with office space being leased through 2027. At March 31, 2019, properties utilized by IAA included 179 salvage vehicle auction facilities in the United States and Canada, most of which are leased. IAA also includes HBC, which operates from 14 locations in the United Kingdom. The IAA North American properties are used primarily for auction and storage purposes consisting on average of approximately 30 acres of land per site.

We regularly evaluate our capacity in all our markets and where appropriate, seek to increase capacity through the acquisition of additional land and facilities. Capacity at our facilities varies from period to period and by region as a result of various factors, including natural disasters.

Available Information

Our web address is www.iaai.com. Our electronic filings with the SEC (including all Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and if applicable, amendments to those reports) will be available free of charge on the website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information posted on our website is not incorporated into this document.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

As used in this section, references to the “fiscal year ended December 30, 2018” or “fiscal year 2018” refer to the 52-week period that began on January 1, 2018 and ended on December 30, 2018. References to the “fiscal year ended December 31, 2017” or “fiscal year 2017” refer to the 52-week period that began on January 2, 2017 and ended on December 31, 2017. References to the “fiscal year ended January 1, 2017” or “fiscal year 2016” refer to the 53-week period that began on December 28, 2015 and ended on January 1, 2017. The additional week in fiscal year 2016 occurred in the fourth quarter. 53-week years may cause revenues, expenses, and other results of operations to be higher due to the additional week of operations.

Overview

We are a leading provider of auction solutions for total loss, damaged and low-value vehicles. We operate in one reportable segment. We facilitate the sale of total loss, damaged and low-value vehicles for a full spectrum of sellers, including insurance companies, dealerships, rental car companies, fleet lease companies and charitable organizations. Our solutions, which are focused on a diverse set of global customers, provide buyers with the vehicles they need to fulfill their vehicle rebuild requirements, replacement part inventory or scrap demand. Fees for our solutions are earned from both sellers and buyers of vehicles. In return for agreed-upon fees, vehicles are sold on behalf of our sellers, who continue to own the vehicle until it is sold to buyers through our marketplaces. Over 80% of volume that passes through our marketplaces is associated with insurance total loss vehicles, including vehicles from catastrophic events like hurricanes, floods and hail damage, and the remaining volume is associated with noninsurance customers such as dealers, vehicle leasing and rental car companies and the general public.

At March 31, 2019, properties utilized by IAA included 179 salvage vehicle auction facilities in the United States and Canada, most of which are leased. IAA also includes HBC, which operated from 14 locations in the United Kingdom at March 31, 2019. The IAA North American properties are used primarily for auction and storage purposes consisting on average of approximately 30 acres of land per site.

The Separation

On February 27, 2018, KAR announced that it would pursue a plan to separate its salvage auction businesses from its whole car auction business. The separation will be effected by allocating the assets and liabilities related primarily to the salvage auction businesses, which are currently held through KAR’s subsidiaries, including, but not limited to, Insurance Auto Auctions, Inc. in the United States, Impact Auto Auctions Ltd. in Canada and HBC Vehicle Services Limited in the United Kingdom, to IAA and then distributing the common stock of IAA to KAR’s stockholders. The separation and distribution will result in KAR and IAA becoming two independent, publicly traded companies, with IAA owning and operating KAR’s pre-separation salvage auction businesses and KAR continuing to own and operate its remaining businesses, including its whole car auction business and financing, logistics and other ancillary and related services.

Industry Trends

Vehicles deemed a total loss by automobile insurance companies represent the largest category of vehicles sold in the salvage vehicle auction industry. Based on data from CCC Information Services, the percentage of claims resulting in total losses has steadily increased over the last five years. There is no central reporting system for the salvage vehicle auction industry that tracks the number of salvage vehicle auction volumes in any given year, which makes estimating industry volumes difficult. We believe that salvage auction industry volumes will grow 5% to 7% annually for the foreseeable future.

Fluctuations in damaged and total loss vehicle and commodity pricing (aluminum, steel, etc.) have an impact on proceeds received in the salvage vehicle auction industry. In times of rising prices, revenue and gross profit are positively impacted. If damaged and total loss vehicle and commodity prices decrease, proceeds, revenue and gross profit at salvage auctions may be negatively impacted, which could adversely affect the level of profitability. During the first three months of 2019, the price per ton of crushed auto bodies in North America ranged from $177 to $179 and finished March 2019 at $178. In comparison, for the fiscal year ended December 30, 2018, the price per ton of crushed auto bodies in North America ranged from $187 to $215.

Seasonality

The volume of vehicles sold through our marketplaces generally fluctuates from quarter to quarter. This seasonality is caused by several factors, including weather, the timing of damaged and total loss vehicles available for sale from selling customers, the availability and quality of damaged and total loss vehicles, holidays, and the seasonality of the retail market for damaged and total loss vehicles, which affects the demand side of the auction industry. Salvage vehicle auction volumes tend to decline during prolonged periods of winter weather conditions. In addition, mild weather conditions and decreases in traffic volume can each lead to a decline in the available supply of damaged and total loss vehicles because fewer traffic accidents occur, resulting in fewer damaged vehicles overall. As a result, revenues and operating expenses related to volume will fluctuate accordingly on a quarterly basis. The fourth calendar quarter typically experiences lower salvage vehicle volume as well as additional costs associated with the holidays and winter weather.

Sources of Revenues and Expenses

A significant portion of our revenue is derived from auction fees and related services associated with our salvage auctions. Approximately two-thirds of our revenue is earned from buyers and represents fees charged based on a tiered structure that increases with the sales price of the vehicle as well as service fees for additional services. In addition, approximately one-third of our revenue is earned from sellers and represents the combination of the inbound tow, processing, storage, titling, enhancing and auctioning of the vehicle. Although auction revenues primarily include the auction services and related fees, our related receivables and payables include the gross value of the vehicles sold.

Our operating expenses consist of cost of services, selling, general and administrative and depreciation and amortization. Cost of services is comprised of payroll and related costs, subcontract services, the cost of vehicles purchased, supplies, insurance, property taxes, utilities, service contract claims, maintenance and lease expense related to the auction sites. Cost of services excludes depreciation and amortization. Selling, general and administrative expenses are comprised of payroll and related costs, sales and marketing, information technology services and professional fees.

Results of Operations

Overview of Results of Insurance Auto Auctions, Inc. for the Fiscal Years ended December 30, 2018 and December 31, 2017:

(Dollars in millions)	Fiscal Year ended December 30, 2018	Fiscal Year ended December 31, 2017
Operating revenues	$1,326.8	$1,219.2
Cost of services*	821.2	778.1
Gross profit*	505.6	441.1
Selling, general and administrative	123.8	113.3
Depreciation and amortization	97.4	93.1
Operating profit	284.4	234.7
Interest expense	38.7	38.6
Other income, net	(0.5)	(0.9)
Income before income taxes	246.2	197.0
Income taxes	62.5	35.6
Net income	$183.7	$161.4
Vehicles sold	2,480,000	2,369,000
*	Exclusive of depreciation and amortization

Revenue

Revenue from IAA increased $107.6 million, or 9%, to $1,326.8 million for the fiscal year ended December 30, 2018, compared with $1,219.2 million for the fiscal year ended December 31, 2017. The increase in revenue was a result of an increase in vehicles sold of approximately 5% for the fiscal year ended December 30, 2018. Revenue per vehicle sold increased 4% for the fiscal year ended December 30, 2018 compared with the fiscal year ended December 31, 2017, partially offset by a decrease of $5.2 million from HBC, which included an increase in revenue of $1.3 million due to fluctuations in the U.K. exchange rate. IAA's North American same-store total loss vehicle inventory increased approximately 1% at December 30, 2018, as compared to December 31, 2017. North American online sales volumes for IAA for the fiscal years ended December 30, 2018 and December 31, 2017 each represented over 60% of the total vehicles sold. The balance of North American vehicles were sold to buyers present at a physical IAA auction.

Most of the vehicles that are sold through our auctions are consigned to IAA by insurance companies and held at IAA’s facilities. IAA does not take title to these consigned vehicles and recognizes revenue when a service is performed as requested by the owner of the vehicle. IAA does not record the gross selling price of the consigned vehicles sold at auction as revenue. Conversely, IAA does record the gross selling price of purchased vehicles sold at auction as revenue. Vehicles sold under purchase agreements were approximately 4% and 5% of total salvage vehicles sold for the fiscal years ended December 30, 2018 and 2017, respectively.

Gross Profit

For the fiscal year ended December 30, 2018, gross profit at IAA increased to $505.6 million, or 38.1% of revenue, compared with $441.1 million, or 36.2% of revenue, for the fiscal year ended December 31, 2017. The increase in gross profit was mainly attributable to a 9% increase in revenue, partially offset by a 6% increase in cost of services, which included costs associated with purchase contract vehicles and organic volume growth.

Excluding HBC, IAA's gross profit margin was 38.6% and 36.9% for the fiscal years ended December 30, 2018 and December 31, 2017, respectively. For the fiscal years ended December 30, 2018 and December 31, 2017, HBC had revenue of approximately $32.7 million and $37.9 million, respectively, and cost of services of approximately $26.6 million and $32.2 million, respectively, as fewer of HBC's vehicles were sold under purchase contracts. The entire selling and purchase price of the vehicle is recorded as revenue and cost of services for purchase contracts.

IAA experienced a reduction in gross profit of $6.8 million and $0.3 million for the fiscal years ended December 30, 2018 and December 31, 2017, respectively, related to catastrophic events. Excluding these events (and HBC as noted above), IAA's gross profit margin was 39.5% and 38.3% for the fiscal years ended December 30, 2018 and December 31, 2017, respectively.

Selling, General and Administrative

Selling, general and administrative expenses at IAA increased $10.5 million, or 9%, to $123.8 million for the fiscal year ended December 30, 2018, compared with $113.3 million for the fiscal year ended December 31, 2017. The increase in selling, general and administrative expenses was primarily attributable to increases in compensation expense of $3.5 million, professional fees related to the potential spin-off of $2.8 million, bad debt expense of $1.6 million, incentive-based compensation expense of $1.0 million, supply expenses of $0.8 million, information technology costs of $0.7 and other miscellaneous expenses aggregating $2.4 million, partially offset by decreases in telecom costs of $1.2 million and other professional fees of $1.1 million.

Depreciation and Amortization

Depreciation and amortization increased $4.3 million, or 5%, to $97.4 million for fiscal year ended December 30, 2018, compared with $93.1 million for the fiscal year ended December 31, 2017. The increase in depreciation and amortization was primarily the result of certain assets placed in service over the last twelve months.

Income Taxes

We had an effective tax rate of 25.4% for the fiscal year ended December 30, 2018, compared with an effective tax rate of 18.1% for the fiscal year ended December 31, 2017. Our effective tax rate was higher for the fiscal year ended December 30, 2018, compared with the fiscal year ended December 31, 2017, primarily as a result of the enactment of the Tax Cuts and Jobs Act of 2017 (the “TCJA”) in the fourth quarter of 2017. As a result, in

2017, we recognized a tax benefit of $37.0 million related to the remeasurement of deferred tax assets and liabilities and $2.2 million of expense associated with a one-time deemed repatriation transition tax on the accumulated unrepatriated and untaxed earnings of our foreign subsidiaries.

Overview of Results of Insurance Auto Auctions, Inc. for the Fiscal Years ended December 31, 2017 and January 1, 2017:

(Dollars in millions)	Fiscal Year ended December 31, 2017	Fiscal Year ended January 1, 2017
Operating revenues	$1,219.2	$1,098.0
Cost of services*	778.1	708.3
Gross profit*	441.1	389.7
Selling, general and administrative	113.3	110.5
Depreciation and amortization	93.1	87.9
Operating profit	234.7	191.3
Interest expense	38.6	38.6
Other income, net	(0.9)	(0.6)
Income before income taxes	197.0	153.3
Income taxes	35.6	58.4
Net income	$161.4	$94.9
Vehicles sold	2,369,000	2,184,000
*	Exclusive of depreciation and amortization

Revenue

Revenue from IAA increased $121.2 million, or 11%, to $1,219.2 million for the fiscal year ended December 31, 2017, compared with $1,098.0 million for the fiscal year ended January 1, 2017. The increase in revenue was a result of an increase in vehicles sold of approximately 8% for the fiscal year ended December 31, 2017. Revenue per vehicle sold increased 2% for the fiscal year ended December 31, 2017 compared with the fiscal year ended January 1, 2017, and included an increase in revenue of $1.7 million due to fluctuations in the Canadian exchange rate, partially offset by a decrease of $13.7 million from HBC including a decrease in revenue of $2.0 million due to fluctuations in the U.K. exchange rate. IAA’s North American same-store total loss vehicle inventory increased approximately 3% at December 31, 2017, as compared to January 1, 2017, in part related to the timing of catastrophic events. North American online sales volumes for IAA for the fiscal years ended December 31, 2017 and January 1, 2017 represented approximately 60% of the total vehicles sold. The balance of North American vehicles were sold to buyers present at a physical IAA auction.

Most of the vehicles that are sold through our auctions are consigned to IAA by insurance companies and held at IAA’s facilities. IAA does not take title to these consigned vehicles and recognizes revenue when a service is performed as requested by the owner of the vehicle. IAA does not record the gross selling price of the consigned vehicles sold at auction as revenue. Conversely, IAA does record the gross selling price of purchased vehicles sold at auction as revenue. Vehicles sold under purchase agreements or purchased from individual sellers were approximately 5% and 7% of total damaged and total loss vehicles sold for the fiscal years ended December 31, 2017 and January 1, 2017, respectively.

Gross Profit

For the fiscal year ended December 31, 2017, gross profit at IAA increased to $441.1 million, or 36.2% of revenue, compared with $389.7 million, or 35.5% of revenue, for the fiscal year ended January 1, 2017. The increase in gross profit was mainly attributable to an 11% increase in revenue, partially offset by a 10% increase in cost of services, which included costs incurred to store and process vehicles for Hurricanes Harvey and Irma and organic volume growth.

Excluding HBC, IAA’s gross profit margin was 36.9% and 36.7% for the fiscal years ended December 31, 2017 and January 1, 2017, respectively. For the fiscal years ended December 31, 2017 and January 1, 2017, HBC had revenue of approximately $37.9 million and $51.6 million, respectively, and cost of services of approximately $32.2 million and $45.8 million, respectively, as fewer of HBC’s vehicles were sold under purchase contracts. The entire selling and purchase price of the vehicle is recorded as revenue and cost of services for purchase contracts.

IAA sold over 65,000 vehicles and recorded approximately $45.1 million of revenue and a $0.3 million gross loss for the fiscal year ended December 31, 2017 related to catastrophic events in Texas and Florida. Excluding these events (and HBC as noted above), IAA’s gross profit margin was 38.3% for the fiscal year ended December 31, 2017. IAA incurred significant costs in Texas and Florida in response to Hurricanes Harvey and Irma. Costs were incurred for real estate, security, lot operations and related support. These costs were incurred in advance of revenue. IAA recovered these excess costs incurred as vehicles were sold in fiscal year 2017 and in the first quarter of 2018.

Selling, General and Administrative

Selling, general and administrative expenses at IAA increased $2.8 million, or 3%, to $113.3 million for the fiscal year ended December 31, 2017, compared with $110.5 million for the fiscal year ended January 1, 2017. The increase in selling, general and administrative expenses was primarily attributable to an increase in compensation expense of $3.2 million, incentive-based compensation expense of $2.1 million and stock-based compensation expense of $1.3 million, partially offset by decreases in employee related expenses of $1.5 million, bad debt expense of $0.9 million and other miscellaneous expenses aggregating $1.4 million.

Depreciation and Amortization

Depreciation and amortization increased $5.2 million, or 6%, to $93.1 million for the fiscal year ended December 31, 2017, compared with $87.9 million for the fiscal year ended January 1, 2017. The increase in depreciation and amortization was primarily the result of certain assets placed in service over the last twelve months.

Income Taxes

We had an effective tax rate of 18.1% for the fiscal year ended December 31, 2017, compared with an effective tax rate of 38.1% for the fiscal year ended January 1, 2017. Our effective tax rate was lower for the fiscal year ended December 31, 2017, compared with the fiscal year ended January 1, 2017, primarily as a result of the enactment of the TCJA in the fourth quarter of 2017. As a result, we recognized a tax benefit of $37.0 million relating to re-measurement of deferred tax assets and liabilities and $2.2 million of expense associated with a one-time deemed repatriation transition tax on the accumulated unrepatriated and untaxed earnings of our foreign subsidiaries. We also recognized $1.9 million of excess tax benefits from employee stock-based compensation as a discrete item in our income tax expense for the fiscal year ended December 31, 2017.

Overview of Results of Insurance Auto Auctions, Inc. for the Three Months Ended March 31, 2019 and April 1, 2018:

(Dollars in millions)	Three Months ended March 31, 2019	Three Months ended April 1, 2018
Operating revenues	$357.2	$337.3
Cost of services*	218.4	206.7
Gross profit*	138.8	130.6
Selling, general and administrative	33.6	32.6
Depreciation and amortization	21.8	24.1
Operating profit	83.4	73.9
Interest expense	9.7	9.6
Other expense, net	0.1	—
Income before income taxes	73.6	64.3
Income taxes	19.1	16.0
Net income	$54.5	$48.3
Vehicles sold	649,000	643,000
*	Exclusive of depreciation and amortization

Revenue

Revenue from IAA increased $19.9 million, or 6%, to $357.2 million for the three months ended March 31, 2019, compared with $337.3 million for the three months ended April 1, 2018. The increase in revenue was a result of an increase in vehicles sold of approximately 1% for the three months ended March 31, 2019. Revenue per vehicle sold increased 5% for the three months ended March 31, 2019 compared with the three months ended April 1, 2018 and included a decrease in revenue of $1.8 million due to fluctuations in the Canadian exchange rate, as well as a decrease in revenue of $1.5 million from HBC, which included a decrease in revenue of $0.6 million due to fluctuations in the U.K. exchange rate. IAA's North American same-store total loss vehicle inventory increased approximately 10% at March 31, 2019, as compared to April 1, 2018. North American online sales volumes for IAA for the three months ended March 31, 2019 and April 1, 2018 each represented over 60% of the total vehicles sold. The balance of North American vehicles were sold to buyers present at a physical IAA auction.

Most of the vehicles that are sold through our auctions are consigned to IAA by insurance companies and held at IAA’s facilities. IAA does not take title to these consigned vehicles and recognizes revenue when a service is performed as requested by the owner of the vehicle. IAA does not record the gross selling price of the consigned vehicles sold at auction as revenue. Conversely, IAA does record the gross selling price of purchased vehicles sold at auction as revenue. Vehicles sold under purchase agreements were approximately 4% of total salvage vehicles sold for the three months ended March 31, 2019 and April 1, 2018.

Gross Profit

For the three months ended March 31, 2019, gross profit at IAA increased to $138.8 million, or 38.9% of revenue, compared with $130.6 million, or 38.7% of revenue, for the three months ended April 1, 2018. The increase in gross profit was mainly attributable to a 6% increase in revenue, partially offset by a 6% increase in cost of services, which included costs associated with purchase contract vehicles, additional lease expense related to lease agreements previously impacting depreciation expense and organic volume growth.

Excluding HBC, IAA's gross profit margin was 39.3% and 39.2% for the three months ended March 31, 2019 and April 1, 2018, respectively. For the three months ended March 31, 2019 and April 1, 2018, HBC had revenue of approximately $8.2 million and $9.7 million, respectively, and cost of services of approximately $6.5 million and $7.6 million, respectively, as fewer of HBC's vehicles were sold under purchase contracts. The entire selling and purchase price of the vehicle is recorded as revenue and cost of services for purchase contracts.

Selling, General and Administrative

Selling, general and administrative expenses at IAA increased $1.0 million, or 3%, to $33.6 million for the three months ended March 31, 2019, compared with $32.6 million for the three months ended April 1, 2018. The increase in selling, general and administrative expenses was primarily attributable to increases in compensation expense of $0.9 million, bad debt expense of $0.7 million and other miscellaneous expenses aggregating $0.6 million, partially offset by decreases in incentive-based compensation expense of $0.6 million and professional fees related to the potential spin-off of $0.6 million.

Depreciation and Amortization

Depreciation and amortization decreased $2.3 million, or 10%, to $21.8 million for three months ended March 31, 2019, compared with $24.1 million for the three months ended April 1, 2018. The decrease in depreciation and amortization was primarily the result of an approximately $2 million decrease resulting from the derecognition of fixed assets associated with certain sale leaseback transactions associated with the adoption of Topic 842.

Income Taxes

We had an effective tax rate of 26.0% for the three months ended March 31, 2019, compared with an effective tax rate of 24.9% for the three months ended April 1, 2018.

Liquidity and Capital Resources

We believe that the significant indicators of liquidity for our business are cash on hand, cash flow from operations and working capital. Historically, cash flow provided by operations has been transferred to KAR to support its overall cash management strategy. Cash is transferred daily, based on IAA’s balances, to centralized accounts maintained by KAR. As cash is disbursed or received by KAR, it is accounted for by IAA through Net Parent Investment on our balance sheet, statement of cash flow and statement of parent equity. Our principal source of liquidity consists of cash generated by operations.

Upon completion of the spin-off, our capital structure and sources of liquidity will change significantly from our historical capital structure. Our businesses will no longer participate in cash management and funding arrangements with KAR. Our internally generated cash flow will be used to invest in new products and services, fund capital expenditures and fund working capital requirements, and is expected to be adequate to service any future debt, pay any future dividends, fund any stock repurchases and fund future acquisitions, if any. Our ability to fund these capital needs will depend on our ongoing ability to generate cash from operations and to access our borrowing facilities and capital markets. We believe that our future cash from operations, together with our access to cash and cash equivalents, and cash expected to be available through borrowing facilities and capital markets, will provide adequate resources to fund our operating and financing needs for at least the next twelve months.

(Dollars in millions)	March 31, 2019	April 1, 2018	December 30, 2018	December 31, 2017
Cash and cash equivalents	66.2	$36.8	$60.0	$33.1
Cash flow from operations for the three months/fiscal year ended	35.2	41.3	289.9	201.3

Working Capital

A substantial amount of our working capital is generated from the payments received for services provided. The majority of our working capital needs are short-term in nature, usually less than three months in duration. Due to the decentralized nature of the business, payments for most vehicles purchased are received at each auction and branch. Most of the financial institutions place a temporary hold on the availability of the funds deposited that generally can range up to two business days, resulting in cash in our accounts and on our balance sheet that is unavailable for use until it is made available by the various financial institutions. There are outstanding checks (book overdrafts) to sellers and vendors included in current liabilities. Because a portion of these outstanding checks for operations in the United States are drawn upon bank accounts at financial institutions other than the financial institutions that hold the cash, we cannot offset all the cash and the outstanding checks on our balance sheet. Changes in working capital vary from quarter-to-quarter as a result of the timing of collections and disbursements of funds to consignors from auctions held near period end.

If funds held by our foreign subsidiaries were to be repatriated, state and local income tax expense and foreign withholding tax expense would need to be recognized, net of any applicable foreign tax credits.

Promissory Notes

IAA has intercompany debt with KAR totaling $456.6 million. This debt is comprised of three promissory notes, payable on demand, with a weighted average interest rate of 8.27%.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA, as presented herein, are supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. They are not measurements of our financial performance under GAAP and should not be considered substitutes for net income (loss) or any other performance measures derived in accordance with GAAP.

EBITDA is defined as net income (loss), plus interest expense net of interest income, income tax provision (benefit), depreciation and amortization. Adjusted EBITDA is EBITDA adjusted for the items of income and expense and expected incremental revenue and cost savings, as described in certain restrictive loan covenants for KAR’s credit facilities and summarized as follows: Adjusted EBITDA is EBITDA adjusted to exclude, among other things, (a) gains and losses from asset sales; (b) unrealized foreign currency translation gains and losses in respect of indebtedness; (c) certain non-recurring gains and losses; (d) stock-based compensation expense; (e) certain other non-cash amounts included in the determination of net income; (f) charges and revenue reductions resulting from purchase accounting; (g) minority interest; (h) expenses associated with the consolidation of salvage operations; (i) consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; (j) expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; (k) expenses incurred in connection with permitted acquisitions; (l) any impairment charges or write-offs of intangibles; and (m) any extraordinary, unusual or non-recurring charges, expenses or losses.

Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about one of the principal measures of performance used by creditors. In addition, management uses EBITDA and Adjusted EBITDA to evaluate our performance. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation of or as a substitute for analysis of the results as reported under GAAP. These measures may not be comparable to similarly titled measures reported by other companies.

The following tables reconcile EBITDA and Adjusted EBITDA to net income for the periods presented:

(Dollars in millions)	Three Months ended March 31, 2019	Three Months ended April 1, 2018	Fiscal Year ended December 30, 2018	Fiscal Year ended December 31, 2017	Fiscal Year ended January 1, 2017
Net income	$54.5	$48.3	$183.7	$161.4	$94.9
Add back:
Income taxes	19.1	16.0	62.5	35.6	58.4
Interest expense, net of interest income	0.3	0.2	0.8	0.8	0.8
Depreciation and amortization	21.8	24.1	97.4	93.1	87.9
Intercompany interest	9.4	9.4	37.9	37.8	37.8
EBITDA	105.1	98.0	382.3	328.7	279.8
Intercompany charges	0.6	—	—	—	0.3
Non-cash stock-based compensation	1.1	1.0	3.9	3.9	2.6
Minority interest	—	—	—	—	—
Separation costs	—	0.4	2.0	—	—
Other	1.1	0.6	(0.2)	0.7	(0.1)
Total addbacks	2.8	2.0	5.7	4.6	2.8
Adjusted EBITDA	$107.9	$100.0	$388.0	$333.3	$282.6

Summary of Cash Flows

(Dollars in millions)	Three Months ended March 31, 2019	Three Months ended April 1, 2018	Fiscal Year ended December 30, 2018	Fiscal Year ended December 31, 2017
Net cash provided by (used by):
Operating activities	$35.2	$41.3	$289.9	$201.3
Investing activities	(21.6)	(16.1)	(66.1)	(55.1)
Financing activities	(8.0)	(21.9)	(195.1)	(155.8)
Effect of exchange rate on cash	0.6	0.4	(1.8)	0.9
Net increase (decrease) in cash and cash equivalents	$6.2	$3.7	$26.9	$(8.7)

Cash flow from operating activities was $35.2 million for the three months ended March 31, 2019, compared with $41.3 million for the three months ended April 1, 2018. The decrease in operating cash flow was primarily attributable to changes in operating assets and liabilities as a result of the timing of collections and the disbursement of funds to consignors for auctions held near period-ends, partially offset by increased profitability adjusted for non-cash items.

Cash flow from operating activities was $289.9 million for the fiscal year ended December 30, 2018, compared with $201.3 million for the fiscal year ended December 31, 2017. The increase in operating cash flow was primarily attributable to increased profitability adjusted for non-cash items and changes in operating assets and liabilities as a result of the timing of collections and the disbursement of funds to consignors for auctions held near period-ends.

Net cash used by investing activities was $21.6 million for the three months ended March 31, 2019, compared with $16.1 million for the three months ended April 1, 2018. The increase in net cash used by investing activities was primarily attributable to an increase in cash used for capital expenditures.

Net cash used by investing activities was $66.1 million for the fiscal year ended December 30, 2018, compared with $55.1 million for the fiscal year ended December 31, 2017. The increase in net cash used by investing activities was primarily attributable to an increase in cash used for capital expenditures.

Net cash used by financing activities was $8.0 million for the three months ended March 31, 2019, compared with $21.9 million for the three months ended April 1, 2018. The decrease in net cash used by financing activities was primarily attributable to a decrease in cash deemed to be remitted to KAR (parent), partially offset by the net change in book overdrafts and increased payments on capital leases.

Net cash used by financing activities was $195.1 million for the fiscal year ended December 30, 2018, compared with $155.8 million for the fiscal year ended December 31, 2017. The increase in net cash used by financing activities was primarily attributable to an increase in cash deemed to be remitted to KAR (parent).

Capital Expenditures

Capital expenditures for the fiscal years ended December 30, 2018 and December 31, 2017 were $66.7 million and $54.9 million, respectively. Capital expenditures in fiscal year 2018 included $25.5 million for the purchase of IAA property in Florida for use during catastrophic events. Capital expenditures for the three months ended March 31, 2019 and April 1, 2018 were $21.6 million and $16.2 million, respectively. Capital expenditures were funded primarily from internally generated funds. We continue to invest in our core information technology capabilities and capacity expansion. Capital expenditures are expected to be approximately $46 million for fiscal year 2019. Approximately half of the 2019 capital expenditures are expected to relate to technology-based investments, including improvements in information technology systems and infrastructure. Other anticipated capital expenditures are primarily attributable to improvements and expansion at the Company’s facilities. Future capital expenditures could vary substantially based on capital project timing, the opening of new auction facilities, capital expenditures related to acquired businesses and the initiation of new information systems projects to support our business strategies.

Acquisition

In December 2017, IAA acquired the assets of POIS, Inc. for approximately $0.9 million. POIS provides loan payoff and lien release technology with a focus on helping insurance companies settle liens faster to improve cycle time/inventory turns. The purchased assets included software, which is being amortized over its expected useful life. Financial results for the acquisition have been included in our consolidated financial statements from the date of acquisition. The financial impact of this acquisition, including pro forma financial results, was immaterial to IAA’s consolidated results for the fiscal year ended December 31, 2017.

Contractual Obligations

The table below sets forth a summary of our contractual debt and lease obligations as of December 30, 2018. Some of the figures included in this table are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal and other factors. Because these estimates and assumptions are necessarily subjective, the obligations we may actually pay in future periods could vary from those reflected in the table. The following summarizes our contractual cash obligations as of December 30, 2018 (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
Intercompany debt(a)	$456.6	$456.6	$—	$—	$—
Capital lease obligations(b)	29.3	15.2	14.1	—	—
Interest payments on debt(a)	37.8	37.8	—	—	—
Operating leases(c)	930.3	97.2	168.2	138.0	526.9
Total contractual cash obligations	$1,454.0	$606.8	$182.3	$138.0	$526.9
(a)	The intercompany debt with KAR is comprised of three promissory notes which are payable on demand. The notes have a weighted average interest rate of 8.27%. Interest payments have been included in the table for a period of one year.
(b)	We have entered into capital leases for furniture, fixtures, equipment and software. The amounts include the interest portion of the capital leases. Future capital lease obligations would change if we entered into additional capital lease agreements.
(c)	Operating leases are entered into in the normal course of business. We lease most of our auction facilities, as well as other property and equipment under operating leases. Some lease agreements contain options to renew the lease or purchase the leased property. Future operating lease obligations would change if the renewal options were exercised and/or if we entered into additional operating lease agreements.

Since December 30, 2018, there have been no material changes to the contractual obligations, except for operating lease obligations which change in the ordinary course of business.

Critical Accounting Estimates

In preparing the financial statements in accordance with U.S. generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates. Accounting measurements that management believes are most critical to the reported results of our operations and financial condition include: (1) business combinations; (2) goodwill and other intangible assets; and (3) legal proceedings and other loss contingencies.

In addition to the critical accounting estimates, there are other items used in the preparation of the consolidated financial statements that require estimation, but are not deemed critical. Changes in estimates used in these and other items could have a material impact on our financial statements.

We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. In cases where management estimates are used, they are based on historical experience, information from third-party professionals, and various other assumptions believed to be reasonable. In addition, our most significant accounting policies are discussed in Note 2 and elsewhere in the Notes to Consolidated Financial Statements for the fiscal year ended December 30, 2018, which are included elsewhere in this information statement.

Business Combinations

When we acquire businesses, we estimate and recognize the fair values of tangible assets acquired, liabilities assumed and identifiable intangible assets acquired. The excess of the purchase consideration over the fair values of identifiable assets and liabilities is recorded as goodwill. The purchase accounting process requires management to make significant estimates and assumptions in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets and contingent consideration.

Critical estimates are often developed using valuation models that are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, growth rates, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which could affect the accuracy or validity of such estimates. Depending on the facts and circumstances, we may engage an independent valuation expert to assist in valuing significant assets and liabilities.

Goodwill and Other Intangible Assets

We assess goodwill for impairment annually during the second quarter or whenever events or changes in circumstances indicate that impairment may exist. Important factors that could trigger an impairment review include significant under-performance relative to historical or projected future operating results; significant negative industry or economic trends; and our market valuation relative to our book value. When evaluating goodwill for impairment, we may first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If we do not perform a qualitative assessment, or if we determine that a reporting unit’s fair value is not more likely than not greater than its carrying value, then we calculate the estimated fair value of the reporting unit using discounted cash flows and market approaches.

When assessing goodwill for impairment, our decision to perform a qualitative impairment assessment for a reporting unit in a given year is influenced by a number of factors, including the size of the reporting unit’s goodwill, the significance of the excess of the reporting unit’s estimated fair value over carrying value at the last quantitative assessment date, the amount of time in between quantitative fair value assessments and the date of acquisition. If we perform a quantitative assessment of a reporting unit’s goodwill, our impairment calculations contain uncertainties because they require management to make assumptions and apply judgment when estimating future cash flows and earnings, including projected revenue growth and operating expenses related to existing businesses, as well as utilizing valuation multiples of similar publicly traded companies and selecting an appropriate discount rate based on the estimated cost of capital that reflects the risk profile of the related business. Estimates of revenue growth and operating expenses are based on internal projections considering the reporting unit’s past performance and forecasted growth, strategic initiatives and changes in economic conditions. These estimates, as well as the selection of comparable companies and valuation multiples used in the market approach are highly subjective, and our ability to realize the future cash flows used in our fair value calculations is affected by factors, such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance and changes in our business strategies. In fiscal year 2018, we performed a quantitative impairment assessment for our reporting units. Based on our goodwill assessments, the Company has not identified a reporting unit for which the goodwill was impaired in fiscal years 2018, 2017 or 2016.

As with goodwill, we assess indefinite-lived tradenames for impairment annually during the second quarter or whenever events or changes in circumstances indicate that impairment may exist. When assessing indefinite-lived tradenames for impairment using a qualitative assessment, we evaluate if changes in events or circumstances have occurred that indicate that impairment may exist. If we do not perform a qualitative impairment assessment or if changes in events and circumstances indicate that a quantitative assessment should be performed, management is required to calculate the fair value of the tradename asset group. The fair value calculation includes estimates of revenue growth, which are based on past performance and internal projections for the tradename asset group’s forecasted growth, and royalty rates, which are adjusted for our particular facts and circumstances. The discount rate is selected based on the estimated cost of capital that reflects the risk profile of the related business. These estimates are highly subjective, and our ability to achieve the forecasted cash flows used in our fair value calculations is affected by factors, such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance and changes in our business strategies.

We review other intangible assets for possible impairment whenever circumstances indicate that their carrying amount may not be recoverable. If it is determined that the carrying amount of any other intangible asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, we would recognize a loss to the extent that the carrying amount exceeds the fair value of the asset. Management judgment is involved in both deciding if testing for recovery is necessary and in estimating undiscounted cash flows. Our impairment analysis is based on the current business strategy, expected growth rates and estimated future economic conditions.

Legal Proceedings and Other Loss Contingencies

We are subject to the possibility of various legal proceedings and other loss contingencies, many involving litigation incidental to the business and a variety of environmental laws and regulations. Litigation and other loss contingencies are subject to inherent uncertainties and the outcomes of such matters are often very difficult to predict and generally are resolved over long periods of time. We consider the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. Estimating probable losses requires the analysis of multiple possible outcomes that often are dependent on the judgment about potential actions by third parties. Contingencies are recorded in the consolidated financial statements, or otherwise disclosed, in accordance with ASC 450, Contingencies. We accrue for an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period.

Off-Balance Sheet Arrangements

As of March 31, 2019, we had no off-balance sheet arrangements pursuant to Item 303(a)(4) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

New Accounting Standards

For a description of new accounting standards that could affect the Company, reference the “New Accounting Standards” section of Note 2 to the Notes to Consolidated Financial Statements, included elsewhere in this information statement.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency

Our foreign currency exposure is limited and arises from transactions denominated in foreign currencies, particularly intercompany loans, as well as from translation of the results of operations from our Canadian and, to a much lesser extent, United Kingdom subsidiaries. However, fluctuations between U.S. and non-U.S. currency values may adversely affect our results of operations and financial position. We have not entered into any foreign exchange contracts to hedge changes in the Canadian dollar or British pound. Canadian currency translation negatively affected net income by approximately $0.3 million for the three months ended March 31, 2019. A 1% decrease in the average Canadian exchange rate for the three months ended March 31, 2019 would have impacted net income by approximately $0.1 million. Currency exposure of our U.K. operations is not material to the results of operations.

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information as of May 10, 2019 regarding the individuals who are expected to serve as IAA’s executive officers following the distribution. Additional executive officers are expected to be appointed prior to the separation. IAA will include information concerning those additional executive officers in an amendment to the registration statement of which this information statement forms a part. While some of IAA’s executive officers are currently officers and employees of KAR, after the distribution, none of the individuals will continue to be employees or executive officers of KAR.

Name	Age	Position
John W. Kett	55	Chief Executive Officer
Vance C. Johnston	50	Executive Vice President and Chief Financial Officer

John W. Kett is expected to serve as Chief Executive Officer (“CEO”) and as a director of IAA. Mr. Kett has been Chief Executive Officer and President of IAA since May 2014. Mr. Kett joined IAA in 2001 as Vice-President, Field Support before being promoted to Senior Vice President of Planning and Business Development and later to Chief Financial Officer and then President. Prior to joining IAA, Mr. Kett served in a variety of senior financial and operational roles for Central Steel and Wire Co., Safelite Glass Corporation (formerly Vistar, Inc.), Newark Electronics and Deloitte LLP. Mr. Kett holds a master’s degree from Northwestern University and a bachelor’s degree in accounting from Northern Illinois University.

Vance C. Johnston is expected to serve as Executive Vice President and Chief Financial Officer of IAA and may eventually assume other business and operations responsibilities. Mr. Johnston served as Executive Vice President, Chief Financial Officer and Treasurer of SP Plus Corporation from March 2014 to April 2019. Mr. Johnston also served as Chief Financial Officer and Senior Vice President of Furniture Brands International, Inc. from March 2010 to December 2013. Prior to that, he was Chief Financial Officer of Miami Jewish Health Systems from March 2009 to March 2010 and Vice President, Corporate Strategy of Royal Caribbean Cruises, Ltd. from December 2005 to August 2009. He also held various positions in strategy, finance and operations at OfficeMax from 2002 to 2005 and Burger King Corp. from 2001 to 2002. Mr. Johnston holds a bachelor’s degree from University of San Diego and an MBA from the University of Chicago’s Booth School of Management.

Board Following the Distribution

The following table sets forth information as of May 10, 2019 regarding those persons who are expected to serve on the Board following the distribution. IAA is in the process of identifying the other persons who are expected to serve on the Board following the distribution and will include information concerning those persons in an amendment to the registration statement of which this information statement forms a part. All of the nominees will be presented to IAA’s sole stockholder, KAR, for election before the distribution. Some of the persons who are expected to serve as IAA’s directors are currently directors of KAR.

Name	Age	Position
John P. Larson	56	Chairman
John W. Kett	55	Director
Lynn Jolliffe	67	Director

John P. Larson is expected to serve as the chairman of the board of directors of IAA. Mr. Larson served as Independent Director of KAR Auction Services since June 2014. Prior to joining IAA, Mr. Larson was Chief Executive Officer of Bestop, Inc., a leading manufacturer of soft tops and accessories for Jeep vehicles, since August 2015. Mr. Larson also served as Chief Executive Officer of Escort Inc., an automotive electronics manufacturer, from January 2008 to January 2014 and prior to that as President and Chief Operating Officer from June 2007 to January 2008. He served in a number of capacities at General Motors Company from 1986 to 2007, most recently serving as General Manager overseeing operations for the Buick, Pontiac and GMC Divisions from January 2005 to May 2007 and as General Director of Finance (CFO) for U.S. Sales, Service and Marketing Operations from 2001 to 2004. Mr. Larson led General Motors Company’s used car remarketing activity from 1999 to 2000. Mr. Larson holds a master’s degree in management from Purdue University and a bachelor’s degree from Northern Illinois University. Mr. Larson brings to the Board senior executive leadership capabilities and experience, as well as extensive knowledge of IAA’s business and industry.

The biography of John W. Kett is set forth under “Executive Officers Following the Distribution” above. As a result of his past employment by IAA and his significant management experience, Mr. Kett brings to the Board significant knowledge and understanding of IAA’s services, operations and business environment.

Lynn Jolliffe is expected to serve as a member of the board of directors of IAA. Ms. Joliffe served as Independent Director of KAR Auction Services since June 2014. Ms. Jolliffe has served as the Chief Executive Officer of Jolliffe Solutions, Inc., providing consulting in human capital and talent management since June 2015. Ms. Joliffe also served as Executive Vice President, Global Human Resources of Ingram Micro Inc., a technology distribution company, from June 2007 to June 2015, as Vice President, Human Resources for the North America region from October 2006 to May 2007, and as Regional Vice President, Human Resources and Services for Ingram Micro European Coordination Center from August 1999 to October 2006. She served in various capacities, including Vice President and Chief Financial Officer with responsibility for human resources, at two Canadian retailers, including Holt Renfrew, from 1985 to 1999. Ms. Jolliffe holds an MBA from University of Toronto and a bachelor’s degree from Queens University. Ms. Jolliffe’s executive leadership and board of directors experience offers the Board a seasoned corporate governance perspective.

Each director will hold office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal.

Our amended and restated certificate of incorporation that will become effective contemporaneously with the distribution will provide that our Board shall consist of not less than           and not more than           directors as the Board may from time to time determine. We expect that our Board will initially consist of           directors. Each director will be elected for a                -year term of office.

Director Independence

Upon completion of the distribution, we expect to have                directors,                of whom (                ) we believe will be determined to be independent, as defined under the NYSE listing requirements. We intend to appoint an independent director as chairman of the Board. Under the NYSE listing standards, a director qualifies as independent if our Board affirmatively determines that the director has no material relationship with us. While the focus of the inquiry is independence from management, our Board is required to broadly consider all relevant facts and circumstances in making an independence determination. Our Board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Corporate Governance Committee, will make a determination as to which members are independent.

Role of the Board

The Board will oversee the Company’s CEO and other senior management in the competent and ethical operation of the Company and assure that the long-term interests of the stockholders are being served. The Board is expected to adopt a set of Corporate Governance Guidelines in connection with the separation to assist it in guiding our governance practices.

Committees of the Board

Effective upon the completion of the distribution, our Board will have the following standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The Board may form additional committees in the future.

Audit Committee.                             are expected to be the members of the Board’s Audit Committee.                 is expected to be the Audit Committee Chairman. Our Board is expected to determine that at least one member of the Audit Committee is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, the Board is expected to determine that each member is financially literate as required by NYSE rules. In addition, IAA expects that the Board will determine that each member of the Audit Committee meets the standards of “independence” established by the NYSE and is “independent” under the independence standards for audit committee members adopted by the SEC. The Audit Committee will assist the Board in its oversight of the integrity of IAA’s financial statements, IAA’s independent registered public accounting firm’s qualifications and independence and the performance of IAA’s independent registered public accounting firm. The Audit Committee will review the audit plans and findings of IAA’s independent registered public accounting firm and IAA’s internal audit team and track management’s corrective action plans where necessary; review IAA’s financial statements, including any significant financial items and changes in accounting policies or practices, with its senior management and independent registered public accounting firm; review IAA’s financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and have the sole discretion to appoint annually IAA’s independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

Compensation Committee.                           are expected to be the members of the Board’s Compensation Committee.                is expected to be the Compensation Committee Chairman. The Board is expected to determine that all of the members of the Compensation Committee are independent under the NYSE rules (including the enhanced independence requirements for compensation committee members). The Compensation Committee will review and recommend policies relating to compensation and benefits of our officers and employees. The Compensation Committee will review and approve corporate goals and objectives relevant to the compensation of our CEO and other executive officers, evaluate the performance of these officers in light of those goals and objectives, and approve the compensation of these officers based on such evaluations. The Compensation Committee will also administer the issuance of equity and other awards under our equity plans.

Nominating and Corporate Governance Committee.                           are expected to be the members of the Board’s Nominating and Governance Committee.               is expected to be the Nominating and Governance Committee Chairman. The Board is expected to determine that all of the members of the Nominating and Corporate Governance Committee are independent under the NYSE rules. The Nominating and Corporate Governance Committee will be responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the Board. The Nominating and Corporate Governance Committee will also review non-employee director compensation on an annual basis and make recommendations to the Board. In addition, the Nominating and Corporate Governance Committee will be responsible for overseeing our Corporate Governance Guidelines and reporting and making recommendations to the Board concerning governance matters.

The Board is expected to adopt a written charter for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. These charters will be posted on IAA’s website in connection with the separation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the Company's fiscal year ended December 31, 2018, IAA was not an independent company, and did not have a Compensation Committee or any other committee serving a similar function.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

Prior to the distribution, we have been a wholly owned subsidiary of KAR. Until the distribution, our compensation decisions will be made by KAR’s senior management and the Compensation Committee of KAR’s board of directors. We expect that our executive compensation program following the distribution will generally include elements that are the same as or similar to KAR’s executive compensation program. This Compensation Discussion and Analysis discusses how our future compensation programs, objectives and design framework are expected to operate. Our Compensation Committee will review all aspects of compensation and may make adjustments that it believes are appropriate in structuring our executive compensation arrangements.

For purposes of this prospectus, our executive officers whose compensation is discussed in this Compensation Discussion and Analysis and whom we refer to as our named executive officers, or “NEOs”, are Mr. John W. Kett, our Chief Executive Officer and Mr. Vance C. Johnston, our Executive Vice President and Chief Financial Officer. Mr. Johnston joined IAA in 2019 and was not an executive officer during the Company’s fiscal year ended December 31, 2018. IAA will include information concerning additional named executive officers in an amendment to the registration statement of which this information statement forms a part.

Compensation Philosophy and Objectives

KAR Compensation Practice

The compensation philosophy of KAR and its Compensation Committee is described below. Following the distribution, our Compensation Committee will review and consider this philosophy and may make adjustments as appropriate.

KAR has designed and administered its executive pay programs to help ensure the compensation of its named executive officers is (i) closely aligned with KAR's performance on both a short-term and long-term basis; (ii) linked to specific, measurable results intended to create value for stockholders; and (iii) competitive in attracting and retaining key executive talent into the vehicle remarketing and auto finance industry. Each of the compensation programs that KAR has developed and implemented is intended to satisfy one or more of the following specific objectives:

•	align the interests of KAR's executive officers with the interests of KAR stockholders so that executive officers manage from the perspective of owners with an equity stake in KAR;
•	motivate and focus KAR's executive officers through incentive compensation programs directly tied to KAR's financial results;
•	support a one-company culture and encourage synergies among all business units by aligning rewards with long-term, overall KAR performance and stockholder value;
•	provide a significant percentage of total compensation through variable pay based on pre-established, measurable goals and objectives;
•	provide competitive upside opportunity without encouraging excessive risk-taking;
•	enhance KAR's ability to attract and retain skilled and experienced executive officers; and
•	provide rewards commensurate with performance and with competitive market practices.

While KAR does not target any specific percentile positioning versus the market, the market median is used as a reference point but is not the sole determinant when making compensation decisions. Compensation decisions are made considering a number of factors including experience, tenure, sustained performance, specific requirements of roles relative to the market and individual and KAR performance.

Going Forward

Our executive compensation objectives and framework will initially be similar to KAR's. Following the distribution, our Compensation Committee will review these objectives and framework to ensure they meet our business needs and strategic objectives.

The Role of the Compensation Committee and the Executive Officers in Determining Executive Compensation

KAR Practice

Role of the Compensation Committee. The KAR Compensation Committee has primary responsibility for all compensation decisions relating to KAR's named executive officers. The KAR Compensation Committee reviews the aggregate level of KAR's executive compensation, as well as the mix of elements used to compensate KAR's named executive officers on an annual basis.

Compensation Committee's Use of Market and Survey Data. Although KAR is comprised of a unique mix of businesses and lacks directly comparable public companies, the KAR Compensation Committee understands that most companies consider pay levels at comparably-sized, peer companies when setting named executive officer compensation levels. With assistance from its independent compensation consultant, ClearBridge Compensation Group LLC (“ClearBridge”), the KAR Compensation Committee has developed a meaningful comparator group for KAR.

In order to confirm competitiveness of compensation, the KAR Compensation Committee uses a combination of (i) survey data (cuts from the Aon Hewitt and Mercer general industry and service industry surveys); and (ii) proxy compensation data of a “proxy comparator group” in setting and adjusting compensation levels. In light of the lack of directly comparable companies for KAR Auction Services' business, as noted above, companies in the proxy comparator group were selected based on (i) a focus on service-oriented industries; (ii) similarly-sized revenue and market capitalization levels; (iii) comparable growth, profitability and/or market valuation profiles; and (iv) companies with which KAR competes for executive talent. Where possible, the KAR Compensation Committee included companies that are in related or similar industries to KAR.

Based on the recommendation of ClearBridge, the KAR Compensation Committee used a proxy comparator group consisting of the following 17 companies in making 2018 compensation decisions:

2018 Proxy Comparator Group

Allison Transmission Holdings, Inc.	GATX Corp.	Stericycle, Inc.
Cintas Corporation	LKQ Corp.	Total System Services, Inc.
Copart, Inc.	MSC Industrial Direct Co. Inc.	Werner Enterprises, Inc.
CDK Global, Inc.	Old Dominion Freight Line Inc.	Westinghouse Air Brake Technologies Corporation
ebay Inc.	Pitney Bowes Inc.	Worldpay, Inc. (formerly known as Vantiv, Inc.)
Equifax Inc.	Sotheby's

The KAR Compensation Committee viewed the proxy comparator group and market data as an important guide, but not as the sole determinant in making its decisions regarding 2018 compensation levels. The KAR Compensation Committee also considered experience, tenure, sustained performance, specific requirements of roles relative to market and individual and KAR performance.

Role of the Independent Compensation Consultant. The KAR Compensation Committee used ClearBridge as its independent compensation consultant in 2018. ClearBridge provided (i) advice to the KAR Compensation Committee with respect to the assessment of KAR's executive compensation practices; (ii) advice regarding the evaluation of long-term incentive compensation practices; (iii) advice and guidance regarding the design of new long-term equity awards; (iv) advice regarding related compensation matters; (v) advice to the KAR Compensation Committee with respect to annual and long-term incentive plan design; and (vi) guidance on the competitiveness of the executive officers' elements of compensation.

ClearBridge regularly attends KAR Compensation Committee meetings and attends executive sessions as requested by the Chairman of the KAR Compensation Committee. The KAR Compensation Committee has reviewed the independence of ClearBridge in light of SEC rules and NYSE listing standards regarding compensation consultants and has concluded that the work of ClearBridge for the KAR Compensation Committee does not raise any conflict of interest. All work performed by ClearBridge is and was subject to review and approval of the KAR Compensation Committee.

Role of the Executive Officers. Mr. James Hallett (KAR's Chairman of the Board and Chief Executive Officer) regularly participates in meetings of the KAR Compensation Committee at which compensation actions involving named executive officers are discussed. Mr. Hallett assists the KAR Compensation Committee by making recommendations regarding compensation actions for the executive officers other than himself. Mr. Hallett recuses himself and does not participate in any portion of any meeting of the KAR Compensation Committee at which his compensation is discussed.

Going Forward

The KAR Compensation Committee has engaged ClearBridge to review IAA’s executive compensation practices. We expect that our Compensation Committee will continue to engage an independent compensation consultant following the distribution, and that the roles of such consultant and of our management in connection with the executive compensation process will be similar to KAR’s approach.

Elements Used to Achieve Compensation Philosophy and Objectives

KAR Practice

Elements of Executive Compensation Program Design. The following table lists the elements of compensation for KAR's 2018 executive compensation program. The program uses a mix of fixed and variable compensation elements and provides alignment with both short- and long-term business goals through annual and long-term incentives. KAR's incentives are designed to drive overall corporate performance and business unit strategies that correlate to stockholder value and align with KAR’s strategic vision. In order to confirm competitiveness of compensation, the KAR Compensation Committee reviews survey data and proxy compensation data of KAR’s proxy comparator group.

	Element	Key Characteristics	Why KAR Pays This Element	How KAR Determines Amount	2018 Decisions
Fixed	Base salary	Fixed compensation component payable in cash. Reviewed annually and adjusted when appropriate.	Reward the named executive officers for their past performance and facilitate the attraction and retention of a skilled and experienced executive management team.	KAR performance, individual performance, experience, job scope, tenure, review of competitive pay practices and base salary as a percentage of total compensation.	Three KAR named executive officers received a salary increase in 2018.
Variable	Annual cash incentive awards	Variable compensation component payable in cash based on performance against annually established targets.	Motivate and reward the successful achievement of pre-determined financial objectives at KAR.
Award opportunities are based on individual performance, experience, job scope and review of competitive pay practices.
Actual award payouts were based on achievement of 2018 Adjusted EBITDA and a Management by Objectives (“MBO”) modifier relating to certain pre-established departmental, strategic or operational initiatives and objectives for each executive.

KAR's performance resulted in 92.83% of the target award for certain named executive officers of KAR and ADESA's performance resulted in 0% of the target award for the remaining named executive officer based on Adjusted EBITDA performance in 2018. The application of the MBO modifier resulted in varying increases in the total payout for each KAR named executive officer based on her/her respective performance.

	Performance-based restricted stock units (PRSUs)	PRSUs vest at the end of a three-year performance period.	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term stockholder value and serve to retain executive talent.
Award opportunities are based on individual's ability to impact future results, job scope, individual performance and review of competitive pay practices.
2018 PRSU awards earned based on 3-year Cumulative Operating Adjusted Net Income Per Share performance through December 31, 2020.

PRSU awards made up 75% of the value of the aggregate long-term incentives granted to the KAR named executive officers in 2018.
The KAR Compensation Committee granted PRSUs to all of the KAR named executive officers in 2018.
	Restricted stock units (RSUs)	RSUs vest ratably on each of the first three anniversaries of the grant date subject to the KAR named executive officer's continued employment with KAR.	Align the interests of executives with long-term stockholder value and serve to retain executive talent.
Awards based on individual's ability to impact future results, job scope, individual performance and review of competitive pay practices.
RSU awards made up 25% of the value of the aggregate long-term incentives granted to the KAR named executive officers in 2018.
The KAR Compensation Committee granted RSUs to all of the KAR named executive officers in 2018.

Compensation Structure and Goal Setting. KAR's executive compensation program is designed to deliver compensation in accordance with corporate and business unit performance with a large percentage of compensation at risk through long-term equity awards and annual cash incentive awards. These awards are linked to actual performance, consistent with KAR's belief that a significant amount of executive compensation should be in the form of equity and that a greater percentage of compensation should be tied to performance for executives who bear higher levels of responsibility for KAR's performance. Approximately 84% of KAR's CEO's total compensation, and approximately 72% of the average total compensation of KAR's other named executive officers, is at-risk, consisting of PRSUs, restricted stock units (“RSUs”) and other performance-based incentives.

Going Forward

The primary elements of our executive compensation program, and mix thereof, will initially be similar to KAR's, though the type of full-value awards to be used in the program has not been determined. Following the distribution, our Compensation Committee will review the primary elements of our executive compensation program, and mix thereof, to ensure they meet our business needs and strategic objectives. This will include a review of base salary as well as short-term and long-term incentive programs and other compensation.

Base Salary

KAR Practice

Annual salary levels for KAR's named executive officers are based upon various factors, including the amount and relative percentage of total compensation that is derived from base salary when setting the compensation of KAR's executive officers, KAR performance, individual performance, experience, job scope and tenure. In view of the wide variety of factors considered by the KAR Compensation Committee in connection with determining the base salary of each of KAR's named executive officers, the KAR Compensation Committee has not attempted to rank or otherwise assign relative weights to the factors that it considers.

Going Forward

Following the distribution, we expect that our Compensation Committee will set base salary levels for executive officers taking into account base salary levels for positions with similar roles and scope of responsibilities within our proxy comparator group, as well as personal performance.

Annual Cash Incentive Program

KAR Practice

General. Named executive officers with greater job responsibilities have a significant proportion of their annual cash compensation tied to KAR performance through their annual incentive opportunity.

The KAR Auction Services, Inc. Annual Incentive Program. Under the KAR Auction Services, Inc. Annual Incentive Program (the “Annual Incentive Program”), which is part of the KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan, as amended (the “Omnibus Plan”), the grant of cash-based awards to eligible participants is contingent upon the achievement of certain pre-established corporate performance goals as determined by the KAR Compensation Committee.

Use of 2018 Adjusted EBITDA. In 2018, the KAR Compensation Committee used “2018 Adjusted EBITDA” for KAR Auction Services, as the relevant metric for determining awards under the Annual Incentive Program. “Adjusted EBITDA” is equal to EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude, among other things:

•	gains and losses from asset sales;
•	unrealized foreign currency translation gains and losses in respect of indebtedness;
•	certain non-recurring gains and losses;
•	stock based compensation expense;
•	certain other non-cash amounts included in the determination of net income;

•	charges and revenue reductions resulting from purchase accounting;
•	minority interest;
•	expenses associated with the consolidation of salvage operations;
•	consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts;
•	expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts
•	in connection with the operational restructuring and business improvement efforts;
•	expenses incurred in connection with permitted acquisitions;
•	any impairment charges or write-offs of intangibles; and
•	any extraordinary, unusual or non-recurring charges, expenses or losses

Going Forward

Following the distribution, our Compensation Committee will develop a short-term incentive plan focused on near-term operational and financial goals that support our long-term business objectives, while also allowing for meaningful pay differentiation tied to performance of individuals and groups.

Long-Term Incentive Opportunities

KAR Practice

Long-Term Incentive Awards. KAR provides long-term incentive compensation opportunities in the form of PRSUs and RSUs. Although KAR has granted stock options in the past, stock options are not currently part of KAR’s long-term incentive program. The aggregate target award value for each named executive officer was allocated such that 75% of the value was in the form of PRSUs and 25% of the value was in the form of RSUs.

2018 Performance-Based RSU Awards

The PRSUs will vest if and to the extent that certain performance goals relating to KAR are met or exceeded over the three-year measurement period beginning on January 1, 2018 and ending on December 31, 2020. The amount of the target PRSUs actually earned and paid in shares of common stock in a lump sum following the performance period will be: 0% for below threshold performance, 50% for threshold performance, 100% for target performance and up to 200% for achieving the maximum performance level or higher. Linear interpolation will be used to calculate the percentage of PRSUs earned and paid if performance falls between the levels described above.

2018 Time-Based RSU Awards

The RSUs will vest and convert into shares of common stock of KAR on each of the first three anniversaries of the grant date, subject to the KAR named executive officer's continued employment with KAR through each such anniversary.

Going Forward

We anticipate that our long-term incentive compensation grant practices initially will be comparable to those of KAR. Following the distribution, our Compensation Committee and management will review such practices to ensure they meet our business and strategic needs and the objectives of our executive compensation program.

Summary of the 2019 Incentive Plan

General. Prior to the distribution, KAR’s board of directors is expected to approve the Insurance Auto Auctions, Inc. 2019 Omnibus Stock and Incentive Plan (as amended, the “2019 OSIP”), as IAA’s sole stockholder. A general description of the expected key terms of the 2019 OSIP is set forth below. We expect that a form of the 2019 OSIP, which will qualify in its entirety the general description of the 2019 OSIP, will be filed as an exhibit to a subsequent amendment to this information statement.

Purposes. The purpose of the 2019 OSIP is to provide an additional incentive to selected management employees, directors, independent contractors, and consultants of IAA whose contributions are essential to the growth and success of the Company’s business, in order to strengthen the commitment of such persons, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of IAA.

Administration. The 2019 OSIP will be administered and interpreted by the IAA Board or a committee appointed by the Board (the “Committee”), who will have the power and authority, without limitation, to establish such rules and regulations as it deems necessary for the proper administration of the 2019 OSIP, including the ability to construe and interpret the terms and provisions of the 2019 OSIP and any award issued thereunder and to otherwise supervise the administration of the 2019 OSIP and to exercise all powers and authorities necessary and advisable in the administration of the 2019 OSIP.

2019 OSIP Participants. Participants will consist of any employee, director, independent contractor or consultant of IAA or any affiliate of IAA selected by the Committee to receive awards under the 2019 OSIP, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be. As of        , if selected by the administrator, there would be approximately (i)        officers of the Company and its affiliates who would be eligible to participate in the 2019 OSIP, (ii)        non-officer employees of the Company and its affiliates who would be eligible to participate in the 2019 OSIP, (iii)        non-employee directors of the Company and its affiliates who would be eligible to participate in the 2019 OSIP, and (iv)        independent contractors and consultants of the Company and its affiliates who would be eligible to participate in the 2019 OSIP.

Description of Awards. Benefits granted under the 2019 OSIP may be granted in any one or a combination of (i) options; (ii) share appreciation rights (“SARs”), (iii) restricted shares, (vi) other share-based award; or (v) other cash-based awards. Options, restricted shares and other share-based awards or cash awards may, as determined by the Committee in its discretion, constitute performance-based awards, which are described in greater detail below.

Performance-Based Awards. As determined by the Committee in its sole discretion, the granting or vesting of any performance-based awards will be based on achievement of performance objectives that are based on one or more of the business criteria described below, with respect to one or more business units or IAA and its subsidiaries as a whole: (i) earnings, including one or more of operating income, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share; (ii) pre-tax income or after-tax income; (iii) earnings per share; (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets , return on investment, return on capital or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation (including total stockholder return, on an absolute basis or relative to a peer group or other index selected by the Committee); (x) cash flow, free cash flow, cash flow return on investment, net cash provided by operations or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) cumulative earnings per share growth; (xiii) operating margin or profit margin; (xiv) cost targets, reductions and savings, productivity and efficiencies; (xv) strategic business criteria; (xvi) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xvii) any combination of, or a specified increase in, any of the foregoing. Such business criteria may be adjusted to account for unusual or infrequently occurring items or changes in accounting.

Shares Reserved for Awards. The number of common shares reserved and available for awards under the 2019 OSIP will be        shares, subject to adjustment made in accordance with the 2019 OSIP. Upon the occurrence of certain corporate events that affect the common stock, including but not limited to extraordinary cash dividend, stock split, reorganization or other relevant changes in capitalization, the Committee will, in its sole discretion, make appropriate adjustments with respect to the number of shares available for grants under the 2019 OSIP, the number of shares covered by outstanding awards and the maximum number of shares that may be granted to any participant.

Individual Participant Limitations. The aggregate awards granted during any fiscal year to any single individual will not exceed: (i)        shares subject to options or SARs, (ii)        shares subject to restricted shares or other share-based awards and (iii)        with respect to any cash-based award.

Annual Director Limits. A non-employee director of IAA may not be granted awards under the 2019 OSIP during any calendar year that, when aggregated with such non-employee director’s cash fees received with respect to such calendar year, exceed        in total value.

Change in Control. Unless the Committee determines otherwise, if there is a change in control, any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2019 OSIP shall lapse and such awards shall be deemed fully vested and any performance conditions imposed with respect to such awards shall be deemed to be fully achieved at the target level of performance. Upon a change in control, the Committee may provide for the cancellation of all awards then outstanding, in exchange for a payment either in (i) cash, (ii) shares of the successor entity, or (iii) a combination of cash or shares, at the discretion of the Committee, and in each case as the Committee will, in its sole discretion determine, in an amount per share subject to such award equal to the excess, if any, of the fair market value of a share of common stock as of the date of the change in control over the per share exercise price, if any, of such award.

Amendment and Termination. The Board or the Committee may amend, alter or terminate the 2019 OSIP at any time, but no amendment, alteration, or termination shall be made that would impair the rights of a participant under any award theretofore granted without such participant’s consent. approval of the Company’s shareholders shall be obtained for any amendment that would require such approval in order to satisfy the requirements of any rules of the stock exchange on which the common stock is traded or other applicable law. Subject to the terms and conditions of the 2019 OSIP, the Board or the Committee may modify, extend or renew outstanding awards under the 2019 OSIP, or accept the surrender of outstanding awards (to the extent not already exercised) and grant new awards in substitution of them (to the extent not already exercised). No alteration, modification or termination of an award will, without the prior written consent of the participant, adversely alter or impair any rights or obligations under any award already granted under the 2019 OSIP.

Retirement, Health and Welfare Benefits and Certain Perquisites

KAR Practice

Retirement, Health and Welfare Benefits. KAR offers a variety of health and welfare and retirement programs to all eligible employees, including KAR's named executive officers. As with all KAR employees, KAR's named executive officers are eligible to receive 401(k) employer matching contributions equal to 100% of the first 4% of compensation contributed by the KAR named executive officer. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. KAR's health and welfare programs include medical, dental, vision, pharmacy, life, disability and accidental death and disability insurance. KAR also provides travel insurance to all employees who travel for business purposes.

Perquisites. KAR provides the KAR named executive officers a limited number of perquisites that the KAR Compensation Committee believes are reasonable and consistent with the objective of attracting and retaining highly qualified executive officers. The perquisites which are currently available to KAR's named executive officers include an automobile allowance or use of a KAR-owned automobile, an allowance for executive physicals, KAR-paid group term life insurance premiums and relocation benefits under KAR’s mobility program.

Going Forward

Our retirement programs and benefits will generally be similar to those of KAR's immediately prior to the distribution. Our Compensation Committee will review these programs and benefits and may make changes to align them with our business needs and strategic priorities. In addition, we anticipate that our Compensation Committee will approve for our NEOs perquisites comparable to those offered by our peers, and will adopt a policy prohibiting any tax reimbursement or gross-up provisions in our executive compensation program (except under a policy applicable to management employees generally such as a relocation policy).

Insider Trading Policy

KAR Practice

KAR's insider trading policy expressly prohibits:

•	ownership of margin securities;
•	trading in options, warrants, puts and calls or similar instruments on KAR's securities; and
•	selling KAR's securities “short.”

KAR also prohibits officers, directors and employees from:

•	pledging KAR's securities as collateral for loans; and
•	purchasing or selling KAR's securities while in possession of material, non-public information, or otherwise using such information for their personal benefit.

KAR executives and directors are permitted to enter into trading plans that are intended to comply with the requirements of Rule 10b5-1 of the Exchange Act so that they can prudently diversify their asset portfolios and exercise their stock options before their scheduled expiration dates.

Going Forward

Following the distribution, our Compensation Committee is expected to adopt insider trading policies similar to KAR.

Anti-Hedging Policy

KAR Practice

In addition to KAR’s existing anti-pledging of KAR stock policy, KAR adopted a formal anti-hedging of KAR stock policy, which prohibits officers and directors from engaging in certain forms of hedging or monetization transactions with respect to KAR's stock, such as prepaid variable forward contracts, equity swaps, collars and exchange funds.

Going Forward

Following the distribution, our Compensation Committee is expected to adopt anti-hedging policies similar to KAR.

Stock Ownership Guidelines and Stock Holding Requirement

KAR Practice

The Compensation Committee adopted the following stock ownership guidelines which are applicable to KAR's named executive officers:

Title	Stock Ownership Guideline
CEO	5 times annual base salary
Other Named Executive Officers	3 times annual base salary

The KAR named executive officers must hold 60% of the vested shares, net of taxes, of KAR stock received under awards granted on or after January 1, 2015, until the applicable ownership guideline is met.

Going Forward

We expect to adopt similar stock ownership requirements following the distribution.

EXECUTIVE COMPENSATION

The following tables will be populated in a subsequent amendment to this information statement to provide information regarding the compensation received by our NEOs from KAR for the fiscal year ending December 31, 2018. IAA will include information concerning additional named executive officers in an amendment to the registration statement of which this information statement forms a part.

2018 Summary Compensation Table

The table below contains information concerning the compensation of our chief executive officer as of December 31, 2018. Mr. Johnston, our Chief Financial Officer, is omitted from the following tables as he joined IAA in 2019 and did not receive any compensation from KAR or the Company during the fiscal year ended December 31, 2018.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
John W. Kett Chief Executive Officer

Grants of Plan-Based Awards for Fiscal 2018

The following table summarizes the payouts which our chief executive officer could or may have received upon the achievement of certain performance objectives under the Annual Incentive Program and the grants of PRSUs and RSUs made under the Omnibus Plan in 2018.

Name		Estimated Possible Payouts Under Non- Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Number of Securities Underlying Restricted Stock Units (#) (i)	Grant Date Fair Value Of Stock Awards ($) (j)
	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
John W. Kett

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table summarizes the payouts which our chief executive officer could or may have received upon the achievement of certain performance objectives under the Annual Incentive Program and the grants of PRSUs and RSUs made under the Omnibus Plan in 2018.

	Option Awards			Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
John W. Kett

Option Exercises and Stock Vested During Fiscal 2018

The following table summarizes stock option exercises and the vesting of RSU awards with respect to our chief executive officer in 2018.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John W. Kett

Potential Payments Upon Termination or Change in Control

The amounts in the table below assume that the termination and/or change in control, as applicable, was effective as of December 31, 2018, the last business day of the prior fiscal year, and that our chief executive officer exercised all options and/or received cash in exchange for vested PRSUs and RSUs at such time. The table is merely an illustrative example of the impact of a hypothetical termination of employment or change in control. The amounts that would actually be paid upon a termination of employment can only be determined at the time of such termination, based on the facts and circumstances then prevailing.

Named Executive Officer and Triggering Event	Cash Severance	Non- Equity Incentive Pay	Stock Options	PRSUs	RSUs	Excise Tax Gross-Up	Life Insurance	Total
John W. Kett
• Death
• Disability
• Retirement
• Voluntary / for Cause
• Termination w/o Cause or for Good Reason
• CIC (single trigger)
• Termination after CIC (double trigger)

DIRECTOR COMPENSATION

KAR Practice

KAR uses a combination of cash and stock based incentive compensation to attract and retain independent, qualified candidates to serve on its Board. The Board makes all director compensation determinations for KAR after considering the recommendations of the KAR Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews director compensation annually, assisted periodically by an independent compensation consultant (most recently by ClearBridge in October 2018). Based in part on the independent compensation consultant's most recent review of KAR's director compensation program and those of the 17 companies in KAR's proxy comparator group (also used in executive compensation benchmarking), KAR's Nominating and Corporate Governance Committee recommended, and the Board approved, the following changes to KAR's director compensation program to better align it with market practices: (i) annual stock retainer increased to $130,000, effective June 2019 (and will vest after one year as opposed to one-fourth vesting quarterly); (ii) Audit Committee chair fee increased to $25,000, effective February 2019; and (iii) Audit Committee membership fee of $7,500 implemented, effective February 2019. There previously had been no increases in compensation paid to KAR directors since 2016. In setting director compensation, KAR considered various factors including market comparison studies and trends (such as the most recent review in October 2018), the responsibilities of directors generally, including committee chairs, and the significant amount of time that directors expend in fulfilling their duties. In establishing the non-employee director compensation recommendations, the KAR Nominating and Corporate Governance Committee utilized a balance of cash and equity, with the majority of the compensation delivered through equity grants. Directors who also serve as employees of KAR do not receive payment for service as directors.

Directors Deferred Compensation Plan. KAR's Board adopted the KAR Auction Services, Inc. Directors Deferred Compensation Plan (the “Director Deferred Compensation Plan”) in December 2009. Pursuant to the terms of the Director Deferred Compensation Plan, each non-employee director may elect to defer the receipt of his or her cash director fees into a pre-tax interest-bearing deferred compensation account, which account accrues interest as described in the Director Deferred Compensation Plan. Amounts under the Director Deferred Compensation Plan may also be invested in the same investment choices as are available under KAR's 401(k) plan. Nonemployee directors also may choose to receive all or a portion of their annual stock retainer in the form of a deferred share account. The Director Deferred Compensation Plan provides that the amount of cash in a director's deferred cash account, plus the number of shares of our common stock equal to the number of shares in the director's deferred share account, will be delivered to a director in installments over a specified period or within 60 days following the date of the director's departure from KAR's Board, with cash being paid in lieu of any fractional shares.

Director Stock Ownership And Holding Guidelines. KAR's non-employee directors are subject to KAR's director stock ownership and holding guidelines. The stock holding guideline requires each non-employee director to hold any shares of KAR’s common stock granted by KAR for at least three years post-vesting while serving as a director, subject to certain exceptions approved by KAR's Nominating and Corporate Governance Committee. KAR's stock ownership guideline requires each non-employee director to own a minimum of five times his or her annual cash retainer amount in shares of KAR stock.

Going Forward

We expect to use a combination of cash and equity-based compensation to attract and retain qualified candidates to serve on our Board. In setting director compensation, our Board and Nominating and Governance Committee expect to be guided by similar principles as KAR. Our Board is also expected to adopt stock ownership requirements for non-management directors as well as a director deferred compensation plan that largely resembles KAR's Director Deferred Compensation Plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with KAR

Following the separation and distribution, IAA and KAR will operate separately, each as an independent publicly traded company. IAA will enter into a separation and distribution agreement with KAR. In connection with the separation, IAA also intends to enter into various ancillary agreements to effect the separation and provide a framework for its relationship with KAR after the separation, such as transition services agreements, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between IAA and KAR of KAR’s assets, employees, liabilities and obligations attributable to periods prior to, at and after IAA’s separation from KAR and will govern certain relationships between IAA and KAR after the separation. Forms of the agreements listed above will be filed as exhibits to the registration statement on Form 10 of which this information statement forms a part.

The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which will be incorporated by reference into this information statement when filed.

Separation and Distribution Agreement

IAA and KAR intend to enter into a separation and distribution agreement prior to the distribution of IAA’s common stock to KAR stockholders. The separation and distribution agreement will set forth, among other things, the agreements between IAA and KAR regarding the principal actions to be taken in connection with the separation and distribution. It will also set forth other agreements that govern certain aspects of the relationship between IAA and KAR following the separation and distribution.

Allocation of Assets and Liabilities

The separation and distribution agreement that will be adopted by KAR’s board of directors, together with an internal restructuring plan, will identify the assets and the liabilities to be allocated, assigned, assumed or transferred to KAR and IAA as part of the separation of KAR into two companies, and it will provide for when and how these transfers, assumptions and assignments will occur. To accomplish the separation, KAR will engage in the contribution, in which the assets and liabilities of KAR and its affiliates related primarily to KAR’s salvage auction businesses will be allocated to IAA or its affiliates.

In particular, the separation and distribution agreement, together with the internal restructuring plan, will provide, among other things, that subject to the terms and conditions contained therein, certain assets related primarily to KAR’s salvage auction businesses will be allocated, assigned, assumed or transferred to IAA or its affiliates, including:

•	equity interests in certain KAR affiliates that hold assets relating to KAR’s salvage auction businesses;
•	rights and assets expressly allocated to IAA pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation;
•	office space, auction and storage facilities and other properties described in the section of this information statement captioned “Properties” as well as office equipment, trade fixtures and furnishings at such properties;
•	contracts (or portions thereof) that relate to KAR’s salvage auction businesses;
•	information technology, software and intellectual property exclusively related to KAR’s salvage auction businesses;
•	permits that exclusively relate to KAR’s salvage auction businesses; and
•	other assets that are included in the IAA pro forma balance sheet, which appears in the section entitled “Unaudited Pro Forma Consolidated Financial Statements.”

The separation and distribution agreement, together with the internal restructuring plan, will also provide that certain liabilities related to KAR’s salvage auction businesses, or to the assets listed above, will be allocated to, assumed by or transferred to IAA or its affiliates, and that all of the assets and liabilities of KAR (including whether accrued, contingent, or otherwise) other than those listed above will be retained by KAR or its affiliates.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither IAA nor KAR will make any representation or warranty as to the assets, business or liabilities allocated, assigned, assumed or transferred as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets allocated, assigned, assumed or transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either IAA or KAR, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be allocated, assigned, assumed or transferred on an “as is,” “where is” basis and the respective party to which those assets will be allocated, assigned, assumed or transferred will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in such party good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approval are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement and the related internal restructuring plan, unless the context otherwise requires. The separation and distribution agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to IAA or KAR, as applicable, does not occur prior to the distribution date, then until such assets or liabilities are able to be transferred or assigned, IAA or KAR, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse IAA or KAR, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

Cash Distribution

The separation and distribution agreement will provide that, prior to the distribution, IAA will make a cash distribution of approximately $          to KAR, funded primarily by third-party indebtedness that IAA will incur prior to the date of the distribution. For information relating to IAA’s debt financing, see “Description of Indebtedness.” The completion of the cash distribution will be a condition to the consummation of the distribution under the separation and distribution agreement.

The Distribution

The separation and distribution agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, KAR will distribute to its stockholders that hold shares of KAR common stock as of the record date for the distribution all of the issued and outstanding shares of IAA’s common stock on a pro rata basis.

Conditions to the Distribution

The separation and distribution agreement will provide that the distribution will be subject to the satisfaction (or waiver by KAR) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” KAR has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.

Non-Compete

The separation and distribution agreement will contain a covenant not to compete, prohibiting IAA and its affiliates from engaging in certain activities for a period of time following the distribution date and within certain territories to be agreed on in the separation and distribution agreement. The specific terms of the covenant not to compete will be identified in a subsequent amendment to the registration statement of which this information statement forms a part.

Claims

In general, each party to the separation and distribution agreement will be allocated or assume liability for all pending, threatened and unasserted legal matters related to its own business or its allocated, assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such allocated, assumed or retained legal matters.

Releases

The separation and distribution agreement will provide that IAA and its affiliates will release and discharge KAR and its affiliates from all liabilities allocated to or assumed by IAA and its affiliates as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to KAR’s salvage auction businesses, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation and distribution agreement. KAR and its affiliates will release and discharge IAA and its affiliates from all liabilities allocated to or retained by KAR and its affiliates as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to KAR’s businesses other than KAR’s salvage auction businesses, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation and distribution agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the distribution date, which agreements include, but are not limited to, the separation and distribution agreement, the transition services agreements, the tax matters agreement, the employee matters agreement and certain other agreements.

Indemnification

In the separation and distribution agreement, IAA will agree to indemnify, defend and hold harmless KAR, each of its affiliates and each of their respective directors, officers, employees and agents, from and against all liabilities relating to, arising out of or resulting from:

•	the liabilities and obligations expressly allocated to or assumed by IAA under the separation and distribution agreement or the internal restructuring plan, including any failure of IAA or any other person to pay, perform or otherwise promptly discharge any such liability or obligation in accordance with their respective terms, whether prior to, at or after the distribution;
•	any breach by IAA or its affiliates of the separation and distribution agreement or any of the ancillary agreements;
•	except to the extent expressly allocated to or retained or assumed by KAR, any guarantee, indemnification or contribution obligation for the benefit of IAA or its affiliates by KAR or its affiliates that survives the distribution;
•	the ownership or operation of IAA’s business from and after the completion of the separation and distribution; or
•	any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the registration statement of which this information statement forms a part, or in this information statement (as amended or supplemented).

In the separation and distribution agreement, KAR will agree to indemnify, defend and hold harmless IAA, each of its affiliates and each of its respective directors, officers, employees and agents from and against all liabilities relating to, arising out of or resulting from:

•	the liabilities and obligations expressly allocated to or retained or assumed by KAR under the separation and distribution agreement or the internal restructuring plan, including any failure of KAR or any other person to pay, perform, or otherwise promptly discharge any such liability or obligation in accordance with their respective terms whether prior to, at, or after the distribution;
•	any breach by KAR or its affiliates of the separation and distribution agreement or any of the ancillary agreements;

•	except to the extent expressly allocated to or assumed by IAA, any guarantee, indemnification or contribution obligation for the benefit of KAR or its affiliates by IAA or its affiliates that survives the distribution;
•	the ownership or operation of KAR’s business from and after the completion of the separation and distribution; or
•	any untrue statement or alleged untrue statement or omission or alleged omission of a material fact made explicitly in KAR’s name in the registration statement of which this information statement forms a part, or in this information statement (as amended or supplemented).

The separation and distribution agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Insurance

The separation and distribution agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims.

Further Assurances

In addition to the actions specifically provided for in the separation and distribution agreement, except as otherwise set forth therein or in any ancillary agreement, both IAA and KAR will agree in the separation and distribution agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

Dispute Resolution

The separation and distribution agreement will also contain provisions that will govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between IAA and KAR related to the separation or distribution.

Expenses

Except as expressly set forth in the separation and distribution agreement or in any ancillary agreement, all costs and expenses incurred in connection with the separation and distribution, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution, incurred (i) on or prior to the distribution date will be paid by KAR and (ii) after the distribution date will be borne by the party incurring such costs and expenses.

Other Matters

Other matters governed by the separation and distribution agreement will include access to financial and other information, confidentiality and access to and provision of records.

Termination

The separation and distribution agreement will provide that it may be terminated, and the distribution may be modified or abandoned, at any time prior to the distribution date in the sole and absolute discretion of KAR without the approval of any person, including IAA and KAR’s stockholders. In the event of a termination of the separation and distribution agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party. After the distribution date, the separation and distribution agreement may not be terminated except by an agreement in writing signed by both KAR and IAA.

Transition Services Agreements

KAR and IAA will enter into one or more transition services agreements prior to the distribution pursuant to which KAR and its subsidiaries and IAA and its subsidiaries will provide, on an interim, transitional basis, various services to each other. The services to be provided will include information technology, accounts payable, payroll, and other financial functions and administrative services.

Tax Matters Agreement

IAA and KAR intend to enter into a tax matters agreement prior to the distribution that will generally govern IAA and KAR’s respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the separation, the distribution or certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes for any tax period ending on or before the distribution date, as well as tax periods beginning after the distribution date.

In addition, the tax matters agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the contribution, the distribution and certain related transactions. The tax matters agreement will also provide special rules that allocate tax liabilities in the event the separation, the distribution, or certain related transactions fail to qualify as tax-free for U.S. federal income tax purposes.

Employee Matters Agreement

KAR and IAA will enter into an employee matters agreement prior to the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement will provide that, unless otherwise specified, KAR will be responsible for liabilities associated with employees who will be employed by KAR following the separation, former employees whose last employment was with the KAR businesses and certain specified current and former corporate employees, and IAA will be responsible for liabilities associated with employees who will be employed by IAA following the separation, former employees whose last employment was with the IAA businesses and certain specified current and former corporate employees.

Procedures for Approval of Transactions with Related Persons

Our Board is expected to adopt a written related person transactions policy, pursuant to which the Company will review relationships and transactions in which the Company, or one of its business units, and its directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest.

DESCRIPTION OF INDEBTEDNESS

The following summary sets forth information based on our current expectations about the financing arrangements anticipated to be entered into prior to the separation. However, we have not yet entered into commitments for the entirety of the financing necessary to consummate the separation and the terms of such financing are subject to negotiation; accordingly, the final terms of such financing arrangements have not yet been determined, remain under discussion and are subject to change, including as a result of market conditions.

Senior Secured Credit Facilities

In connection with the separation, we intend to enter into a credit agreement (the “Credit Agreement”) that will, among other things, provide for: (i) a seven-year term loan facility (the “Term Loan Facility”) and (ii) a five-year revolving credit facility (the “Revolving Credit Facility”, and together with the Term Loan Facility, the “Senior Secured Credit Facilities”).

The Senior Secured Credit Facilities are anticipated to be guaranteed, jointly and severally, by certain of our wholly owned domestic subsidiaries (the “Guarantors”) and are expected to be secured by substantially all of our and the Guarantors’ assets, in each case, subject to certain exceptions to be agreed.

The Credit Agreement is expected to contain customary covenants including, among others, limitations on incurrence of indebtedness, liens, dispositions, mergers and acquisitions, restricted payments, investments and transactions with affiliates, subject, in each case, to certain exceptions to be agreed. We also anticipate that the Credit Agreement will contain customary events of default.

Notes

On or prior to the consummation of the separation, we expect to issue senior unsecured notes (the “Notes”) with a term of           years in a total aggregate principal amount of up to approximately $       million. We anticipate that the Notes will be guaranteed on a senior unsecured basis by our existing and future subsidiaries that also guarantee our Senior Secured Credit Facilities. The Notes are expected to contain covenants that, among other things, restrict our and our restricted subsidiaries’ ability to pay dividends on or make other distributions in respect of equity interests or make other restricted payments, make certain investments, incur or guarantee additional indebtedness, create liens on certain assets to secure debt, sell certain assets, consummate certain mergers or consolidations or sell all or substantially all assets, or designate subsidiaries as unrestricted. The Notes are also expected to contain customary provisions regarding optional redemption and events of default, which events of default may include, among others, non-payment of principal, interest or premium, failure to comply with covenants, and certain bankruptcy or insolvency events.

Nothing in this information statement should be construed as an offer to sell, or the solicitation of an offer to buy, the Notes or any other securities. The foregoing description and the other information in this information statement regarding the potential offering of Notes is included in this information statement solely for informational purposes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of IAA’s common stock will be owned beneficially and of record by KAR. Following the distribution, IAA expects to have outstanding an aggregate of approximately                million shares of common stock based upon approximately           shares of KAR common stock outstanding on               , 2019, excluding treasury shares and assuming no exercise of KAR options.

Security Ownership of Certain Beneficial Owners

The following table reports the number of shares of IAA common stock that IAA expects will be beneficially owned, immediately following the completion of the distribution, by each person who will beneficially own more than five percent of IAA’s common stock. The table is based upon information available as of May 10, 2019 as to those persons who beneficially own more than five percent of KAR’s common stock and an assumption that, for every one KAR common stock held by such persons, they will receive one share of IAA common stock.

Name of Beneficial Owner	Shares of IAA’s Common Stock to be Beneficially Owned Upon the Distribution	Percent of Class
The Vanguard Group(1)	13,295,682	9.98%
T. Rowe Price Associates, Inc.(2)	8,391,117	6.30%
BlackRock, Inc.(3)	7,337,570	5.51%

* Less than one percent

(1)	Based solely on information disclosed in a Schedule 13G/A filed by The Vanguard Group on March 11, 2019. According to this Schedule 13G/A, The Vanguard Group has sole voting power with respect to 73,904 shares, sole dispositive power with respect to 13,218,488 shares, shared voting power with respect to 16,581 shares and shared dispositive power with respect to 77,194 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.
(2)	Based solely on information disclosed in a Schedule 13G/A filed by T. Rowe Price Associates, Inc. on February 14, 2019. According to this Schedule 13G/A, T. Rowe Price Associates, Inc. has sole voting power with respect to 3,132,887 shares, sole dispositive power with respect to 8,391,117 shares, and no shared voting or dispositive power. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.
(3)	Based solely on information disclosed in a Schedule 13G filed by BlackRock, Inc. on February 8, 2019. According to this Schedule 13G, BlackRock, Inc. has sole voting power with respect to 6,596,193 shares, sole dispositive power with respect to 7,337,570 shares, and no shared voting or dispositive power. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

Stock Ownership of Executive Officers and Directors

The following table sets forth information, immediately following the completion of the separation calculated as of May 10, 2019, based upon the distribution of one share of IAA common stock for every one share of KAR common stock, regarding (1) each expected director, director nominee and named executive officer of IAA and (2) all of IAA’s expected directors and executive officers as a group. The address of each director, director nominee and executive officer shown in the table below is c/o IAA Spinco Inc., Attention: General Counsel, Two Westbrook Corporate Center, Suite 500, Westchester, Illinois 60154. IAA will include information concerning additional executive officers and directors in an amendment to the registration statement of which this information statement forms a part.

Name of Beneficial Owner	Shares of IAA’s Common Stock to be Beneficially Owned Upon the Distribution(1)	Percent of Class(2)
John W. Kett
Lynn Joliffe	14,280	*
John P. Larson	10,971	*
Vance C. Johnston
Directors and executive officers as a group ( )
*	Less than one percent
(1)	The number of shares includes shares of our common stock subject to vesting requirements and options exercisable within 60 days of April 11, 2019.
(2)	Shares subject to options exercisable within 60 days of April 11, 2019 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others.

DESCRIPTION OF CAPITAL STOCK

IAA’s certificate of incorporation and by-laws will be amended and restated prior to the separation. The following is a summary of the material terms of IAA’s capital stock that will be contained in the amended and restated certificate of incorporation and by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the by-laws to be in effect at the time of the distribution, which you must read for complete information on IAA’s capital stock as of the time of the distribution. Prior to the effectiveness of the registration statement of which this information statement forms a part, the certificate of incorporation and by-laws, each in a form expected to be in effect at the time of the distribution, will be filed as exhibits to the registration statement in accordance with the rules and regulations of the SEC. IAA will include its amended and restated certificate of incorporation and by-laws, as in effect at the time of the distribution, in a current report on Form 8-K filed with the SEC. The summaries and descriptions below do not purport to be complete statements of the General Corporation Law of the State of Delaware.

General

IAA’s authorized capital stock consists of               shares of common stock, par value $0.01 per share, and                shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. The Board may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, IAA expects that approximately                shares of its common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.

Common Stock

IAA will have one class of common stock. All holders of IAA’s common stock are entitled to the same rights and privileges, as described below.

Voting Rights. Each holder of IAA’s common stock will be entitled to one vote for each share on all matters submitted to a vote of the holders of IAA’s common stock, voting together as a single class, including the election of directors. IAA’s stockholders will not have cumulative voting rights in the election of directors. Directors standing for election at an annual meeting of stockholders, or any special meeting of stockholders called for the purpose of electing directors, will be elected by a majority of the votes cast in an uncontested election.

Dividends. Subject to the prior rights of holders of preferred stock, holders of IAA’s common stock will be entitled to receive dividends, if any, as may be declared from time to time by our Board.

Other Rights. Holders of IAA’s common stock will have no preemptive, subscription, redemption or conversion rights. All of IAA’s outstanding shares of common stock are, and the shares of common stock to be issued will be, fully paid and non-assessable.

Liquidation and Dissolution. Subject to the prior rights of IAA’s creditors and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock, in the event of our liquidation, dissolution or winding up, holders of IAA’s common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

As of the date of this information statement, there is no public market for IAA’s common stock. As of May 10, 2019, IAA had 100 shares of common stock outstanding and one holder of record of common stock, which is KAR.

Preferred Stock

Under IAA’s amended and restated certificate of incorporation, the Board will be authorized, subject to limitations prescribed by the General Corporation Law of the State of Delaware (the “DGCL”), and by IAA’s amended and restated certificate of incorporation, to issue up to               shares of preferred stock, par value $0.01 per share, in one or more series. The Board will have the authority, without further action by the holders of IAA’s common stock, subject to limitations prescribed by the DGCL and by IAA’s amended and restated certificate of incorporation, to issue preferred stock and fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible into, or exchangeable for shares of any other class or classes of capital stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of IAA’s common stock;
•	diluting the voting power of IAA’s common stock or providing that holders of preferred stock have the right to vote on matters as a class;
•	impairing the liquidation rights of IAA’s common stock; or
•	delaying or preventing a change of control of IAA.

Anti-Takeover Effects of Various Provisions of Delaware Law and IAA’s Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Provisions of the DGCL and IAA’s amended and restated certificate of incorporation and by-laws could make it more difficult to acquire IAA by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of IAA to first negotiate with the Board. IAA believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. IAA will elect in its amended and restated certificate of incorporation whether to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination”, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Certain other provisions of IAA’s amended and restated certificate of incorporation and by-laws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for IAA’s shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of the Board. These provisions are meant to encourage persons interested in acquiring control of IAA to first consult with the Board to negotiate terms of a potential business combination or offer. IAA believes that these provisions protect against an unsolicited proposal for a takeover of IAA that might affect the long-term value of IAA’s stock or that may be otherwise unfair to its stockholders.

Size of Board and Vacancies. IAA’s amended and restated certificate of incorporation will provide that the number of directors on the Board will be fixed exclusively by the Board. Subject to the terms of any one or more classes or series of preferred stock, any vacancy on the Board resulting from any increase in the authorized number of directors will be filled by a majority of the Board then in office, provided that a quorum is present. Any other vacancy occurring on the Board will be filled by a majority of the Board then in office, even if less than a quorum, or by a sole remaining director. The right of stockholders to fill vacancies on the Board is specifically denied. Any director elected to fill a vacancy on the Board not resulting from an increase in the number of directors will have the same remaining term as that of his or her predecessor.

Special Stockholder Meetings. IAA’s amended and restated certificate of incorporation will provide that special meetings of IAA stockholders may be called at any time only by the chief executive officer or the Board pursuant to a Board resolution duly adopted by a majority of the total number of authorized directors then in office. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. IAA’s amended and restated certificate of incorporation and by-laws will expressly eliminate the right of IAA’s stockholders to act by written consent. Stockholder action must take place at an annual or a special meeting of IAA stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. IAA’s amended and restated by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Board or a committee of the Board.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. IAA’s amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock. The authority that the Board will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of IAA through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and IAA’s amended and restated certificate of incorporation will include such an exculpation provision. IAA’s amended and restated certificate of incorporation and by-laws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of IAA, or for serving at IAA’s request as a director or officer or another position at another corporation or enterprise, as the case may be. IAA’s amended and restated certificate of incorporation and by-laws will also provide that IAA must indemnify and advance reasonable expenses to IAA’s directors and officers, subject to IAA’s receipt of an undertaking from the indemnified party as may be required under the DGCL. IAA’s amended and restated certificate of incorporation will expressly authorize IAA to carry directors’ and officers’ insurance to protect IAA, its directors, officers and certain employees for some liabilities.

IAA’s amended and restated certificate of incorporation and amended and restated by-laws will provide that IAA’s directors will not be personally liable to IAA or its stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to IAA or its stockholders;
•	intentional misconduct or a knowing violation of law;
•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or
•	any transaction from which the director derives an improper personal benefit.

The limitation of liability and indemnification provisions that will be in IAA’s amended and restated certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against IAA’s directors and officers, even though such an action, if successful, might otherwise benefit IAA and its stockholders. However, these provisions will not limit or eliminate IAA’s rights, or those of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, IAA pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any IAA directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

IAA’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. IAA may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of IAA by means of a proxy contest, tender offer, merger or otherwise.

Listing

IAA has applied to have its shares of common stock listed on the NYSE under the symbol “IAA.”

Sale of Unregistered Securities

On               , IAA issued 100 shares of its common stock to KAR pursuant to Section 4(2) of the Securities Act. IAA did not register the issuance of the issued shares under the Securities Act because such issuances did not constitute public offerings.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for IAA’s common stock will be AST.

WHERE YOU CAN FIND MORE INFORMATION

IAA has filed a registration statement on Form 10 with the SEC with respect to the shares of IAA common stock being distributed as contemplated by this information statement. This information statement forms a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to IAA and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, IAA will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

IAA intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. IAA has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

All other financial statement schedules have been omitted because they are not applicable, the required matter is not present, or the required information has been otherwise supplied in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
KAR Auction Services, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Insurance Auto Auctions, Inc. and subsidiaries (the Company) as of December 30, 2018 and December 31, 2017, the related consolidated statements of income, comprehensive income, parent equity, and cash flows for each of the years in the three-year period ended December 30, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2018 and December 31, 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 30, 2018, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2018, the Company has changed its method of accounting for revenue from contracts with customers due to the adoption of Financial Accounting Standards Board Accounting Standard Codification Topic 606, Revenue from Contracts with Customers.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.
Indianapolis, Indiana
March 5, 2019

Insurance Auto Auctions, Inc.
Consolidated Statements of Income
(In millions)

	Fiscal Year ended December 30, 2018	Fiscal Year ended December 31, 2017	Fiscal Year ended January 1, 2017
Operating revenues	$1,326.8	$1,219.2	$1,098.0
Operating expenses
Cost of services (exclusive of depreciation and amortization)	821.2	778.1	708.3
Selling, general and administrative	123.8	113.3	110.5
Depreciation and amortization	97.4	93.1	87.9
Total operating expenses	1,042.4	984.5	906.7
Operating profit	284.4	234.7	191.3
Interest expense	38.7	38.6	38.6
Other income, net	(0.5)	(0.9)	(0.6)
Income before income taxes	246.2	197.0	153.3
Income taxes	62.5	35.6	58.4
Net income	$183.7	$161.4	$94.9

See accompanying notes to consolidated financial statements

Insurance Auto Auctions, Inc.
Consolidated Statements of Comprehensive Income
(In millions)

	Fiscal Year ended December 30, 2018	Fiscal Year ended December 31, 2017	Fiscal Year ended January 1, 2017
Net income	$183.7	$161.4	$94.9
Other comprehensive income (loss)
Foreign currency translation gain (loss)	(1.7)	7.1	(2.0)
Comprehensive income	$182.0	$168.5	$92.9

See accompanying notes to consolidated financial statements

Insurance Auto Auctions, Inc.
Consolidated Balance Sheets
(In millions)

	December 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$60.0	$33.1
Trade receivables, net of allowances of $3.3 and $2.1	311.0	302.9
Prepaid consigned vehicle charges	48.5	48.0
Other current assets	34.0	30.8
Total current assets	453.5	414.8
Other assets
Goodwill	530.2	533.6
Customer relationships, net of accumulated amortization of $286.7 and $262.8	74.8	101.6
Other intangible assets, net of accumulated amortization of $148.2 and $130.7	86.1	85.8
Other assets	10.4	8.6
Total other assets	701.5	729.6
Property and equipment, net of accumulated depreciation of $389.2 and $342.5	345.2	290.0
Total assets	$1,500.2	$1,434.4

Liabilities and Equity
Current liabilities
Accounts payable	$129.0	$114.3
Accrued employee benefits and compensation expenses	29.6	25.4
Other accrued expenses	53.6	39.7
Income taxes payable	2.2	0.4
Current maturities of long-term debt	456.6	456.6
Total current liabilities	671.0	636.4
Noncurrent liabilities
Long-term debt	—	—
Deferred income tax liabilities	63.1	67.2
Deferred rent	186.8	143.6
Other liabilities	16.1	15.9
Total noncurrent liabilities	266.0	226.7
Commitments and contingencies (Note 11)
Parent Equity
Net parent investment	576.2	582.6
Accumulated other comprehensive loss	(13.0)	(11.3)
Total parent equity	563.2	571.3
Total liabilities and equity	$1,500.2	$1,434.4

See accompanying notes to consolidated financial statements

Insurance Auto Auctions, Inc.
Consolidated Statements of Parent Equity
(In millions)

	Total	Net Parent Investment	Accumulated Other Comprehensive Loss
Balance at December 27, 2015	$486.1	$502.5	$(16.4)
Net income	94.9	94.9	—
Foreign currency translation adjustments	(2.0)	—	(2.0)
Stock-based compensation expense	2.5	2.5	—
Excess tax benefit from stock-based compensation	2.9	2.9	—
Net transfer to parent and affiliates	(36.6)	(36.6)	—
Balance at January 1, 2017	547.8	566.2	(18.4)
Net income	161.4	161.4	—
Foreign currency translation adjustments	7.1	—	7.1
Stock-based compensation expense	3.8	3.8	—
Net transfer to parent and affiliates	(148.8)	(148.8)	—
Balance at December 31, 2017	571.3	582.6	(11.3)
Net income	183.7	183.7	—
Cumulative effect adjustment for adoption of ASC Topic 606, net of tax	(3.0)	(3.0)	—
Foreign currency translation adjustments	(1.7)	—	(1.7)
Stock-based compensation expense	3.8	3.8	—
Net transfer to parent and affiliates	(190.9)	(190.9)	—
Balance at December 30, 2018	$563.2	$576.2	$(13.0)

See accompanying notes to consolidated financial statements

Insurance Auto Auctions, Inc.
Consolidated Statements of Cash Flows
(In millions)

	Fiscal Year ended December 30, 2018	Fiscal Year ended December 31, 2017	Fiscal Year ended January 1, 2017
Operating activities
Net income	$183.7	$161.4	$94.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97.4	93.1	87.9
Provision for credit losses	2.2	0.6	1.5
Deferred income taxes	(2.9)	(21.2)	(2.3)
Stock-based compensation	3.8	3.8	2.5
(Gain) loss on disposal of fixed assets	(0.7)	(0.5)	0.1
Deferred rent	0.7	1.0	(0.6)
Changes in operating assets and liabilities, net of acquisitions:
Trade receivables and other assets	(9.3)	(60.8)	(60.7)
Accounts payable and accrued expenses	15.0	23.9	(11.1)
Net cash provided by operating activities	289.9	201.3	112.2
Investing activities
Acquisition of businesses (net of cash acquired)	—	(0.9)	(1.3)
Purchases of property, equipment and computer software	(66.7)	(54.9)	(42.0)
Proceeds from the sale of property and equipment	0.6	0.7	—
Net cash used by investing activities	(66.1)	(55.1)	(43.3)
Financing activities
Net increase in book overdrafts	11.7	9.9	0.3
Payments on capital leases	(15.9)	(16.9)	(13.8)
Net transfers to parent and affiliates	(190.9)	(148.8)	(36.6)
Net cash used by financing activities	(195.1)	(155.8)	(50.1)
Effect of exchange rate changes on cash	(1.8)	0.9	(1.4)
Net increase (decrease) in cash and cash equivalents	26.9	(8.7)	17.4
Cash and cash equivalents at beginning of period	33.1	41.8	24.4
Cash and cash equivalents at end of period	$60.0	$33.1	$41.8

See accompanying notes to consolidated financial statements

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

Note 1—Basis of Presentation

On February 27, 2018, KAR Auction Services, Inc. (“KAR” or “Parent”), a Delaware corporation, announced a plan to pursue the separation of its salvage auction business into a separate public company, IAA Spinco Inc. (“IAA” or “the Company”), through a spin-off. Among other conditions, the planned spin-off is subject to approval by KAR’s Board of Directors and the effectiveness of a registration statement on Form 10 relating to the spin-off filed with the Securities and Exchange Commission. Upon completion of the spin-off, IAA will operate its business as an independent, publicly traded company.

IAA is a leading, national provider of salvage vehicle auctions and related services in North America. The salvage auctions facilitate the remarketing of damaged vehicles that are designated as total losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made, purchased vehicles and older model vehicles donated to charity or sold by dealers in salvage auctions. The salvage auction business specializes in providing services such as inbound transportation logistics, inspections, evaluations, salvage recovery services, titling and settlement administrative services.

We currently operate 179 sites across the United States and Canada; in addition, we offer online marketplaces for salvage vehicles. IAA also includes HBC Vehicle Services Limited (“HBC”), which operates from 14 locations in the United Kingdom. Our auctions facilitate the sale of salvage vehicles through physical, online or hybrid platforms, which permit Internet buyers to participate in physical marketplaces. IAA facilitates the exchange of these vehicles through an auction marketplace, which aligns sellers and buyers. As an agent for customers, the Company generally does not take title to or ownership of vehicles sold at the auctions. Generally, fees are earned from the seller and buyer on each successful auction transaction in addition to fees earned for ancillary services.

Throughout the periods covered by these consolidated financial statements, IAA operated as a reportable segment within KAR. The accompanying consolidated financial statements have been prepared from KAR’s historical accounting records and are presented on a standalone basis as if the operations had been conducted independently from KAR. Accordingly, KAR and its subsidiaries, net investment in these operations (Parent Equity) is shown in lieu of stockholder’s equity in the consolidated financial statements. The consolidated financial statements include the historical operations, assets, and liabilities of the legal entities that are considered to comprise IAA. The historical results of operations, financial position and cash flows of IAA represented in the consolidated financial statements may not be indicative of what they would have been had IAA actually been a separate standalone entity during such periods, nor are they necessarily indicative of IAA’s future results of operations, financial position and cash flows.

IAA is comprised of certain standalone legal entities for which discrete financial information is available. The consolidated statements of income include all revenues and costs directly attributable to IAA, including costs for functions and services used by IAA. Certain shared costs have been directly charged to IAA based on specific identification or other allocation methods. The results of operations also include allocations of costs for administrative functions and services performed on behalf of IAA by centralized staff groups within KAR. As more fully described in Note 9 − Income Taxes, current and deferred income taxes and related tax expense have been determined based on the standalone results of IAA by applying Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes, to the IAA operations in each country as if it were a separate taxpayer (i.e., following the separate return methodology). Allocation methodologies were applied to certain shared costs to allocate amounts to IAA as discussed further in Note 12 − Relationship with Parent and Related Entities.

All charges and allocations of cost for functions and services performed by KAR organizations have been deemed paid by IAA to KAR, in cash, in the period in which the cost was recorded in the consolidated statements of income. Allocations to IAA of current income taxes payable are deemed to have been remitted, in cash, to KAR in the period the related tax expense was recorded. Allocations of current income taxes receivable are deemed to have been remitted to IAA, in cash, by KAR in the period to which the receivable applies only to the extent that a refund of such taxes could have been recognized by IAA on a standalone basis under the law of the relevant taxing jurisdiction.

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

KAR uses a centralized approach to cash management and financing its operations, including the operations of IAA. Accordingly, none of KAR’s corporate cash and cash equivalents has been allocated to IAA in these consolidated financial statements. Transactions between KAR and IAA are accounted for through Net Parent Investment. See Note 12 − Relationship with Parent and Related Entities, for a further description of related party transactions between KAR and IAA.

All of the allocations and estimates in these consolidated financial statements are based on assumptions that management of KAR and IAA believe are reasonable. However, the consolidated financial statements included herein may not be indicative of the financial position, results of operations and cash flows of IAA in the future or if IAA had been a separate, standalone entity during the periods presented.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of IAA and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated. All significant intercompany transactions with KAR are deemed to have been paid in the period the cost was incurred.

Fiscal Periods

Fiscal year 2018 consisted of 52 weeks and ended on December 30, 2018. Fiscal year 2017 consisted of 52 weeks and ended on December 31, 2017. Fiscal year 2016 consisted of 53 weeks and ended on January 1, 2017. The additional week in 2016 occurred in the fourth quarter.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates based in part on assumptions about current, and for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Although the current estimates contemplate current conditions and expected future changes, as appropriate, it is reasonably possible that future conditions could differ from these estimates, which could materially affect our results of operations and financial position. Among other effects, such changes could result in future impairments of goodwill, intangible assets and long-lived assets, additional allowances on accounts receivable and changes in litigation and other loss contingencies.

Business Segments

Our operations are grouped into three operating segments: United States, Canada and United Kingdom. Operations are measured through detailed budgeting and monitoring of contributions to consolidated income by each operating segment. We have one reportable business segment.

Foreign Currency Translation

The local currency is the functional currency for each of our foreign entities. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated using the exchange rates in effect at year end. Foreign currency transaction gains and losses are included in the consolidated statements of income within “Other income, net” and resulted in a loss of $0.2 million for the fiscal year ended December 30, 2018, a gain of $0.4 million for the fiscal year ended December 31, 2017 and a loss of less than $0.1 million for the fiscal year ended January 1, 2017. Adjustments arising from the translation of net assets located outside the United States (gains and losses) are shown as a component of “Accumulated other comprehensive income.”

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

Receivables

Trade receivables include the unremitted purchase price of vehicles purchased by third parties at the auctions, fees to be collected from those buyers and amounts due for services provided by us related to certain consigned vehicles in our possession, including advance charges paid on the seller’s behalf. The amounts due with respect to the consigned vehicles are generally deducted from the sales proceeds upon the eventual auction or other disposition of the related vehicles.

Due to the nature of our business, substantially all trade receivables are due from salvage buyers and insurance companies. We have possession of vehicles or vehicle titles collateralizing a significant portion of the trade receivables.

Trade receivables are reported net of an allowance for doubtful accounts. The allowances for doubtful accounts is based on management’s evaluation of the receivables portfolio under current conditions, the volume of the portfolio, review of specific collection issues and such other factors which in management’s judgment deserve recognition in estimating losses.

Prepaid Consigned Vehicle Charges

Prepaid consigned vehicle charges include the inbound tow, titling costs and enhancement charges associated with a consigned vehicle. These prepaid charges are recorded in cost of services at the date the vehicle is sold and revenue is recognized.

Other Current Assets

Other current assets consist of inventories, prepaid expenses and taxes receivable. The inventories, which consist of vehicles, are accounted for on the specific identification method and are stated at the lower of cost or net realizable value.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets of businesses acquired. Goodwill is tested for impairment annually in the second quarter, or more frequently as impairment indicators arise. ASC 350, Intangibles—Goodwill and Other, permits an entity to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the two-step goodwill impairment model. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. The quantitative assessment for goodwill impairment is a two-step test. Under the first step, the fair value of each reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with ASC 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

Customer Relationships and Other Intangible Assets

Customer relationships are amortized on a straight-line basis over the life determined at the time of acquisition. Other intangible assets generally consist of tradenames, computer software and non-compete agreements, which if amortized, are amortized using the straight-line method over their estimated useful lives. Tradenames with indefinite lives are not amortized. Costs incurred related to software developed or obtained for internal use are capitalized during the application development stage of software development and amortized over their estimated useful lives. The non-compete agreements are amortized over the life of the agreements. The amortization periods of finite-lived intangible assets are re-evaluated periodically when facts and circumstances indicate that revised estimates of useful lives may be warranted. Indefinite-lived tradenames are assessed for impairment, in accordance with ASC 350, annually in the second quarter or more frequently as impairment indicators arise. At the end of each assessment, a determination is made as to whether the tradenames still have an indefinite life.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates intended to depreciate the costs of assets over their estimated useful lives. Upon retirement or sale of property and equipment, the cost of the disposed assets and related accumulated depreciation is removed from the accounts and any resulting gain or loss is credited or charged to selling, general and administrative expenses. Expenditures for normal repairs and maintenance are charged to expense as incurred. Additions and expenditures for improving or rebuilding existing assets that extend the useful life are capitalized. Leasehold improvements made either at the inception of the lease or during the lease term are amortized over the shorter of their economic lives or the lease term including any renewals that are reasonably assured.

Other Assets

Other assets consist of below market leases, deposits and other long-term assets.

Long-Lived Assets

Management reviews our property and equipment, customer relationships and other intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. If the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, a loss is recognized in the period to the extent that the carrying amount exceeds the fair value of the asset. The impairment analysis is based on our current business strategy, expected growth rates and estimated future economic and regulatory conditions.

Accounts Payable

Accounts payable include amounts due to sellers from the proceeds of the sale of their consigned vehicles less any fees, as well as trade payables and outstanding checks to sellers and vendors. Book overdrafts, representing outstanding checks in excess of funds on deposit, are recorded in “Accounts payable” and amounted to $60.4 million and $48.7 million at December 30, 2018 and December 31, 2017, respectively.

Self-Insurance Reserves

We self-insure our employee medical benefits, as well as a portion of our automobile, general liability and workers’ compensation claims. We have insurance coverage that limits the exposure on individual claims. The cost of the insurance is recognized as expense over the contract periods. Utilizing historical claims experience, we record an accrual for the claims related to our employee medical benefits, automobile, general liability and workers’ compensation claims based upon the expected amount of all such claims, which includes the cost of

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

claims that have been incurred but not reported. Accrued medical benefits and workers’ compensation expenses are included in “Accrued employee benefits and compensation expenses” while accrued automobile and general liability expenses are included in “Other accrued expenses.”

Environmental Liabilities

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in “Other accrued expenses” at undiscounted amounts and exclude claims for recoveries from insurance or other third parties.

Long-Term Debt

At December 30, 2018 and December 31, 2017, IAA’s intercompany debt with KAR was $456.6 million. This debt was comprised of three promissory notes, payable on demand, with a weighted average interest rate of 8.27%. In addition, IAA had outstanding letters of credit in the aggregate amount of $2.0 million and $2.1 million at December 30, 2018 and December 31, 2017, respectively, which reduce the amount available for borrowings under KAR’s revolving credit facility.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded the revenue recognition requirements in ASC 605, Revenue Recognition. The new guidance provides clarification on the recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Topic 606 also requires additional disclosures to help financial statement users better understand the nature, amount, timing and uncertainty of revenue that is recognized. In preparation for the adoption of Topic 606, we assessed our contracts with customers, evaluated our revenue streams and compared current accounting practices to those required under the new standard. As a result of these efforts, we identified certain impacts to the presentation and timing of revenue recognition for a contract liability (deferred revenue) related to a material right associated with certain volume-related rebates. We have implemented the appropriate changes to our processes and controls to support recognition and disclosure under Topic 606.

We adopted Topic 606 in the first quarter of 2018 using the modified retrospective transition method and recognized the cumulative effect of initially applying the new standard as a decrease of $3.0 million to the opening balance of net parent investment. Prior periods have not been retrospectively adjusted.

There were no material contract assets, contract liabilities or deferred contract costs recorded on the consolidated balance sheet as of December 30, 2018. For each of our primary revenue streams, cash flows are consistent with the timing of revenue recognition.

For the fiscal year ended December 30, 2018, revenue recognized from performance obligations related to prior periods was not material. Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less and contracts where revenue is recognized as invoiced, is not material.

Revenue is recognized when control of the promised goods or services are transferred to customers in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company generates its revenues from contracts with customers. In contracts with multiple performance obligations, the Company identifies each performance obligation and evaluates whether the performance obligations are distinct within the context of the contract at contract inception. Performance obligations that are not distinct at contract inception are combined. The Company allocates the transaction price to each distinct performance obligation proportionately based on the estimated standalone selling price for each performance obligation. The Company then determines how the goods or services are transferred to the customer in order to determine the timing of revenue recognition.

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

The performance obligation contained within the IAA auction contracts for sellers is facilitating the remarketing of salvage vehicles, including the inbound tow, processing, storage, titling, enhancing and sale at auction. The remarketing performance obligation is satisfied at the point in time the vehicle is sold through the auction process. Related costs are deferred and recognized at the time of sale.

Contracts with buyers are generally established via purchase at auction, subject to standard terms and conditions. These contracts contain a single performance obligation, which is satisfied at a point in time when the vehicle is purchased through the auction process. Buyers pay a registration fee to access the auctions for a one-year term in addition to the fees paid upon purchase of a vehicle. The performance obligation to provide access to the auctions, associated with the registration, is satisfied ratably over the one-year contractual term of the buyer agreement.

Most of the vehicles that are sold through auctions are consigned to IAA by the seller and held at IAA’s facilities. IAA does not take title to these consigned vehicles and records only its auction fees as revenue because it has no influence on the vehicle auction selling price agreed to by the seller and the buyer at the auction. Our buyer fees are typically based on a tiered structure with fees increasing with the sale price of the vehicle, while seller fees are typically fixed. IAA generally enforces its rights to payment for seller transactions through net settlement provisions following the sale of a vehicle.

Income Taxes

We file federal, state and foreign income tax returns in accordance with the applicable rules of each jurisdiction. We account for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. The provision for income taxes includes federal, foreign, state and local income taxes payable, as well as deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable amounts in periods in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation under ASC 718, Compensation—Stock Compensation. We recognize all stock-based compensation as expense in the financial statements over the vesting period and that cost is measured as the fair value of the award at the grant date for equity-classified awards. We also recognize the impact of forfeitures as they occur and excess tax benefits and tax deficiencies related to employee stock-based compensation within income tax expense.

Customer Concentration

The auction of each salvage vehicle includes a sell fee paid by the provider and a buy fee paid by the purchaser of the vehicle. No single provider customer or buyer customer accounted for more than 10% of consolidated revenues.

Concentrations of Credit Risk

Financial instruments that potentially subject us to credit risk consist principally of trade receivables. We maintain cash and cash equivalents with various major financial institutions. We perform periodic evaluations of the relative credit standing of these financial institutions and companies and limit the amount of credit exposure with any one institution. Cash and cash equivalents include interest-bearing investments with maturities of three

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

months or less. Due to the nature of our business, substantially all trade receivables are due from vehicle dealers, salvage buyers and insurance companies. We have possession of vehicles or vehicle titles collateralizing a significant portion of the trade receivables. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion.

Financial Instruments

The carrying amounts of trade receivables, other current assets, accounts payable and accrued expenses approximate fair value because of the short-term nature of those instruments.

Parent Equity

Parent Equity on the Consolidated Balance Sheets represents KAR’s net investment in IAA and is presented as “Net Parent Investment” in lieu of stockholder’s equity. The Consolidated Statements of Parent Equity include net cash transfers and other property transfers between KAR and IAA. KAR performs cash management and other treasury related functions on a centralized basis for nearly all of its legal entities, which includes IAA. The Net Parent Investment account includes assets and liabilities incurred by KAR on behalf of IAA, such as accrued liabilities related to corporate allocations including administrative expenses for accounting, treasury, information technology risk management, safety and security, human resources and other services. Other assets and liabilities recorded by KAR, whose related income and expenses have been pushed down to IAA, are also included in Net Parent Investment.

All intercompany transactions effected through Net Parent Investment in the accompanying Consolidated Balance Sheets were considered cash receipts and payments and are reflected in financing activities in the accompanying Consolidated Statements of Cash Flows.

Earnings per share data is not presented in the accompanying consolidated financial statements because IAA does not operate as a separate legal entity with its own capital structure.

New Accounting Standards

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. The new guidance is expected to reduce diversity in practice and result in fewer changes to the terms of an award being accounted for as modifications. Changes that do not impact the fair value, vesting conditions or classification of an award will not require modification accounting. The Company adopted ASU 2017-09 in the first quarter of 2018 and the adoption did not have a material impact on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the statement of cash flows presentation of certain transactions where diversity in practice exists. The Company adopted ASU 2016-15 in the first quarter of 2018 and the adoption did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2018-15 will have on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the test for goodwill impairment by eliminating Step 2 (implied fair value measurement). Instead goodwill impairment would be measured as the amount by which a reporting

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. The new guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We do not expect the adoption of ASU 2017-04 will have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which replaces existing lease guidance. The ASU is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet, with an exception for leases that meet the definition of a short-term lease. The new guidance will continue to classify leases as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The new guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. As permitted by ASU 2018-11, Leases (Topic 842): Targeted Improvements, the Company expects to apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption relating to the derecognition of existing liabilities and assets associated with certain sale leaseback transactions that currently do not qualify for sale accounting. In addition, the Company currently expects to recognize additional operating liabilities of approximately $600 million with corresponding right of use assets based on the present value of the remaining minimum rental payments for existing operating leases.

Note 3—Acquisitions

2017 Acquisition

In December 2017, IAA acquired the assets of POIS, Inc. for approximately $0.9 million. POIS provides loan payoff and lien release technology with a focus on helping insurance companies settle liens faster to improve cycle time/inventory turns. The purchased assets included software, which is being amortized over its expected useful life. Financial results for the acquisition have been included in our consolidated financial statements from the date of acquisition. The financial impact of this acquisition, including pro forma financial results, was immaterial to IAA’s consolidated results for the fiscal year ended December 31, 2017.

2016 Acquisition

In August 2016, HBC Vehicle Services Limited acquired the stock of Gilbert Mitchell Ltd. (“GML”) for approximately $1.1 million. GML supplied drivers for HBC’s transportation of salvage vehicles. The acquisition resulted in goodwill of approximately $0.9 million. Financial results for the acquisition have been included in our consolidated financial statements from the date of acquisition. The financial impact of this acquisition, including pro forma financial results, was immaterial to IAA’s consolidated results for the fiscal year ended January 1, 2017.

Note 4—Stock and Stock-Based Compensation Plans

Under KAR’s long-term incentive plans, KAR common stock and restricted stock have been made available for grant, at the discretion of the Compensation Committee of KAR’s Board of Directors, to executive officers and key employees of IAA in the form of stock options, performance-based restricted stock units (“PRSUs”) and service-based restricted stock units (“RSUs”). IAA’s stock-based compensation expense has included expense associated with KAR PRSUs, RSUs, service options and exit options. We have determined that the PRSUs, RSUs, service options and exit options should be classified as equity awards.

The compensation cost that was charged against income for all stock-based compensation plans was $3.8 million, $3.8 million and $2.5 million for the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017, respectively, and the total income tax benefit recognized in the consolidated statement of income for options, PRSUs and RSUs was approximately $0.9 million for the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017. We did not capitalize any stock-based compensation cost in the fiscal years ended December 30, 2018, December 31, 2017 or January 1, 2017.

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

The following table summarizes our stock-based compensation expense by type of award (in millions):

	Fiscal Year ended December 30, 2018	Fiscal Year ended December 31, 2017	Fiscal Year ended January 1, 2017
PRSUs	$1.2	$1.3	$0.7
RSUs	2.5	2.3	1.6
Service options	0.1	0.2	0.2
Total stock-based compensation expense	$3.8	$3.8	$2.5

PRSUs

In 2018, KAR granted a target amount of approximately 20,000 PRSUs to certain executive officers and management of IAA. The PRSUs vest if and to the extent that KAR’s three-year cumulative operating adjusted net income per share attains certain specified goals. The weighted average grant date fair value of the PRSUs was $54.11 per share, which was determined using the closing price of KAR’s common stock on the grant dates.

In 2017, KAR granted a target amount of approximately 23,000 PRSUs to certain executive officers and management of IAA. The PRSUs vest if and to the extent that KAR’s three-year cumulative operating adjusted net income per share attains certain specified goals. The weighted average grant date fair value of the PRSUs was $44.49 per share, which was determined using the closing price of KAR’s common stock on the grant dates.

In 2016, KAR granted a target amount of approximately 28,000 PRSUs to certain executive officers and management of IAA. The PRSUs vest if and to the extent that KAR’s three-year cumulative operating adjusted net income per share attains certain specified goals. The weighted average grant date fair value of the PRSUs was $34.73 per share, which was determined using the closing price of KAR’s common stock on the grant dates.

In 2015, KAR granted a target amount of approximately 26,000 PRSUs to certain executive officers and management of IAA. The PRSUs vested in 2018 based on attainment of KAR’s three-year cumulative adjusted net income per share goals. The weighted average grant date fair value of the PRSUs was $37.02 per share, which was determined using the closing price of KAR’s common stock on the grant dates.

The fair value of PRSUs vested during the fiscal year ended December 30, 2018 was $1.1 million. There were no PRSU vestings during the fiscal years ended December 31, 2017 and January 1, 2017. As of December 30, 2018, an estimated $1.1 million of unrecognized compensation expense related to non-vested PRSUs is expected to be recognized over a weighted average term of approximately 1.7 years. Dividend equivalents accrue on the PRSUs and are subject to the same vesting and forfeiture terms as the PRSUs.

RSUs

In 2018, 2017 and 2016, approximately 54,000, 59,000 and 76,000, respectively, RSUs were granted to certain executive officers and management of IAA. The RSUs are contingent upon continued employment and generally vest in three equal annual installments. The fair value of RSUs is the value of KAR’s common stock at the date of grant and the weighted average grant date fair value of the RSUs was $54.14 per share, $44.48 per share and $34.77 per share in 2018, 2017 and 2016, respectively. Dividend equivalents accrue on the RSUs and are subject to the same vesting and forfeiture terms as the RSUs.

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

The following table summarizes RSU activity, excluding dividend equivalents, for the fiscal year ended December 30, 2018:

Restricted Stock Units	Number	Weighted Average Grant Date Fair Value
RSUs at January 1, 2018	123,625	$39.67
Transfers	(269)	N/M
Granted	54,014	54.14
Vested	(63,356)	38.69
Forfeited	(3,153)	43.56
RSUs at December 30, 2018	110,861	$47.18

The fair value of RSUs vested during the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017 was $3.4 million, $2.0 million and $0.8 million, respectively. As of December 30, 2018, there was approximately $3.0 million of unrecognized compensation expense related to non-vested RSUs which is expected to be recognized over a weighted average term of 1.8 years.

Service Options

The outstanding service options have a ten-year life and are fully vested and exercisable.

Service Options Summary

The following table summarizes service option activity for the fiscal year ended December 30, 2018:

Service Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Average Intrinsic Value (in millions)
Outstanding at January 1, 2018	117,235	$22.77
Transfers	(710)	N/M
Granted	—	N/A
Exercised	(19,758)	23.97
Forfeited	(1,140)	30.44
Canceled/Expired	(1,124)	16.39
Outstanding at December 30, 2018	94,503	$22.50	3.8 years	$2.3
Exercisable at December 30, 2018	94,503	$22.50	3.8 years	$2.3

The intrinsic value presented in the table above represents the amount by which the market value of the underlying stock exceeds the exercise price of the option at December 30, 2018. The intrinsic value changes continuously based on the fair value of KAR’s stock. The market value is based on KAR’s closing stock price of $46.64 on December 28, 2018 (last trading day of fiscal 2018). The total intrinsic value of service options exercised during the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017 was $0.6 million, $2.1 million and $1.5 million, respectively. All compensation expense related to the service options has been recognized.

Exit Options

The outstanding exit options have a ten-year life and are fully vested and exercisable.

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

Exit Options Summary

The following table summarizes exit option activity for the fiscal year ended December 30, 2018:

Exit Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Average Intrinsic Value (in millions)
Outstanding at January 1, 2018	39,921	$14.88
Transfers	(793)	N/M
Granted	—	N/A
Exercised	(21,289)	16.03
Forfeited	—	N/A
Canceled/Expired	(3,374)	16.39
Outstanding at December 30, 2018	14,465	$12.86	1.0 year	$0.5
Exercisable at December 30, 2018	14,465	$12.86	1.0 year	$0.5

The intrinsic value presented in the table above represents the amount by which the market value of the underlying stock exceeds the exercise price of the option at December 30, 2018. The intrinsic value changes continuously based on the fair value of KAR’s stock. The market value is based on KAR’s closing stock price of $46.64 on December 28, 2018 (last trading day of fiscal 2018). The total intrinsic value of exit options exercised during the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017 was $0.9 million, $6.6 million and $5.1 million, respectively. All compensation expense related to the exit options was recognized prior to 2015.

KAR Employee Stock Purchase Plan

Employees of IAA are eligible to participate in the KAR Employee Stock Purchase Plan (“ESPP”). A maximum of 1,000,000 shares of KAR’s common stock have been reserved for issuance under the ESPP, of which 370,738 shares remained available for future ESPP purchases as of December 30, 2018. The ESPP provides for one month offering periods with a 15% discount from the fair market value of a share on the date of purchase. A participant’s annual contribution to the ESPP may not exceed $25,000 per year. Unless terminated earlier, the ESPP will terminate on December 31, 2028. In accordance with ASC 718, Compensation—Stock Compensation, the entire 15% purchase discount is recorded as compensation expense.

Note 5—Allowance for Doubtful Accounts

The following is a summary of changes in the allowance for doubtful accounts related to trade receivables (in millions):

	Fiscal Year ended December 30, 2018	Fiscal Year ended December 31, 2017	Fiscal Year ended January 1, 2017
Allowance for Doubtful Accounts
Balance at beginning of period	$2.1	$2.0	$1.7
Provision for credit losses	2.2	0.6	1.5
Less net charge-offs	(1.0)	(0.5)	(1.2)
Balance at end of period	$3.3	$2.1	$2.0

Recoveries of trade receivables were netted with charge-offs, as they were not material. Changes in the Canadian exchange rate did not have a material effect on the allowance for doubtful accounts.

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

Note 6—Goodwill and Other Intangible Assets

Goodwill consisted of the following (in millions):

	United States	International	Total
Balance at January 1, 2017	$486.5	$43.8	$530.3
Increase for acquisition activity	—	—	—
Other	—	3.3	3.3
Balance at December 31, 2017	$486.5	$47.1	$533.6
Increase for acquisition activity	—	—	—
Other	—	(3.4)	(3.4)
Balance at December 30, 2018	$486.5	$43.7	$530.2

Goodwill represents the excess cost over fair value of identifiable net assets of businesses acquired. The changes to goodwill in 2018 and 2017 were the result of the impact of fluctuations in exchange rates.

A summary of customer relationships is as follows (in millions):

		December 30, 2018			December 31, 2017
	Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	5 - 19	$361.5	$(286.7)	$74.8	$364.4	$(262.8)	$101.6

The decrease in the carrying value of customer relationships in 2018 was primarily related to the amortization of existing customer relationships.

A summary of other intangibles is as follows (in millions):

		December 30, 2018			December 31, 2017
	Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Tradenames	2 - Indefinite	$57.8	$(1.7)	$56.1	$57.8	$(1.4)	$56.4
Computer software & technology	3 - 13	161.9	(132.0)	29.9	144.0	(114.9)	29.1
Covenants not to compete	1 - 5	14.6	(14.5)	0.1	14.7	(14.4)	0.3
Total		$234.3	$(148.2)	$86.1	$216.5	$(130.7)	$85.8

Other intangibles increased in 2018 primarily as a result of computer software additions, partially offset by the amortization of existing intangibles. The carrying amount of tradenames with an indefinite life was $56.0 million at December 30, 2018 and December 31, 2017.

Amortization expense for customer relationships and other intangibles was $43.6 million, $43.9 million, $43.3 million for the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017, respectively. Estimated amortization expense on existing intangible assets for the next five years is $40.4 million for 2019, $23.7 million for 2020, $14.5 million for 2021, $10.1 million for 2022 and $8.7 million for 2023.

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

Note 7—Property and Equipment

Property and equipment consisted of the following (in millions):

	Useful Lives (in years)	December 30, 2018	December 31, 2017
Land		$50.8	$25.5
Building and leasehold improvements	3 - 40	429.6	356.7
Furniture, fixtures, equipment and vehicles	1 - 10	230.8	210.8
Construction in progress		23.2	39.5
		734.4	632.5
Accumulated depreciation		(389.2)	(342.5)
Property and equipment, net		$345.2	$290.0

We have acquired furniture, fixtures and equipment by undertaking capital lease obligations. Assets held under the capital leases are depreciated in a manner consistent with our depreciation policy for owned assets. The assets included above that are held under capital leases are summarized below (in millions):

Classes of Property	December 30, 2018	December 31, 2017
Furniture, fixtures and equipment	$123.9	$109.8
Accumulated depreciation	(86.0)	(73.4)
Capital lease assets	$37.9	$36.4

Depreciation expense for the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017 was $53.8 million, $49.2 million and $44.6 million, respectively.

Note 8—Leasing Agreements

We lease property, computer equipment and software, automobiles, trucks and trailers, pursuant to operating lease agreements with terms expiring through 2038. Some of the leases contain renewal provisions upon the expiration of the initial lease term, as well as fair market value purchase provisions. In accordance with ASC 840, Leases, rent expense is being recognized ratably over the lease period, including those leases containing escalation clauses. The difference between the required lease payments and rent expense is recorded as “Deferred rent” on the consolidated balance sheet.

We also lease furniture, fixtures and equipment under capital leases. The economic substance of the leases is that we are financing the purchase of furniture, fixtures and equipment through leases and, accordingly, they are recorded as assets and liabilities. The capital lease liabilities are included in “Other accrued expenses” and “Other liabilities” on the consolidated balance sheet. Depreciation expense includes the amortization of assets held under capital leases.

Total future minimum lease payments for non-cancelable operating and capital leases with terms in excess of one year (excluding renewal periods) as of December 30, 2018 are as follows (in millions):

	Operating Leases	Capital Leases
2019	$97.2	$15.2
2020	87.1	9.7
2021	81.1	4.4
2022	73.6	—
2023	64.4	—
Thereafter	526.9	—
	$930.3	$29.3
Less: interest portion of capital leases		1.5
Total		$27.8

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

Total lease expense for the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017 was $122.4 million, $108.6 million and $87.4 million, respectively.

Note 9—Income Taxes

IAA has historically been included in the consolidated income tax returns of KAR. IAA’s income taxes are computed and reported herein under the “separate return method” as if IAA were a separate taxpayer. Use of the separate return method requires significant judgment and may result in differences when the sum of the amounts presented in standalone tax provisions are compared with amounts presented in consolidated financial statements. In that event, the related current and deferred tax assets and liabilities could be significantly different from those presented herein. Taxes as computed under this separate taxpayer approach may not be indicative of the income tax expense or income tax to be paid had IAA operated as a standalone company.

The components of our income before income taxes and the provision for income taxes are as follows (in millions):

	Fiscal Year ended December 30, 2018	Fiscal Year ended December 31, 2017	Fiscal Year ended January 1, 2017
Income before income taxes:
Domestic	$218.0	$175.2	$134.2
Foreign	28.2	21.8	19.1
Total	$246.2	$197.0	$153.3
Income tax expense (benefit):
Current:
Federal	$45.2	$43.3	$47.6
Foreign	8.3	6.6	6.2
State	11.9	6.9	6.9
Total current provision	65.4	56.8	60.7
Deferred:
Federal	(1.3)	(22.9)	(1.2)
Foreign	(0.5)	(0.8)	(0.9)
State	(1.1)	2.5	(0.2)
Total deferred provision	(2.9)	(21.2)	(2.3)
Income tax expense	$62.5	$35.6	$58.4

The provision for income taxes was different from the U.S. federal statutory rate applied to income before taxes, and is reconciled as follows:

	Fiscal Year ended December 30, 2018	Fiscal Year ended December 31, 2017	Fiscal Year ended January 1, 2017
Statutory rate	21.0%	35.0%	35.0%
State and local income taxes, net	3.3%	2.7%	2.6%
Reserves for tax exposures	0.3%	0.4%	0.3%
International operations	0.9%	(1.8)%	(0.2)%
Stock-based compensation	(0.2)%	(1.0)%	—%
Impact of law and rate change	—%	(17.7)%	—%
Other, net	0.1%	0.5%	0.4%
Effective rate	25.4%	18.1%	38.1%

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

On December 22, 2017, U.S. tax reform (“TCJA”) was enacted. The law includes significant changes to the U.S. corporate income tax system, including a Federal corporate income tax rate reduction from 35 percent to 21 percent effective for tax years beginning after December 31, 2017. As a result, for the fiscal year ended December 31, 2017, the Company recorded a deferred income tax benefit of $37.0 million related to the remeasurement of its deferred tax assets and liabilities. In addition, the law imposed a one-time deemed repatriation transition tax on the accumulated unrepatriated and untaxed earnings of our foreign subsidiaries. This resulted in the Company recording a current tax expense of $2.2 million for the fiscal year ended December 31, 2017.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

We offset all deferred tax assets and liabilities by jurisdiction, as well as any related valuation allowance, and present them as a single noncurrent deferred income tax liability. Deferred tax assets (liabilities) are comprised of the following (in millions):

	December 30, 2018	December 31, 2017
Gross deferred tax assets:
Allowances for trade and finance receivables	$0.6	$0.4
Accruals and liabilities	50.1	38.6
Employee benefits and compensation	4.1	3.9
Other	1.8	1.8
Total deferred tax assets	56.6	44.7
Deferred tax asset valuation allowance	—	—
Total	56.6	44.7
Gross deferred tax liabilities:
Property and equipment	(43.4)	(33.1)
Goodwill and intangible assets	(64.8)	(67.4)
Other	(11.5)	(11.4)
Total	(119.7)	(111.9)
Net deferred tax liabilities	$(63.1)	$(67.2)

Permanently reinvested undistributed earnings of our foreign subsidiaries were approximately $60.7 million at December 30, 2018. Because these amounts have been or will be permanently reinvested in properties and working capital, we have not recorded the deferred taxes associated with these earnings. If the undistributed earnings of foreign subsidiaries were to be remitted, state and local income tax expense and withholding tax expense would need to be recognized, net of any applicable foreign tax credits. It is not practical for us to determine the additional tax that would be incurred upon remittance of these earnings.

Tax payments made by KAR, related to IAA, for the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017 were $65.4 million, $56.8 million and $60.7 million, respectively.

We apply the provisions of ASC 740, Income Taxes. ASC 740 clarifies the accounting and reporting for uncertainty in income taxes recognized in an enterprise’s financial statements. These provisions prescribe a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on income tax returns.

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	December 30, 2018	December 31, 2017
Balance at beginning of period	$2.0	$1.3
Increase in prior year tax positions	—	—
Decrease in prior year tax positions	—	—
Increase in current year tax positions	1.0	0.7
Settlements	—	—
Lapse in statute of limitations	—	—
Balance at end of period	$3.0	$2.0

The total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate was $2.5 million and $1.7 million at December 30, 2018 and December 31, 2017, respectively.

We record interest and penalties associated with the uncertain tax positions within our provision for income taxes on the income statement. We had reserves totaling $0.1 million at December 30, 2018 and December 31, 2017, associated with interest and penalties, net of tax.

The provision for income taxes involves management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by us. In addition, U.S. and non-U.S. tax authorities periodically review income tax returns filed by us and can raise issues regarding our filing positions, timing and amount of income or deductions and the allocation of income among the jurisdictions in which we operate. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business we are subject to examination by taxing authorities in the United States, Canada and United Kingdom. In general, the examination of our material tax returns is completed for the years prior to 2012.

Based on the potential outcome of the Company’s tax examinations and the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the currently remaining unrecognized tax benefits will change within the next 12 months. The associated net tax impact on the reserve balance is estimated to be in the range of a $0 million to $0.6 million decrease.

Note 10—Employee Benefit Plans

401(k) Plan

Employees of IAA are eligible to participate in the KAR 401(k) Plan. KAR maintains a defined contribution 401(k) plan that covers substantially all U.S. employees. Participants are generally allowed to make non-forfeitable contributions up to the annual IRS limits. KAR matches 100 percent of the amounts contributed by each individual participant up to 4 percent of the participant’s compensation. Participants are 100 percent vested in the employer contributions. For the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017 KAR contributed $4.3 million, $3.7 million and $3.3 million, respectively, related to participating employees of IAA.

Note 11—Commitments and Contingencies

We are involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business, such as employment matters and dealer disputes. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss (or range of possible losses) can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

should be adjusted. Accruals for contingencies, including litigation and environmental matters, are included in “Other accrued expenses” at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period. Legal fees are expensed as incurred.

We accrue, as appropriate, for environmental remediation costs anticipated to be incurred at certain of our auction facilities. There were no liabilities for environmental matters included in “Other accrued expenses” at December 30, 2018 and December 31, 2017.

We store a significant number of vehicles owned by various customers that are consigned to us to be auctioned. We are contingently liable for each consigned vehicle until the eventual sale or other disposition, subject to certain natural disaster exceptions. Individual stop loss and aggregate insurance coverage is maintained on the consigned vehicles. These consigned vehicles are not included in the consolidated balance sheets.

In the normal course of business, we also enter into various other guarantees and indemnities in our relationships with suppliers, service providers, customers and others. These guarantees and indemnifications do not materially impact our financial condition or results of operations, but indemnifications associated with our actions generally have no dollar limitations and historically have been inconsequential.

As noted above, we are involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business, such as employment matters and dealer disputes. Such litigation is generally not, in the opinion of management, likely to have a material adverse effect on our financial condition, results of operations or cash flows. Legal and regulatory proceedings which could be material are discussed below.

IAA—Lower Duwamish Waterway

Since June 2004, IAA has operated a branch on property it leases in Tukwila, Washington just south of Seattle. The property is located adjacent to a Superfund site known as the Lower Duwamish Waterway Superfund Site (“LDW Site”). The LDW Site had been designated a Superfund site in 2001, three years prior to IAA’s tenancy. On March 25, 2008, the United States Environmental Protection Agency, or the “EPA,” issued IAA a General Notice of Potential Liability, or “General Notice,” pursuant to Section 107(a), and a Request for Information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA,” related to the LDW Site. On November 7, 2012, the EPA issued IAA a Second General Notice of Potential Liability, or “Second General Notice,” for the LDW Site. The EPA’s website indicates that the EPA has issued general notice letters to approximately 116 entities, and has issued Section 104(e) Requests to more than 300 entities related to the LDW Site. In the General Notice and Second General Notice, the EPA informed IAA that the EPA believed IAA may be a Potentially Responsible Party, or “PRP,” but the EPA did not specify the factual basis for this assertion. At this time, the EPA still has not specified the factual basis for this assertion and has not demanded that IAA pay any funds or take any action apart from responding to the Section 104(e) Information Request. Four PRPs, The Boeing Company, the City of Seattle, the Port of Seattle and King County - the Lower Duwamish Waterway Group (“LDWG”), have funded a remedial investigation and feasibility study related to the cleanup of the LDW Site. In December 2014, the EPA issued a Record of Decision (“ROD”), detailing the final cleanup plan for the LDW Site. The ROD estimated the cost of cleanup to be $342 million, with the plan involving dredging of 105 acres, capping 24 acres, and enhanced natural recovery of 48 acres. The estimated length of the cleanup was 17 years, including 7 years of active remediation, and 10 years of monitored natural recovery. IAA is aware that certain authorities may bring natural resource damage claims against PRPs. On February 11, 2016, IAA received a Notice of Intent letter from the United States National Oceanic and Atmospheric Administration informing IAA that the Elliott Bay Trustee Council were beginning to conduct an injury assessment for natural resource damages in the LDW. The Notice of Intent indicated that the decision of the trustees to proceed with this natural resources injury assessment followed a pre-assessment screen performed by the trustees. Shortly thereafter, in a letter dated August 16, 2016, EPA issued a status update to the PRPs at

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

the LDW Site. The letter stated that EPA expected the bulk of the pre-remedial design work currently being performed by the LDWG to be completed by the beginning of 2018, with the Remedial Design/Remedial Action (“RD/RA”) phase to follow. The EPA previously anticipated that the pre-design work would be completed sometime during 2018, and the Company is not aware of any further information regarding that schedule. Accordingly, RD/RA negotiations with all PRPs may begin sometime in 2019. At this time, the Company has not received any further notices from the EPA and does not have adequate information to determine IAA’s responsibility, if any, for contamination at this site, or to estimate IAA’s loss as a result of this potential liability.

In addition, the Washington State Department of Ecology (“Ecology”) is working with the EPA in relation to the LDW Site, primarily to investigate and address sources of potential contamination contributing to the LDW Site. In 2007, IAA installed a stormwater capture and filtration system designed to treat sources of potential contamination before discharge to the LDW Site. The immediate-past property owner, the former property owner and IAA have had discussions with Ecology concerning possible source control measures, including an investigation of the water and soils entering the stormwater system, an analysis of the source of contamination identified within the system, if any, and possible repairs and upgrades to the stormwater system if required. Additional source control measures, if any, are not expected to have a material adverse effect on future recurring operating costs.

Note 12—Relationship with Parent and Related Entities

Historically, IAA has been managed and operated in the normal course of business with other affiliates of KAR. Accordingly, certain shared costs have been allocated to IAA and reflected as expenses in the standalone consolidated financial statements. Management of KAR and IAA consider the allocation methodologies used to be reasonable and appropriate reflections of historical expenses of KAR attributable to IAA for purposes of the standalone financial statements; however, the expenses reflected in the consolidated financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if IAA historically operated as a separate, standalone entity. In addition, the expenses reflected in these consolidated financial statements may not be indicative of expenses that will be incurred in the future by IAA.

Transactions between KAR and IAA, with the exception of purchase transactions and reimbursements for payments made to third-party service providers by KAR on IAA’s behalf, are reflected in equity in the Consolidated Balance Sheets as “Net parent investment” and in the Consolidated Statements of Cash Flows as a financing activity in “Net transfers to parent and affiliates.”

Corporate Costs/Allocations

These consolidated financial statements include corporate costs incurred by KAR for services that are provided to or on behalf of IAA. These costs consist of allocated cost pools and identifiable costs. Corporate costs have been directly charged to, or allocated to, IAA using methods management believes are consistent and reasonable. IAA identifiable costs are recorded based on dedicated employee assignments. The method for allocating corporate function costs to IAA is based on various proportionate formulas involving allocation factors. The methods for allocating corporate administration costs to IAA are based on revenue, headcount or the proportion of related expenses. However, the expenses reflected in these consolidated financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if IAA historically operated as a separate, standalone entity. All corporate charges and allocations have been deemed paid by IAA to KAR in the period in which the cost was recorded in the Consolidated Statements of Income.

Allocated corporate costs included in selling, general and administrative expenses were $9.5 million, $6.2 million and $6.3 million for the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017, respectively. The allocated corporate costs were associated with human resources, risk management, information technology and certain finance and other functions.

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

Cash Management and Financing

KAR generally uses a centralized approach to cash management and financing its operations, including the operations of IAA. Accordingly, none of KAR’s corporate cash and cash equivalents has been allocated to IAA in these consolidated financial statements. Cash is transferred daily, based on IAA’s balances, to centralized accounts maintained by KAR. As cash is disbursed or received by KAR, it is accounted for by IAA through the Net Parent Investment.

Transactions with Other KAR Businesses

Throughout the periods covered by these consolidated financial statements, IAA purchased goods and services from KAR’s other businesses. The cost of products and services obtained from related parties was $2.3 million, $2.3 million and $1.3 million during 2018, 2017 and 2016, respectively.

Note 13—Segment Information

ASC 280, Segment Reporting, requires reporting of segment information that is consistent with the manner in which the chief operating decision maker operates and views the Company. Our operations are grouped into three operating segments: United States, Canada and United Kingdom. The operating segments represent geographic areas and reflect how the chief operating decision maker allocates resources and measures results. We have one reportable business segment: United States. Canada and United Kingdom do not meet the criteria to be considered reportable segments, but have been presented as “International” in the tables below to reconcile the amounts presented to consolidated totals.

Financial information for our reportable segment is set forth below as of and for the fiscal year ended December 30, 2018 (in millions):

	United States	International	Total
Operating revenues	$1,185.1	$141.7	$1,326.8
Operating expenses
Cost of services (exclusive of depreciation and amortization)	726.9	94.3	821.2
Selling, general and administrative	111.9	11.9	123.8
Depreciation and amortization	90.5	6.9	97.4
Total operating expenses	929.3	113.1	1,042.4
Operating profit	255.8	28.6	284.4
Interest expense	38.6	0.1	38.7
Other income, net	(0.8)	0.3	(0.5)
Income before income taxes	218.0	28.2	246.2
Income taxes	54.7	7.8	62.5
Net income	$163.3	$20.4	$183.7
Total assets	$1,344.3	$155.9	$1,500.2
Capital expenditures	$63.0	$3.7	$66.7

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

Financial information for our reportable segment is set forth below as of and for the fiscal year ended December 31, 2017 (in millions):

	United States	International	Total
Operating revenues	$1,098.0	$121.2	$1,219.2
Operating expenses
Cost of services (exclusive of depreciation and amortization)	694.6	83.5	778.1
Selling, general and administrative	103.2	10.1	113.3
Depreciation and amortization	86.9	6.2	93.1
Total operating expenses	884.7	99.8	984.5
Operating profit	213.3	21.4	234.7
Interest expense	38.6	—	38.6
Other income, net	(0.5)	(0.4)	(0.9)
Income before income taxes	175.2	21.8	197.0
Income taxes	29.8	5.8	35.6
Net income	$145.4	$16.0	$161.4
Total assets	$1,297.5	$136.9	$1,434.4
Capital expenditures	$48.2	$6.7	$54.9

Financial information for our reportable segment is set forth below as of and for the fiscal year ended January 1, 2017 (in millions):

	United States	International	Total
Operating revenues	$966.2	$131.8	$1,098.0
Operating expenses
Cost of services (exclusive of depreciation and amortization)	612.4	95.9	708.3
Selling, general and administrative	99.2	11.3	110.5
Depreciation and amortization	82.3	5.6	87.9
Total operating expenses	793.9	112.8	906.7
Operating profit	172.3	19.0	191.3
Interest expense	38.6	—	38.6
Other income, net	(0.5)	(0.1)	(0.6)
Income before income taxes	134.2	19.1	153.3
Income taxes	53.1	5.3	58.4
Net income	$81.1	$13.8	$94.9
Total assets	$1,217.9	$134.9	$1,352.8
Capital expenditures	$38.1	$3.9	$42.0

Insurance Auto Auctions, Inc.
Notes to Consolidated Financial Statements
December 30, 2018, December 31, 2017 and January 1, 2017

Geographic Information

Our foreign operations include Canada and the United Kingdom. Most of our operations outside the United States are in Canada. Information regarding the geographic area of our long-lived assets is set forth below (in millions):

	December 30, 2018	December 31, 2017
Long-lived assets
U.S.	$1,009.4	$974.0
Foreign	37.3	49.6
	$1,046.7	$1,023.6

Note 14—Subsequent Events

These consolidated financial statements reflect management’s evaluation of subsequent events, through March 5, 2019, the date IAA’s consolidated financial statements were available to be issued.

Insurance Auto Auctions, Inc.
Consolidated Statements of Income
(In millions)
(Unaudited)

	Three Months ended March 31, 2019	Three Months ended April 1, 2018
Operating revenues	$357.2	$337.3
Operating expenses
Cost of services (exclusive of depreciation and amortization)	218.4	206.7
Selling, general and administrative	33.6	32.6
Depreciation and amortization	21.8	24.1
Total operating expenses	273.8	263.4
Operating profit	83.4	73.9
Interest expense	9.7	9.6
Other expense, net	0.1	—
Income before income taxes	73.6	64.3
Income taxes	19.1	16.0
Net income	$54.5	$48.3

See accompanying condensed notes to consolidated financial statements

Insurance Auto Auctions, Inc.
Consolidated Statements of Comprehensive Income
(In millions)
(Unaudited)

	Three Months ended March 31, 2019	Three Months ended April 1, 2018
Net income	$54.5	$48.3
Other comprehensive income (loss)
Foreign currency translation gain (loss)	2.5	(1.1)
Comprehensive income	$57.0	$47.2

See accompanying condensed notes to consolidated financial statements

Insurance Auto Auctions, Inc.
Consolidated Balance Sheets
(In millions)
(Unaudited)

	March 31, 2019	December 30, 2018
Assets
Current assets
Cash and cash equivalents	$66.2	$60.0
Trade receivables, net of allowances of $4.0 and $3.3	337.9	311.0
Prepaid consigned vehicle charges	51.1	48.5
Other current assets	38.7	34.0
Total current assets	493.9	453.5
Other assets
Goodwill	531.1	530.2
Customer relationships, net of accumulated amortization of $293.6 and $286.7	68.6	74.8
Other intangible assets, net of accumulated amortization of $152.8 and $148.2	86.6	86.1
Operating lease right-of-use assets	625.7	—
Other assets	12.2	10.4
Total other assets	1,324.2	701.5
Property and equipment, net of accumulated depreciation of $341.3 and $389.2	198.5	345.2
Total assets	$2,016.6	$1,500.2

Liabilities and Equity
Current liabilities
Accounts payable	$123.3	$129.0
Accrued employee benefits and compensation expenses	19.1	29.6
Other accrued expenses	51.3	53.6
Income taxes payable	0.6	2.2
Short-term right-of-use operating lease liability	62.5	—
Current maturities of long-term debt	456.6	456.6
Total current liabilities	713.4	671.0
Noncurrent liabilities
Long-term debt	—	—
Deferred income tax liabilities	63.6	63.1
Deferred rent	—	186.8
Long-term right-of-use operating lease liability	607.2	—
Other liabilities	13.5	16.1
Total noncurrent liabilities	684.3	266.0
Commitments and contingencies (Note 4)
Parent Equity
Net parent investment	629.4	576.2
Accumulated other comprehensive loss	(10.5)	(13.0)
Total parent equity	618.9	563.2
Total liabilities and equity	$2,016.6	$1,500.2

See accompanying condensed notes to consolidated financial statements

Insurance Auto Auctions, Inc.
Consolidated Statements of Parent Equity
(In millions)
(Unaudited)

	Total	Net Parent Investment	Accumulated Other Comprehensive Loss
Balance at December 30, 2018	$563.2	$576.2	$(13.0)
Net income	54.5	54.5	—
Cumulative effect adjustment for adoption of ASC Topic 842, net of tax	1.1	1.1	—
Foreign currency translation adjustments	2.5	—	2.5
Stock-based compensation expense	1.0	1.0	—
Net transfer to parent and affiliates	(3.4)	(3.4)	—
Balance at March 31, 2019	$618.9	$629.4	$(10.5)

Balance at December 31, 2017	$571.3	$582.6	$(11.3)
Net income	48.3	48.3	—
Cumulative effect adjustment for adoption of ASC Topic 606, net of tax	(3.0)	(3.0)	—
Foreign currency translation adjustments	(1.1)	—	(1.1)
Stock-based compensation expense	0.9	0.9	—
Net transfer to parent and affiliates	(25.1)	(25.1)	—
Balance at April 1, 2018	$591.3	$603.7	$(12.4)

See accompanying condensed notes to consolidated financial statements

Insurance Auto Auctions, Inc.
Consolidated Statements of Cash Flows
(In millions)
 (Unaudited)

	Three Months ended March 31, 2019	Three Months ended April 1, 2018
Operating activities
Net income	$54.5	$48.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21.8	24.1
Provision for credit losses	0.7	0.6
Deferred income taxes	(0.1)	(0.3)
Stock-based compensation	1.0	0.9
(Gain) loss on disposal of fixed assets	—	(0.1)
Other, net	0.8	(0.2)
Changes in operating assets and liabilities, net of acquisitions:
Trade receivables and other assets	(36.5)	(20.6)
Accounts payable and accrued expenses	(7.0)	(11.4)
Net cash provided by operating activities	35.2	41.3
Investing activities
Acquisition of businesses (net of cash acquired)	—	—
Purchases of property, equipment and computer software	(21.6)	(16.2)
Proceeds from the sale of property and equipment	—	0.1
Net cash used by investing activities	(21.6)	(16.1)
Financing activities
Net increase in book overdrafts	1.0	7.4
Payments on capital leases	(5.6)	(4.2)
Net transfers to parent and affiliates	(3.4)	(25.1)
Net cash used by financing activities	(8.0)	(21.9)
Effect of exchange rate changes on cash	0.6	0.4
Net increase (decrease) in cash and cash equivalents	6.2	3.7
Cash and cash equivalents at beginning of period	60.0	33.1
Cash and cash equivalents at end of period	$66.2	$36.8

See accompanying condensed notes to consolidated financial statements

Insurance Auto Auctions, Inc.
Condensed Notes to Consolidated Financial Statements
March 31, 2019 and April 1, 2018 (Unaudited)

Note 1—Basis of Presentation and Nature of Operations

Potential Spin-off

On February 27, 2018, KAR Auction Services, Inc. (“KAR” or “Parent”), a Delaware corporation, announced a plan to pursue the separation of its salvage auction business into a separate public company, IAA Spinco Inc. (“IAA” or “the Company”), through a spin-off. Among other conditions, the planned spin-off is subject to approval by KAR’s Board of Directors and the effectiveness of a registration statement on Form 10 relating to the spin-off filed with the Securities and Exchange Commission. Upon completion of the spin-off, IAA will operate its business as an independent, publicly traded company.

Throughout the periods covered by these unaudited consolidated financial statements, IAA operated as a reportable segment within KAR. The accompanying unaudited consolidated financial statements and condensed notes to consolidated financial statements have been prepared from KAR’s historical accounting records and are presented on a stand-alone basis as if the operations had been conducted independently from KAR. Accordingly, KAR and its subsidiaries, net investment in these operations (Parent Equity) is shown in lieu of stockholder’s equity in the unaudited consolidated financial statements. These unaudited consolidated financial statements include the historical operations, assets, and liabilities of the legal entities that are considered to comprise IAA. The historical results of operations, financial position and cash flows of IAA represented in the financial statements may not be indicative of what they would have been had IAA actually been a separate stand-alone entity during such periods, nor are they necessarily indicative of IAA’s future results of operations, financial position and cash flows.

IAA is comprised of certain stand-alone legal entities for which discrete financial information is available. The consolidated statements of income include all revenues and costs directly attributable to IAA, including costs for functions and services used by IAA. Certain shared costs have been directly charged to IAA based on specific identification or other allocation methods. The results of operations also include allocations of costs for administrative functions and services performed on behalf of IAA by centralized staff groups within KAR. Current and deferred income taxes and related tax expense have been determined based on the stand-alone results of IAA by applying Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes, to the IAA operations in each country as if it were a separate taxpayer (i.e., following the separate return methodology). Allocation methodologies were applied to certain shared costs to allocate amounts to IAA as discussed further in Note 4 - Relationship with Parent and Related Entities.

All charges and allocations of cost for functions and services performed by KAR organizations have been deemed paid by IAA to KAR, in cash, in the period in which the cost was recorded in the consolidated statements of income. Allocations to IAA of current income taxes payable are deemed to have been remitted, in cash, to KAR in the period the related tax expense was recorded. Allocations of current income taxes receivable are deemed to have been remitted to IAA, in cash, by KAR in the period to which the receivable applies only to the extent that a refund of such taxes could have been recognized by IAA on a stand-alone basis under the law of the relevant taxing jurisdiction.

KAR uses a centralized approach to cash management and financing its operations, including the operations of IAA. Accordingly, none of KAR’s corporate cash and cash equivalents has been allocated to IAA in these unaudited consolidated financial statements. Transactions between KAR and IAA are accounted for through Net Parent Investment. See Note 4 - Relationship with Parent and Related Entities, for a further description of related party transactions between KAR and IAA.

All of the allocations and estimates in these unaudited consolidated financial statements are based on assumptions that management of KAR and IAA believe are reasonable. However, the unaudited consolidated financial statements included herein may not be indicative of the financial position, results of operations and cash flows of IAA in the future or if IAA had been a separate, stand-alone entity during the periods presented.

Insurance Auto Auctions, Inc.
Condensed Notes to Consolidated Financial Statements
March 31, 2019 and April 1, 2018 (Unaudited)

Business and Nature of Operations

IAA is a leading, national provider of salvage vehicle auctions and related services in North America. The salvage auctions facilitate the remarketing of damaged vehicles that are designated as total losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made, purchased vehicles and older model vehicles donated to charity or sold by dealers in salvage auctions. The salvage auction business specializes in providing services such as inbound transportation logistics, inspections, evaluations, salvage recovery services, titling and settlement administrative services.

We currently operate 179 sites across the United States and Canada; in addition, we offer online marketplaces for salvage vehicles. IAA also includes HBC Vehicle Services Limited (“HBC”), which operates from 14 locations in the United Kingdom. Our auctions facilitate the sale of salvage vehicles through physical, online or hybrid platforms, which permit Internet buyers to participate in physical marketplaces. IAA facilitates the exchange of these vehicles through an auction marketplace, which aligns sellers and buyers. As an agent for customers, the Company generally does not take title to or ownership of vehicles sold at the auctions. Generally, fees are earned from the seller and buyer on each successful auction transaction in addition to fees earned for ancillary services.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates based in part on assumptions about current, and for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Although the current estimates contemplate current conditions and expected future changes, as appropriate, it is reasonably possible that future conditions could differ from these estimates, which could materially affect our results of operations and financial position. Among other effects, such changes could result in future impairments of goodwill, intangible assets and long-lived assets, additional allowances on accounts receivable and changes in litigation and other loss contingencies.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), which replaces the existing lease guidance in Topic 840. The ASU is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use (“ROU”) assets and corresponding lease liabilities on the balance sheet, with an exception for leases that meet the definition of a short-term lease. The new guidance continues to classify leases as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income.

We adopted Topic 842 in the first quarter of 2019 and as permitted by ASU 2018-11, Leases (Topic 842): Targeted Improvements, we applied the new standard at the adoption date and recognized the cumulative-effect of initially applying the new standard as an increase of $1.1 million to the opening balance of net parent investment. The cumulative-effect adjustment related to the derecognition of existing fixed assets for which we were determined to be the accounting owner under Topic 840 and related liabilities associated with certain sale leaseback transactions in build-to-suit arrangements that did not qualify for sale accounting under Topic 840. Depreciation related to these fixed assets was recorded consistently with owned property and equipment in depreciation expense. In accordance with Topic 842, the lease agreements associated with the derecognized fixed assets and related liabilities generated ROU assets and lease liabilities that will be amortized to lease expense over the lease term. In addition, we recognized additional operating liabilities of approximately $684 million with related ROU assets of approximately $641 million based on the present value of the remaining minimum rental payments for existing operating leases.

We determine if an arrangement is a lease at inception. Operating leases are included in “Operating lease right-of-use assets,” “Short-term operating lease liabilities” and “Long-term operating lease liabilities” in our consolidated balance sheets. Finance leases are included in “Property and equipment, net,” “Other accrued expenses” and “Other liabilities” in our consolidated balance sheets.

Insurance Auto Auctions, Inc.
Condensed Notes to Consolidated Financial Statements
March 31, 2019 and April 1, 2018 (Unaudited)

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. The operating lease ROU assets also include any lease payments made and exclude lease incentives and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. For certain equipment leases, we account for the lease and non-lease components as a single lease component.

New Accounting Standards

In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2018-15 will have on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the test for goodwill impairment by eliminating Step 2 (implied fair value measurement). Instead goodwill impairment would be measured as the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. The new guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We do not expect the adoption of ASU 2017-04 will have a material impact on the consolidated financial statements.

Note 2—Stock and Stock-Based Compensation Plans

Under KAR’s long-term incentive plans, KAR common stock and restricted stock have been made available for grant, at the discretion of the Compensation Committee of KAR’s Board of Directors, to executive officers and key employees of IAA in the form of stock options, performance-based restricted stock units (“PRSUs”) and service-based restricted stock units (“RSUs”). IAA’s stock-based compensation expense includes expense associated with KAR PRSUs and RSUs. We have determined that the PRSUs and RSUs should be classified as equity awards.

The following table summarizes our stock-based compensation expense by type of award (in millions):

	Three Months ended March 31, 2019	Three Months ended April 1, 2018
PRSUs	$0.3	$0.3
RSUs	0.7	0.6
Total stock-based compensation expense	$1.0	$0.9

Insurance Auto Auctions, Inc.
Condensed Notes to Consolidated Financial Statements
March 31, 2019 and April 1, 2018 (Unaudited)

PRSUs and RSUs

In the three months ended March 31, 2019, KAR granted a target amount of approximately 25,000 PRSUs to certain executive officers and management of IAA. The PRSUs vest if and to the extent that KAR’s three-year cumulative operating adjusted net income per share attains certain specified goals. In addition, approximately 65,000 RSUs were granted to certain executive officers and management of IAA. The RSUs are contingent upon continued employment and generally vest in three equal annual installments. The weighted average grant date fair value of the PRSUs and the RSUs was $47.06 per share, which was determined using the closing price of KAR’s common stock on the grant dates.

Note 3—Leases

We lease property, software, automobiles, trucks and trailers pursuant to operating lease agreements. We also lease furniture, fixtures and equipment under finance leases. Our leases have varying remaining lease terms with leases expiring through 2038, some of which include options to extend the leases.

The components of lease expense were as follows (in millions):

Three Months ended March 31, 2019
Operating lease cost	$27.3
Finance lease cost:
Amortization of right-of-use assets	$3.8
Interest on lease liabilities	0.3
Total finance lease cost	$4.1

Supplemental cash flow information related to leases was as follows (in millions):

Three Months ended March 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows related to operating leases	$26.5
Operating cash flows related to finance leases	0.3
Financing cash flows related to finance leases	5.6
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	1.9
Finance leases	—

Supplemental balance sheet information related to leases was as follows (in millions, except lease term and discount rate):

Three Months ended March 31, 2019
Operating Leases
Operating lease right-of-use assets	$625.7
Short-term right-of-use operating lease liability	$62.5
Long-term right-of-use operating lease liability	607.2
Total operating lease liabilities	$669.7

Insurance Auto Auctions, Inc.
Condensed Notes to Consolidated Financial Statements
March 31, 2019 and April 1, 2018 (Unaudited)

Three Months ended March 31, 2019
Finance Leases
Property and equipment, gross	$117.2
Accumulated depreciation	(82.9)
Property and equipment, net	$34.3
Other accrued expenses	$11.7
Other liabilities	11.2
Total finance lease liabilities	$22.9
Weighted Average Remaining Lease Term
Operating leases	12.3
Finance leases	2.2
Weighted Average Discount Rate
Operating leases	6.2%
Finance leases	4.6%

Maturities of lease liabilities as of March 31, 2019 were as follows (in millions):

	Operating Leases	Finance Leases
2019 (excluding the three months ended March 31, 2019)	$77.9	$11.9
2020	94.4	7.8
2021	87.1	4.6
2022	78.1	—
2023	68.5	—
Thereafter	573.6	—
Total lease payments	979.6	24.3
Less imputed interest	(309.9)	(1.4)
Total	$669.7	$22.9

Note 4—Commitments and Contingencies

We are involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business, such as employment matters and dealer disputes. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss (or range of possible losses) can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies, including litigation and environmental matters, are included in “Other accrued expenses” at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period. Such matters are generally not, in the opinion of management, likely to have a material adverse effect on our financial condition, results of operations or cash flows. Legal fees are expensed as incurred. There has been no significant change in the legal and regulatory proceedings which were disclosed in our audited consolidated financial statements for the fiscal year ended December 30, 2018.

Insurance Auto Auctions, Inc.
Condensed Notes to Consolidated Financial Statements
March 31, 2019 and April 1, 2018 (Unaudited)

Note 5—Relationship with Parent and Related Entities

Historically, IAA has been managed and operated in the normal course of business with other affiliates of KAR. Accordingly, certain shared costs have been allocated to IAA and reflected as expenses in the stand-alone unaudited consolidated financial statements. Management of KAR and IAA consider the allocation methodologies used to be reasonable and appropriate reflections of historical expenses of KAR attributable to IAA for purposes of the stand-alone financial statements; however, the expenses reflected in the unaudited consolidated financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if IAA historically operated as a separate, stand-alone entity. In addition, the expenses reflected in these unaudited consolidated financial statements may not be indicative of expenses that will be incurred in the future by IAA.

Transactions between KAR and IAA, with the exception of purchase transactions and reimbursements for payments made to third-party service providers by KAR on IAA’s behalf, are reflected in equity in the Consolidated Balance Sheets as “Net parent investment” and in the Consolidated Statements of Cash Flows as a financing activity in “Net transfers to parent and affiliates.”

Corporate Costs/Allocations

These unaudited consolidated financial statements include corporate costs incurred by KAR for services that are provided to or on behalf of IAA. These costs consist of allocated cost pools and identifiable costs. Corporate costs have been directly charged to, or allocated to, IAA using methods management believes are consistent and reasonable. IAA identifiable costs are recorded based on dedicated employee assignments. The method for allocating corporate function costs to IAA is based on various proportionate formulas involving allocation factors. The methods for allocating corporate administration costs to IAA are based on revenue, headcount or the proportion of related expenses. However, the expenses reflected in these unaudited consolidated financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if IAA historically operated as a separate, stand-alone entity. All corporate charges and allocations have been deemed paid by IAA to KAR in the period in which the cost was recorded in the Consolidated Statements of Income.

Allocated corporate costs included in selling, general and administrative expenses were $1.7 million and $2.1 million for the three months ended March 31, 2019 and April 1, 2018, respectively. The allocated corporate costs were associated with human resources, risk management, information technology and certain finance and other functions.

Cash Management and Financing

KAR generally uses a centralized approach to cash management and financing its operations, including the operations of IAA. Accordingly, none of KAR’s corporate cash and cash equivalents has been allocated to IAA in these unaudited consolidated financial statements. Cash is transferred daily, based on IAA’s balances, to centralized accounts maintained by KAR. As cash is disbursed or received by KAR, it is accounted for by IAA through the Net Parent Investment.

Transactions with Other KAR Businesses

Throughout the periods covered by these unaudited consolidated financial statements, IAA purchased goods and services from KAR’s other businesses. The cost of products and services obtained from related parties was $0.3 million and $0.8 million for the three months ended March 31, 2019 and April 1, 2018, respectively.

Note 6—Segment Information

ASC 280, Segment Reporting, requires reporting of segment information that is consistent with the manner in which the chief operating decision maker operates and views the Company. Our operations are grouped into three operating segments: United States, Canada and United Kingdom. The operating segments represent geographic

Insurance Auto Auctions, Inc.
Condensed Notes to Consolidated Financial Statements
March 31, 2019 and April 1, 2018 (Unaudited)

areas and reflect how the chief operating decision maker allocates resources and measures results. We have one reportable business segment: United States. Canada and United Kingdom do not meet the criteria to be considered reportable segments but have been presented as “International” in the tables below to reconcile the amounts presented to consolidated totals.

Financial information for our reportable segment is set forth below as of and for the three months ended March 31, 2019 (in millions):

	United States	International	Total
Operating revenues	$314.3	$42.9	$357.2
Operating expenses
Cost of services (exclusive of depreciation and amortization)	189.1	29.3	218.4
Selling, general and administrative	30.0	3.6	33.6
Depreciation and amortization	20.0	1.8	21.8
Total operating expenses	239.1	34.7	273.8
Operating profit	75.2	8.2	83.4
Interest expense	9.7	—	9.7
Other expense, net	0.1	—	0.1
Income before income taxes	65.4	8.2	73.6
Income taxes	16.7	2.4	19.1
Net income	$48.7	$5.8	$54.5
Total assets	$1,812.5	$204.1	$2,016.6

Financial information for our reportable segment is set forth below as of and for the three months ended April 1, 2018 (in millions):

	United States	International	Total
Operating revenues	$303.4	$33.9	$337.3
Operating expenses
Cost of services (exclusive of depreciation and amortization)	185.2	21.5	206.7
Selling, general and administrative	29.8	2.8	32.6
Depreciation and amortization	22.4	1.7	24.1
Total operating expenses	237.4	26.0	263.4
Operating profit	66.0	7.9	73.9
Interest expense	9.6	—	9.6
Other expense, net	—	—	—
Income before income taxes	56.4	7.9	64.3
Income taxes	13.9	2.1	16.0
Net income	$42.5	$5.8	$48.3
Total assets	$1,320.7	$139.6	$1,460.3

Note 7—Subsequent Events

These unaudited consolidated financial statements reflect management’s evaluation of subsequent events, through May 10, 2019, the date IAA’s unaudited consolidated financial statements were available to be issued.